As filed with the Securities and Exchange Commission on November 5, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SFS AUTO FUNDING, LLC

as depositor to the issuing entities described herein

SFS LEASING, LTD.

as issuing entity with respect to the exchange note described herein

(Exact name of each registrant as specified in its charter)

Delaware	92-1721391 88-6175578
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0002042809

Central Index Key Number of SFS Leasing, Ltd.: 0002154715

Central Index Key Number of sponsor: 0001980666

Stellantis Financial Services, Inc.

(Exact name of sponsor as specified in its charter)

5757 Woodway Drive

Houston, Texas 77057

(713) 273-5116

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bennie H. Duck

Stellantis Financial Services, Inc.

5757 Woodway Drive

Houston, Texas 77057

(713) 273-5116

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600	James J. Antonopoulos, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Jim Murphy Stellantis Financial Services, Inc. 5757 Woodway Drive Houston, Texas 77057 (203) 252-0614

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated [    ] [●], 20[●]

PROSPECTUS

$[●]

Stellantis Financial Underwritten Enhanced Lease Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [ ]

SFS Auto Funding, LLC	Stellantis Financial Services, Inc.
Depositor	Sponsor and Servicer
Central Index Key Number: 0002042809	Central Index Key Number: 0001980666

Stellantis Financial Underwritten Enhanced Lease Trust 20[●]-[●] will issue the following asset-backed notes:

You should carefully read
the risk factors set forth
under “Risk Factors”
beginning on page [ ] of
this prospectus.

The notes are asset backed
securities. The notes will be
the obligation solely of the
issuing entity and will not be
obligations of or guaranteed
by Stellantis Financial
Services, Inc., SFS Auto
Funding, LLC, SFS Leasing,
Ltd., the underwriters or any
of their affiliates.

		Initial Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 notes		$[●]	[●]%	[●]
Class A-2[-A] notes(4)	}	$[●]	[●]%	[●]
[Class A-2-B notes(4)]			[SOFR Rate][Insert Other Benchmark Rate] + [●]%(5)
Class A-3 notes		$[●]	[●]%	[●]
Class A-4 notes		$[●]	[●]%	[●]
[Class B notes]		$[●]	[●]%	[●]
[Class C notes]		$[●]	[●]%	[●]

Total		$[●]

		Price to Public(6)	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 note		[●]%	[●]%	[●]%
Per Class A-2[-A] note		[●]%	[●]%	[●]%
[Per Class A-2-B note]		[●]%	[●]%	[●]%
Per Class A-3 note		[●]%	[●]%	[●]%
Per Class A-4 note		[●]%	[●]%	[●]%
[Per Class B note	]	[●]%	[●]%	[●]%
[Per Class C note	]	[●]%	[●]%	[●]%

Total		$[●]	$[●]	$[●]

(1)  [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

(2)  [Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the sponsor.]

(3)  The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)  [The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [●]% of the aggregate principal amount of the Class A-2 notes.]

(5)  [The Class A-2-B notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [the “SOFR Rate”][Insert Other Benchmark Rate]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2-B notes and the circumstances under which the benchmark may change, see “Description of the Notes—Payments of Interest” in this prospectus. [If the sum of [the SOFR Rate][Insert Other Benchmark Rate] + [●]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “Description of the Notes—Payments of Interest” in this prospectus.] [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2-B notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (the “SOFR Rate”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on an alternative index (other than LIBOR), including, for example, another SOFR-based rate such as Term SOFR or SOFR in arrears.]

(6)  Plus accrued interest, if any, from the closing date.

•

The notes will be backed by an exchange note, which will be backed by a reference pool of [new or used] car, light truck and utility vehicle leases and leased vehicles purchased by Stellantis Financial Services’ origination trust from dealers[, and funds on deposit in the reserve account][and funds on deposit in the risk retention reserve account].

•	The issuing entity will pay interest and principal on the notes on the [●] day of each month, or, if the [●] day is not a business day, the next business day, starting on [__________][●], 20[●].
•

Credit enhancement for the notes offered hereby will consist of [a reserve account funded with an initial deposit of an amount equal to at least [●]% of the [adjusted] pool balance as of the closing date,] [overcollateralization and] [excess spread on the exchange note,] [and, in the case of the Class A notes and the Class B notes, the subordination of certain payments to the noteholders of less senior classes of notes].

•	The issuing entity will also issue a non-interest bearing certificate representing an equity interest in the issuing entity, which is not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS
[●]	[●]	[●]

The date of this prospectus is [__________] [●], 20[●].

i

(continued)

(continued)

CAPITALIZED TERMS

The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity and the notes offered by this prospectus.

You should rely only on the information contained in this prospectus or information expressly incorporated by reference into this prospectus, including all appendices hereto. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the front cover page.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Defined Terms” beginning on page I-1 of this prospectus.

In this prospectus, the terms “we”, “us” and “our” refer to SFS Auto Funding, LLC.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly servicing reports containing information concerning the issuing entity, the notes and the leases and related leased vehicles will be prepared by Stellantis Financial Services, Inc. (“Stellantis Financial Services”) and sent on behalf of the issuing entity to the indenture trustee.

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its website, which is presently located at [•]. The indenture trustee will forward a hard copy of the reports to each noteholder promptly upon request. Assistance in using this website may be obtained by calling the indenture trustee’s customer service desk at [•]. The indenture trustee is obligated to notify the noteholders in writing of any changes in the address or means of access to the website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. Stellantis Financial Services, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Stellantis Financial Underwritten Enhanced Lease Trust 20[•]-[•]” and file number [•]-[•]-[•].

The Depositor

The depositor has filed a Registration Statement on Form SF-3 with the SEC that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The SEC maintains an website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the dates of filing of the documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering.

v

NOTICE TO INVESTORS: UNITED KINGDOM

PROHIBITION ON SALES TO UK RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS EITHER ONE (OR BOTH) OF THE FOLLOWING: (I) NOT A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014, AS IT FORMS PART OF UK DOMESTIC LAW AND AS AMENDED (“UK MIFIR”) OR (II) NOT A QUALIFIED INVESTOR (A “UK QUALIFIED INVESTOR”) AS DEFINED IN PARAGRAPH 15 OF SCHEDULE 1 TO THE POATRS. CONSEQUENTLY NO DISCLOSURE DOCUMENT REQUIRED BY THE PRODUCT DISCLOSURE SOURCEBOOK (“DISC”) OF THE HANDBOOK OF RULES AND GUIDANCE ADOPTED BY THE UK FINANCIAL CONDUCT AUTHORITY FOR OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER DISC AND THE CONSUMER COMPOSITE INVESTMENTS (DESIGNATED ACTIVITIES) REGULATIONS 2024 (AS AMENDED), AS APPLICABLE. IN THIS PROSPECTUS, “POATRS” MEANS THE PUBLIC OFFERS AND ADMISSIONS TO TRADING REGULATIONS 2024 (AS AMENDED).

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF ANY CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE POATRS. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE UK WILL BE MADE ONLY TO A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE UK QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

OTHER UK REGULATORY RESTRICTIONS

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK (I) TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR (II) TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR (III) TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED. NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UK AND NO ONE IN THE UK FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”).

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

PROHIBITION ON SALES TO EU RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR (AN “EU QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED) (THE “EU PROSPECTUS REGULATION”). CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE EEA WILL BE MADE ONLY TO AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE EU QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE EEA OTHER THAN TO EU QUALIFIED INVESTORS.

TRANSACTION STRUCTURE DIAGRAM

This diagram is a simplified overview of the structure of this securitization transaction and the credit enhancement available for the notes. You should read this prospectus completely for more details about this securitization transaction. See “Summary of Terms—Reference Pool” for further information regarding the reference pool.

(1)	The origination trust will allocate a pool of leases and leased vehicles to the reference pool that will secure the exchange note.
(2)	The reserve account will be funded on the closing date in an amount equal to at least [•]% of the initial total securitization value.
(3)	Overcollateralization is the amount by which the total securitization value exceeds the principal amount of the notes.
(4)

All available funds remaining after payments of the senior fees and expenses of the issuing entity, the interest on the notes, any required priority principal payment and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, will be used to pay principal of the notes until the targeted overcollateralization amount is reached.

(5)	The targeted overcollateralization amount will adjust each month and is calculated as described in “Credit Enhancement—Overcollateralization”.
[(6)

Excess spread (representing the excess of interest payments on the exchange note over the fees and expenses of the issuing entity and interest payments on the notes) will be available to pay principal of the notes.]

(7)

All notes other than the Class C notes benefit from subordination of more junior classes to more senior classes. The order of the subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration has occurred. For more details about subordination, you should read “Description of the Notes—Priority of Payments”, “Description of the Notes—Post-Acceleration Priority of Payments” and “Credit Enhancement—Subordination” in this prospectus.

(8)

The certificate will be held initially by the depositor and represents the right to all funds not needed to make required payments on the notes, pay fees and expenses of the issuing entity or make deposits in the reserve account.

(9)	All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.

TRANSACTION CREDIT ENHANCEMENT DIAGRAM

This diagram is a simplified overview of the credit enhancement available for the notes on the closing date and how credit enhancement is used to offset losses on the leases and leased vehicles. You should read this prospectus completely, including “Credit Enhancement”, for more details about the credit enhancement available for the notes.

(1)

[All notes [other than the Class C notes] benefit from subordination of more junior classes to more senior classes. The order of the subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration occurred. For more details about subordination, you should read “Description of the Notes—Priority of Payments”, “Description of the Notes—Post-Acceleration Priority of Payments” and “Credit Enhancement—Subordination”.]

(2)

Overcollateralization is the amount by which the total securitization value exceeds the principal amount of the notes. On the closing date, overcollateralization will equal approximately [•]% of the initial total securitization value. All available funds remaining after payments of the senior fees and expenses of the issuing entity, the interest on the notes, any required priority principal payment and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, will be used to pay principal of the notes until the targeted overcollateralization amount is reached.

(3)	The reserve account will be funded on the closing date in an amount equal to at least [•]% of the initial total securitization value.
[(4)

Excess spread (representing the excess of interest payments on the exchange note over the fees and expenses of the issuing entity and interest payments on the notes) will be available to pay principal of the notes.]

TRANSACTION PAYMENTS DIAGRAM

This diagram shows how exchange note available funds are applied on each payment date and how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless (a) the exchange note is accelerated after an exchange note default or (b) the notes are accelerated after an event of default under the Indenture. You should read this prospectus completely, including “Description of Exchange Note—Priority of Payments on Exchange Note”, “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” for more details about the priority of payments for the notes.

x

TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

This diagram shows the role of each transaction party and each transaction document in this securitization transaction. You should read this prospectus completely, including “Transaction Parties”, “Reference Pool”, “Description of Exchange Note”, “Description of the Notes” and “Servicing” for more details about the roles of each transaction party and each transaction document in this securitization transaction.

SUMMARY OF TERMS

This summary describes certain terms of the issuance of, and payments on, the notes, the assets of the issuing entity, the cash flows in this securitization transaction and the credit enhancement available for the notes. It does not contain all of the information that you should consider in making your decision to purchase any notes. To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially “Risk Factors” starting on page [•].

The Parties*

Issuing Entity

Stellantis Financial Underwritten Enhanced Lease Trust 20[—]-[—], a Delaware statutory trust, will be the “issuing entity” of the notes. The primary asset of the issuing entity will be an exchange note, which will be backed by a reference pool of [new or used] car, light truck and utility vehicle leases and leased vehicles purchased by Stellantis Financial Services’ origination trust from dealers.

Depositor

SFS Auto Funding, LLC, a Delaware limited liability company and a wholly owned special purpose subsidiary of Stellantis Financial Services, Inc., is the “depositor” of the issuing entity. The depositor will sell the exchange note to the issuing entity. The depositor or an affiliate of the depositor will be the initial holder of the issuing entity’s certificate.

You may contact the depositor by mail at 5757 Woodway Drive, Suite 400, Houston, Texas 77057 [or by calling [•]].

Sponsor, Servicer and Administrator

Stellantis Financial Services, Inc., a Texas corporation, referred to as “Stellantis Financial Services” is the “sponsor” of the transaction described in this prospectus and will be the “servicer” of the leases and leased vehicles in the reference pool and of this securitization transaction. Stellantis Financial Services, as the “administrator” of the issuing entity, will provide administrative and ministerial services for the issuing entity.

The servicer is responsible for collecting payments on the reference pool, administering payoffs, managing extensions, modifications, defaults and delinquencies, and repossessing and liquidating leased vehicles. The servicer will prepare monthly reports on the leases and leased vehicles, payments on the notes and the status of credit enhancement. Stellantis Financial Services will also act as custodian and maintain custody of the lease files.

The issuing entity will pay the servicer and the administrator on each payment date (1) a monthly servicing fee equal to 1/12 of [•]% of the total securitization value at the beginning of the related collection period (or as of the cutoff date, with respect to the first payment date) (the “servicing fee”) and (2) an administration fee equal to 1/12 of [•]% of the aggregate principal amount of the notes as of the close of business on the prior payment date (or aggregate initial principal amount of the notes, with respect to the first payment date) (the “administration fee”).

As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment income from amounts on deposit in the collection account, the reserve account and the principal distribution account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account[ or the risk retention reserve account; provided, however, that available funds from the risk retention reserve account may not be used for this purpose so long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer].

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

For more information about the servicer, you should read “The Sponsor’s Automobile Leasing Program” in this prospectus.

Collateral Agent Administrator

Stellantis Financial Services will be the “collateral agent administrator” of the collateral agent, and in such capacity will provide administrative and ministerial services for the collateral agent.

Collateral Agent

SFS Lien Agent, LLC (“SFS Lien Agent”) or the “collateral agent”, is a Delaware limited liability company [and a wholly-owned subsidiary of U.S. Bank National Association].

Collateral Agent Administrative Agent

[U.S. Bank National Association, a national banking association], will be the “collateral agent administrative agent”.

Origination Trust

SFS Leasing, Ltd., a Delaware statutory trust, is the “origination trust”. The origination trust will take assignments of leases and leased vehicles and serve as record holder of title to the leased vehicles, including leases and leased vehicles that support the exchange note owned by the issuing entity.

Owner Trustee

[____], a [____], will be the “owner trustee”.

Origination Trustee

[____], a [____], will be the “origination trustee”.

Indenture Trustee

[____], a [____], will be the “indenture trustee”.

Asset Representations Reviewer

[____], a [____], will be the “asset representations reviewer”.

Cutoff Date

The leases and leased vehicles will be allocated to the “reference pool” as of [•], 20[•], or the “cutoff date”. The “initial total securitization value” of the leases in the reference pool will be the aggregate securitization value of the leases in the reference pool as of the cutoff date. The origination trust will use collections on the leases and leased vehicles in the reference pool applied after the cutoff date to, among other things, satisfy amounts due on the exchange note, which will be used by the issuing entity to, among other things, make payments on the notes.

The Offered Notes

The issuing entity will issue and offer the following notes:

Class of Notes		Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date (Payment Date In)
Class A-1 notes		$[•]	[•]%	[•]
Class A-2[-A] notes(4)	}	$[•]	[•]%	[•]
[Class A-2-B notes](4)			[SOFR Rate] + [•]%(5)	[•]
Class A-3 notes		$[•]	[•]%	[•]
Class A-4 notes		$[•]	[•]%	[•]
[Class B notes]		$[•]	[•]%	[•]
[Class C notes]		$[•]	[•]%	[•]

(1)	[All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]
(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of Stellantis Financial Services.]
(3)

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)

[The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.]

(5)

The Class A-2-B notes will accrue interest at a floating rate based on a benchmark, which initially will be [the “SOFR Rate”][Insert Other Benchmark Rate] plus a spread. [The SOFR Rate][Insert Other Benchmark Rate] will be determined by the calculation agent using the method described in “Description of the Notes—Calculation of Floating Rate Interest”. If the sum of [the SOFR Rate][Insert Other Benchmark Rate] + •% is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “Description of the Notes—Calculation of Floating Rate Interest”. For a description of how the benchmark may change in certain situations after the closing date, see “Description of the Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”.

[The Class A-2-A notes and the Class A-2-B notes are sometimes together referred to as the “Class A-2 notes”. The Class A-2-A notes rank pari passu with the Class A-2-B notes.] We refer to the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes as the “Class A notes”. [We refer to the Class A notes, the Class B notes and the Class C notes, collectively, as the “notes”.]

[The allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes. Consequently, the allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire aggregate principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes.]

The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche]. [For example, the Class A-2 notes are divided into a fixed rate tranche and a floating rate tranche, in which the Class A-2-A notes are the fixed rate notes and the Class A-2-B notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes”, and to notes that bear interest at a fixed rate as “fixed rate notes”.]

[For a description of how interest will be calculated on the floating rate notes, see “Description of the Notes—Calculation of Floating Rate Interest” in this prospectus.]

The offered notes are issuable in a minimum denomination of $[ ] and integral multiples of $[1,000] in excess thereof (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000).

The issuing entity expects to issue the notes on or about [•], which we refer to as the “closing date”.

The Certificate

The issuing entity will also issue a subordinated and non-interest bearing “certificate” which represents an equity interest in the issuing entity and is not offered hereby. The holders of the certificate, each a “certificateholder”, or collectively, “certificateholders”, will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date.

Payment Dates; Interest Accrual

The issuing entity will pay interest on the notes monthly, on the [•] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date”. The first payment date is the payment date in [•] 20[•]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

The notes[, except the Class A-1 notes and Class A-2-B notes,] will accrue interest on a “30/360” basis from and including the [•] day of the prior month (or, with respect to the first payment date, from and including the closing date) to but excluding the [•] day of the current month.

The Class A-1 notes [and Class A-2-B notes] will accrue interest on an “actual/360” basis from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date.

[The calculation agent will obtain the SOFR Rate for the Class A-2-B notes using the method as described under “Description of the Notes—Calculation of Floating Rate Interest”. If the administrator has determined prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “Description of the Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event” in this prospectus.]

[If the sum of the SOFR Rate and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%.]

The final scheduled payment date for each class of notes is listed in the table set forth above under “ —The Offered Notes”. It is expected that each class of notes will be paid in full earlier than its final scheduled payment date.

For more details about the payment of interest and principal on each payment date, you should read “Description of the Notes—Payments of Interest”, “Description of the Notes—Payments of Principal” and “Maturity and Prepayment Considerations—Weighted Average Life of the Notes” in this prospectus.

Optional Redemption or “Clean Up Call” Option

The servicer will have a “clean up call” option to purchase the exchange note on any payment date if the aggregate principal amount of the notes on that payment date will be [•]% or less of the aggregate initial principal amount of the notes. The servicer may exercise its clean up call option only if the purchase price for the exchange note (together with amounts on deposit in the collection account for the related collection period) is sufficient to pay in full the notes and all fees, expenses and indemnities owed by the issuing entity pursuant to the transaction documents without regard to any cap. On the servicer’s exercise of its clean up call option, the notes will be redeemed and paid in full. It is expected that at the time this clean up call option becomes available to the servicer, the [•] notes will be outstanding.

For more information about optional redemption, you should read “Description of the Notes—Optional Redemption or “Clean Up Call” Option” in this prospectus.

Issuing Entity Assets

The issuing entity assets will include:

•	the exchange note;

•	rights to funds in the reserve account[, the risk retention reserve account] and the collection account;

•	rights under the transaction documents for the reallocation of ineligible leases and other leases and leased vehicles from the reference pool; and

•	rights under the transaction documents for any servicer advances.

Exchange Note

The primary asset of the issuing entity will be an exchange note issued by the origination trust under a collateral agency and security agreement to Stellantis Financial Services.

On the closing date, the note balance of the exchange note will be $[•]. The exchange note will accrue interest at a rate of [•]% per annum.

The servicer will apply exchange note available funds received on a reference pool of leases and leased vehicles to satisfy amounts due on the exchange note. Exchange note available funds include:

•	payments by or on behalf of the lessees on the leases (including pull-ahead payments);

•	net proceeds from sales of leased vehicles; and

•	proceeds from claims on insurance policies covering the lessees, the leases or the leased vehicles.

For more details about the exchange note, you should read “Description of Exchange Note” in this prospectus.

Reference Pool

[The statistical information in this prospectus is based on the [statistical] reference pool [as of [•], 20[•], which we refer to as the “[statistical] cutoff date”.]

The leases in the reference pool are retail closed-end lease contracts for [new and used] cars, light trucks and utility vehicles. A lessee who meets the terms of the lease will not be responsible for the value of the leased vehicle at the end of the lease.

Each lease in the reference pool is assigned a securitization value. The “securitization value” of a lease is the sum of the present values (discounted at the securitization rate) of (1) the remaining base monthly payments plus (2) the base residual value of the related leased vehicle. The “base residual value” of a leased vehicle is the lowest of (a) the contract residual value, (b) the residual value estimate produced by ALG based on the total MSRP of the base vehicle and all Stellantis Financial Services authorized options, without making a distinction between the value adding options and non-value adding options, (c) if available, the residual value estimate produced by ALG that is a percentage of the “Maximum Residualizable MSRP”, which consists of the MSRP of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that add little or no value to the resale price of the vehicle and (d) the expected value of the related leased vehicle at the related maturity date of the lease contract calculated by using a residual value estimate produced by ALG as of [•], 20[•] as a “mark-to-market” value (assuming that the vehicle is in “average” rather than “clean” condition) based on the total MSRP ALG Residual. The “total securitization value” is the aggregate securitization value of the leases in the reference pool.

The “securitization rate” for any specified lease and the related specified vehicle, is an annualized rate that is the greater of (a) the implied annual percentage rate for such lease and (b) a discount rate of [•]%. Unless otherwise indicated, the “securitization value” of the leases and the related leased vehicles presented in this prospectus has been calculated as of the cutoff date using the securitization rate. For more information about the calculation of securitization value, see the definition of securitization value in “Glossary” in this prospectus.

[The leases and related leased vehicles to be allocated to the reference pool on the closing date will be the same leases included in the statistical reference pool described in this prospectus as of the statistical cutoff date except for those leases (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a lease for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cutoff date.][The leases and related leased vehicles to be allocated to the reference pool on the closing date may vary somewhat from the leases and leased vehicles in the statistical reference pool described in this prospectus because the reference pool will be selected from leases and related leased vehicles (i) in the statistical reference pool, (ii) originated after the statistical cutoff date (iii) originated prior to the statistical cutoff date but that were not included in the statistical reference pool and/or (iv) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, which, in each case, satisfy the eligibility criteria as of the cutoff date.] See “Risk Factors— Risks Relating to the Nature of the Notes and the Structure of the Transaction—This

prospectus provides information regarding the leases and related leased vehicles in the statistical reference pool as of the statistical cutoff date, which may differ from the characteristics of the leases and related leased vehicles in the reference pool on the closing date” in this prospectus.]

[The characteristics of the portfolio of leases and related leased vehicles allocated to the reference pool as of the closing date may vary somewhat from the characteristics of the portfolio of leases and related leased vehicles in the [statistical] reference pool described in this prospectus as of the [statistical] cutoff date, although such variance is not expected to be material. The issuing entity has provided asset-level information as of the cutoff date with respect to the reference pool on Form ABS-EE. See “Reference Pool—Asset Level Information” in this prospectus.]

[As of the close of business on the statistical cutoff date, the leases and related leased vehicles in the [statistical] reference pool had a total securitization value of $[•].]

As of the [statistical] cutoff date, the leases and the related leased vehicles in the [statistical] reference pool described in this prospectus had the following characteristics (based on the securitization rate):

Number of Leases:		[•]
Total Securitization Value(1):	$	[•]
Average Securitization Value(1):	$	[•]
Range of Securitization Values(1):	$	[•] to $[•]
Aggregate Base Residual Value:	$	[•]
Average Base Residual Value:	$	[•]
Range of Base Residual Values:	$	[•] to $[•]
Aggregate Base Residual Value as a Percentage of Total Securitization Value(1):		[•]	%
Aggregate Discounted Base Residual Value as a Percentage of Total Securitization Value(1):		[•]	%
Discounted Base Residual Value as a Percentage of MSRP:		[•]	%
Weighted Average Original Term(2):		[•]
Range of Original Terms:		[•] months to [•] months
Weighted Average Remaining Term(2):		[•]
Range of Remaining Terms:		[•] months to [•] months
Weighted Average Seasoning(2)(3):		[•]
Range of Seasoning(3):		[•] months to [•] months
Weighted Average FICO® Score(2)(4)(5):		[•]
Range of FICO® Scores(4)(5):		[•] to [•]

(1)	Based on the securitization value as of the [statistical] cutoff date.
(2)	Weighted average by securitization value as of the [statistical] cutoff date.
(3)	Seasoning refers to the number of months elapsed since origination of the leases.
(4)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(5)	FICO® scores are calculated as of the origination of the related leases.

For more details about the information in this table, including how it is calculated and defined, and for more information about the characteristics of the reference pool, you should read “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]” in this prospectus.

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such leases that represent an exception to the underwriting criteria in the [statistical] reference pool.]

Priority of Payments on Exchange Note

On each payment date, the servicer will apply exchange note available funds for the related collection period in the order of priority listed below. Exchange note available funds will consist primarily of collections on the reference pool. This priority will apply unless the exchange note is accelerated after an exchange note default:

1.

Servicing Fee and Advance Reimbursement—to the servicer, the servicing fee and reimbursement of any outstanding servicer advances [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

2.

Transaction Fees and Expenses—first, to the collateral agent and second, to the collateral agent administrative agent, any fees, expenses and indemnities owed to the collateral agent and the collateral agent administrative agent related to the reference pool [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

3.	Interest—to the issuing entity, interest due on the exchange note;

4.	Shortfall Payments—to the issuing entity, the amounts necessary to cover a shortfall in payments under items (1) through (7) under “—Priority of Payments on the Notes” below;

5.	Reserve Account—to the reserve account, the amount
required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes;

6.

Principal—to the issuing entity, principal of the exchange note equal to the excess of (a) the principal amount of the notes over (b) the total securitization value as of the end of the related collection period minus the targeted overcollateralization amount, which amount will be reduced by any payments of principal made in item (4) above; and

7.	Remaining Amounts—to the issuing entity, all remaining amounts to be applied as excess exchange note amounts.

For more details about what amounts are included in exchange note available funds, you should read “Description of Exchange Note—Funds Available for Payments on Exchange Note” in this prospectus. For more details about the priority of payments on the exchange note and the allocation of funds on each payment date, you should read “Description of Exchange Note—Priority of Payments on Exchange Note” in this prospectus.

Priority of Payments on the Notes

On each payment date, the indenture trustee will use the amounts received on the exchange note on that payment date, or “available funds”, to make payments and deposits in the order of priority listed below and, unless indicated below, pro rata based on the amounts due. This priority will apply unless the notes are accelerated after an event of default under the indenture:

1.

Administration Fee—to the servicer, as administrator, all unpaid administration fees [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

2.

Transaction Fees and Expenses—pro rata, to the indenture trustee, the owner trustee, and the asset representations reviewer, the fees, expenses and indemnities due and owing to such party under the transaction documents, which have not been previously paid, provided, that such accrued and unpaid expenses and indemnities payable (A) to the indenture trustee pursuant to this clause (2) may not exceed $[•] per annum, and (B) to the owner trustee pursuant to this clause (2) may not exceed $[•] per annum and (C) to the asset representations reviewer pursuant to this clause (2) may not exceed $[•] per annum; provided further that if the accrued and unpaid expenses and indemnities payable to each of the indenture trustee, the owner trustee or the asset representations reviewer exceeds such cap, such party will receive any unused amount of the other parties’ cap up to an amount not to exceed, in the aggregate, $[•] per annum, payable on the last payment date of the related calendar year;

3.

Class A Note Interest—to the Class A noteholders, interest due on the Class A notes, provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the Class A notes, the amount will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

4.

First Priority Principal Payment—to the Class A noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the excess, if any, of (a) the principal amount of the Class A notes, over (b) the total securitization value as of the end of the related collection period;

5.	Class B Note Interest—to the Class B noteholders, interest due on the Class B notes;

6.

Second Priority Principal Payment—to the Class A and Class B noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the excess, if any, of (a) the aggregate principal amount of the Class A and Class B notes, over (b) the total securitization value as of the end of the related collection period, which amount will be reduced by any first priority principal payment on that payment date;

7.	Class C Note Interest—to the Class C noteholders, interest due on the Class C notes;
8.

Reserve Account—to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes;

9.

Regular Principal Payment—to the noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the excess of (a) the aggregate principal amount of the notes over (b) the total securitization value as of the end of the related collection period minus the targeted overcollateralization amount, which amount will be reduced by any first and second priority principal payments on that payment date;

10.	Additional Fees and Expenses—to the indenture trustee, the owner trustee and the asset representations reviewer, all fees, expenses and indemnities due to the extent not paid in item (2) above; and

11.	Certificate—to the holder of the certificate of the issuing entity, all remaining available funds.

The issuing entity will not pay principal of any class of notes until the principal amounts of more senior classes of notes are paid in full.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

For more details about the priority of payments on each payment date, you should read “Description of the Notes—Priority of Payments” in this prospectus. For more details about the targeted overcollateralization amount and how it is used to determine the principal payable on the notes, you should read “Credit Enhancement—Overcollateralization” in this prospectus.

Events of Default

Each of the following will be an “event of default” under the indenture:

•	the issuing entity fails to pay interest due on the notes of the controlling class within five days after a payment date;

•	the issuing entity fails to pay the principal amount of any class of notes in full by its final scheduled payment date;

•	the issuing entity fails to observe or perform a material covenant or agreement or breaches a representation in any material respect that is not corrected within a 90-day cure period; and

•	a bankruptcy or dissolution of the issuing entity;

provided, however, that a delay in or failure of performance referred to under the first three bullet points set forth above for a period of one hundred twenty (120) days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

If an event of default occurs, other than because of a bankruptcy or dissolution of the issuing entity, the indenture trustee may, and at the direction of a majority of the controlling class, will accelerate the notes and declare them immediately due and payable. If an event of default occurs because of a bankruptcy or dissolution of the issuing entity, the notes will be accelerated automatically.

For more details about events of default, acceleration of the notes and other remedies available to noteholders after an event of default, you should read “Description of the Notes—Events of Default and Acceleration” in this prospectus. For more details about the priority of payments on each payment date after an event of default and acceleration of the notes, you should read “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus.

[Controlling Class

Holders of the most senior class (or classes in the case of the Class A notes) of notes outstanding, or the “controlling class”, will control the ability to make some decisions about the issuing entity, including whether to declare or waive events of default, or accelerate the notes, cause a sale of the exchange note or direct the indenture trustee to exercise other remedies after an event of default. Notes of the controlling class held by the issuing entity, the depositor, the servicer or their affiliates are not considered outstanding for these purposes while other notes are also outstanding. Holders of notes that are not part of the controlling class will not have these rights.

For the avoidance of doubt, the “controlling class” will be the outstanding Class A notes, taken together, and if no Class A notes are outstanding, the Class B notes [and if no Class B notes are outstanding, the Class C notes].]

Credit Enhancement

Credit enhancement provides protection for the notes against losses on the leases and leased vehicles in the reference pool and potential shortfalls in the funds available to the issuing entity to make required payments. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date will bear a greater risk of loss than notes having an earlier final scheduled payment date.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

The following credit enhancement will be available to the issuing entity.

Reserve Account

On the closing date, the depositor will deposit an amount equal to at least [•]% of the initial total securitization value in the reserve account.

If exchange note available funds (excluding reserve account amounts) are insufficient to cover amounts applied under items (1) through (4) under “—Priority of Payments on Exchange Note” above, the indenture trustee at the direction of the servicer will use amounts in the reserve account to cover the shortfall. The indenture trustee also will use the amounts in the reserve account at the direction of the servicer if needed to pay any class of notes in full on its final scheduled payment date or to pay the notes after an event of default and acceleration of the notes.

If amounts in the reserve account are used, they will be replenished from exchange note available funds and available funds on later payment dates after the issuing entity makes all higher priority payments.

For more details about the reserve account, you should read “Credit Enhancement—Reserve Account” in this prospectus. For more details about exchange note available funds and available funds, you should read “Description of Exchange Note—

Funds Available for Payments on Exchange Note” in this prospectus.

[Risk Retention Reserve Account

On or prior to the closing date, an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account, will be established and fully funded on the closing date in an amount equal to $[ ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested as provided in the transaction documents in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and will be held by the indenture trustee for the benefit of the noteholders as provided in the transaction documents.]

Subordination

The issuing entity will pay interest to all classes of the Class A notes and then will pay interest sequentially to the remaining classes of notes in order of seniority. The issuing entity will not pay interest on a subordinate class of notes until all interest due on more senior classes of notes is paid in full.

The issuing entity will pay principal sequentially to each class of notes in order of seniority (starting with the Class A-1 notes). The issuing entity will not pay the principal of any class of notes until the principal amounts of more senior classes of notes are paid in full.

In addition, if a priority principal payment is required on a payment date, the issuing entity will pay the priority principal payment to the most senior class of notes outstanding before the payment of interest on the affected subordinated notes on that payment date.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

For more details about the priority of payments, including changes to the priority after an event of default and acceleration of the notes, you should read “Description of the Notes—Priority of Payments”, “Description of the Notes—Post-Acceleration Priority of Payments” and “Credit Enhancement—Subordination” in this prospectus.

Overcollateralization

Overcollateralization is the amount by which the total securitization value exceeds the aggregate principal amount of the notes. It is composed of (i) the excess of the total securitization value over the balance of the exchange note and (ii) the excess of the balance of the exchange note over the aggregate principal amount of the notes. Overcollateralization means there will be additional leases and leased vehicles generating collections that will be available to offset losses on the reference pool. The initial amount of overcollateralization for the notes on the closing date will be approximately [•]% of the initial total securitization value.

This securitization transaction is structured to use all available funds remaining after payments of the senior fees and expenses of the issuing entity, the interest on the notes, any required priority principal payments and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to pay principal of the notes until the targeted overcollateralization amount is reached. After reaching the targeted overcollateralization amount, the regular principal payment will be used to maintain the overcollateralization at the targeted level. The targeted overcollateralization amount for the notes will be [•]% of the initial total securitization value and will remain at this level for each payment date.

For more details about the targeted overcollateralization amount, you should read “Credit Enhancement—Overcollateralization” in this prospectus.

[Excess Spread

For a payment date, there are two types of excess spread. First, there is excess spread representing the excess of collections on the reference pool over the sum of the servicing fee, senior fees and expenses of the origination trust, the interest payments on the exchange note, any required deposit in the reserve account and the reduction in the total securitization value. This excess spread will be available to pay principal of the exchange note or to cover a shortfall in payments on the notes. Second, there is excess spread representing the excess of the interest payments on the exchange note received by the issuing entity over senior fees and expenses of the issuing entity, interest payments on the notes and any required deposit in the reserve account. This excess spread will be available to pay principal of the notes or to cover any shortfall in payments on the notes. In general, excess spread provides a source of funds to offset losses on the reference pool.

For more details about the use of excess spread as credit enhancement, you should read “Credit Enhancement—Excess Spread” in this prospectus.]

Reallocation of Leases and Leased Vehicles from the Reference Pool

Reallocation of Leases and Leased Vehicles for Breach of Representations

Stellantis Financial Services will make representations about, among other things, the origination, characteristics, terms and status of each lease and leased vehicle. If a representation is later determined to have been untrue when made, then the related lease and leased vehicle were not eligible to be included in the reference pool. If a breach of a representation materially and adversely affects the interests of the issuing entity in a lease or leased vehicle, Stellantis Financial Services must reallocate the lease and leased vehicle from the reference pool and make a corresponding payment to the collection account unless it corrects the breach before the date it is required to reallocate the lease and leased vehicle.

For more details about the representations made about the leases and leased vehicles and Stellantis Financial Services’ reallocation obligation if these representations are breached, you should read “Reference Pool—Representations About Reference Pool” and “Reference Pool—Obligation to Reallocate Ineligible Leases and Leased Vehicles” in this prospectus.

Reallocation of Leases and Leased Vehicles for Servicer Actions

Stellantis Financial Services as servicer must reallocate a lease and leased vehicle from the reference pool if it makes specific kinds of modifications to the lease and leased vehicle, including if it:

•	reduces the securitization value or implicit rate of any lease; or

•	grants payment or term extensions that extend the lease’s term beyond the final scheduled payment date of the most junior class of notes issued by the issuing entity.

Stellantis Financial Services as servicer must make a corresponding payment to the collection account for any such reallocated leases and leased vehicles.

For more details about the servicer’s obligation to reallocate leases and leased vehicles if the servicer takes certain actions, you should read “Servicing—Servicer Modifications and Obligation to Reallocate Leases and Leased Vehicles” in this prospectus.

Review of Asset Representations

As more fully described in “Reference Pool—Asset Representations Review” in this prospectus, if the aggregate amount of 60-day delinquent units exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent units for compliance with the representations and warranties made by Stellantis Financial Services. See “Reference Pool—Asset Representations Review” in this prospectus.

Ratings

The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, it is possible that a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the leases and the related vehicles and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—Risks Relating to the Nature of the Notes and the Structure of the Transaction—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus. Any changes to the rating of the notes provided by Hired Agencies, or any unsolicited ratings provided by other rating agencies, may have an adverse effect on the liquidity or the market price of the notes in this prospectus.

Tax Status

On the closing date and subject to certain assumptions and qualifications, [•], special federal tax counsel to the depositor, will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, for U.S. federal income tax purposes, (A) the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation, and (B) the offered notes will be treated as debt for U.S. federal income tax purposes (other than notes, if any, owned by: (i) the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)).

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material U.S. Federal Income Tax Consequences” in this prospectus.

Certain ERISA Considerations

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the offered notes may be purchased by employee benefit plans and accounts. An employee benefit plan, any other retirement plan and any entity or account deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), Stellantis Financial Services, as sponsor, is required to retain an economic interest in the credit risk of the leases and the related leased vehicles, either directly or through a majority-owned affiliate. Stellantis Financial Services intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value, as of] the closing date, of the notes and the certificate issued by the issuing entity on the closing date.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [•]% of each class of notes and certificate issued by the issuing entity] [a single vertical security, which will have an initial principal amount of $[•] (which equals [•]% of the aggregate principal amount of the notes and certificates) and which will be entitled to receive [•]% of all payments on the notes and the certificates], though the depositor may retain more than [•]%, of one or more classes of notes or certificate. The material terms of the notes are described in this prospectus under “Description of the Notes”, and the material terms of the certificate are described in this prospectus under “The Certificate”.]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificate. Stellantis Financial Services expects the certificate to have a fair value of [between $[ ] and] $[ ], which is [between [ ]% and] [ ]% of the fair value, as of the closing date, of the notes and the certificate issued by the issuing entity on the closing date. The certificate represents 100% of the beneficial interest in the issuing entity. Stellantis Financial Services will recalculate the fair value of the notes and the issuing entity’s certificate following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “Credit Risk Retention” in this prospectus. For a description of the valuation methodology used to calculate the fair values of the notes and the certificate and of the eligible horizontal residual interest set forth in the preceding sentence, see “Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “Description of the Notes”, and the material terms of the certificate are described in this prospectus under “Transaction Parties—The Issuing Entity” in this prospectus.]

[In addition, the depositor or an affiliate thereof may initially retain all or a portion of one or more classes of notes.]

[Either of Stellantis Financial Services or the depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of Stellantis Financial Services [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, Stellantis Financial Services will cause to be established a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be fully funded on the closing date by a deposit of a portion of the proceeds of the sale of the notes in an amount equal to $[ ]. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. To the extent that funds from principal and interest collections on the leases and the related leased vehicles are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Description of the Notes—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however that available funds from the risk retention reserve account will not be used for payments to the servicer so long as

Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer. For further discussion, see “Credit Risk Retention” in this prospectus.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted by applicable law.

Certain Investment Considerations

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”) and, in making this determination, is relying on the exemption in [Section [ ]][Rule [ ]] under the Investment Company Act, although other exclusions or exemptions may also be available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

EU Securitization Regulation and UK Securitization Rules

None of the sponsor, the depositor, the servicer, the underwriters nor any other party to the transaction described in this prospectus, or any of their respective affiliates, will retain or commit to retain a 5% material net economic interest in the securitization constituted by the issuance of the notes in accordance with the EU Securitization Regulation or the UK Securitization Rules or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK

Affected Investors with the UK Due Diligence Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the European Union (the “EU”), any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Rules by any person.

Any failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or failure by a UK Affected Investor to comply with the UK Due Diligence Requirements, in each case with respect to an investment in the notes, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such EU Affected Investor or UK Affected Investor, or a requirement to take corrective action.

The transaction described in this prospectus is structured in a way that is unlikely to allow EU Affected Investors to comply with the EU Due Diligence Requirements or UK Affected Investors to comply with the UK Due Diligence Requirements. Consequently, the notes may not be a suitable investment for EU Affected Investors or UK Affected Investors. This may have an adverse impact on the value and liquidity of the notes.

Prospective investors are responsible for analyzing their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors regarding the application of and compliance with the EU Securitization Regulation, the UK Securitization Rules or other applicable regulations and the suitability of the notes for investment.

For further information, see “Legal Investment—Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates” in this prospectus.

Registration Under the Securities Act

The depositor has filed a registration statement relating to the notes on Form SF-3 with the SEC. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

[SUMMARY OF RISK FACTORS]1

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [•].

Risks Relating to the Nature of the Notes and the Structure of the Transaction.

•	The assets of the issuing entity are limited and are the only source of payment for your notes.

•	The timing of principal payments on your notes is uncertain.

•	Overcollateralization may not increase as expected.

•	An event of default and acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes.

•	Failure to pay principal of a class of notes will not be an event of default until its final scheduled payment date.

•

The absence of a secondary market for your notes, secondary market disruptions or a lack of liquidity in the secondary market may adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	You may suffer losses because you have limited control over actions of the issuing entity and conflicts between classes of notes may occur.

•	The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

•

The unknown aggregate initial principal amount of the notes [or allocation of the Class A-2-A and Class A-2-B notes] could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

•	Retention of any of the notes by the depositor or an affiliate of the depositor could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

•

[This prospectus provides information regarding the leases and related leased vehicles in the [statistical] reference pool as of the [statistical] cutoff date, which may differ from the characteristics of the leases and related leased vehicles in the reference pool on the closing date.

Risks Relating to the Issuing Entity Assets and the Reference Pool.

•	Performance of the reference pool is uncertain and depends on many factors and may worsen in an economic downturn.

•	Payments on the notes depend on collections and defaults on the leases and proceeds from the sale of the leased vehicles.

•	Residual value losses may result in losses on your notes.

•	Declines in the resale value of the leased vehicles may adversely affect the performance of the leases and your notes.

•	Vehicle recalls and customer satisfaction programs may adversely affect the performance of the leases and your notes.

•	High vehicle model concentrations may adversely affect the performance of the leases and your notes.

•	Interests of other persons in the exchange note, the leases or the leased vehicles could reduce funds available to pay your notes.

•	Geographic concentration may result in more risk to you.

Risks Relating to Macroeconomic, Regulatory and Other External Factors.

•	Climate related events and climate change risks may cause losses on your notes.

•	Recent and future economic developments may adversely affect the performance of the leases, which could result in losses on your notes.

•

Federal and state financial regulatory reform could have a significant impact on the origination trust, the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

[1]	Summary of Risk Factors (not to exceed 2 pages) to be included if the Risk Factors exceed 15 pages.

Risks Relating to the Transaction Parties.

•

Stellantis Financial Services has limited captive finance operating history and lease termination and leased vehicle return, remarketing and disposition history, which may have an adverse effect on the leases and related leased vehicles in the reference pool and your notes.

•	Adverse legal or regulatory developments with respect to Stellantis Financial Services or its affiliates could have an adverse effect on your notes.

•

Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.

•	The servicer’s commingling of funds with its own funds could result in a loss.

•	The servicer’s discretion over the servicing of the leases may impact the amount and timing of funds available to make payments on the notes.

•	Delays in collecting payments could occur if Stellantis Financial Services is not the servicer.

•	The servicing fee may be insufficient to attract a replacement servicer.

•	The servicer has discretion over the servicing of the leases and leased vehicles which could impact the amount or timing of funds available to make payments on your notes.

•	The servicer’s operational information systems and security systems could be affected by cybersecurity incidents, ransomware attacks and other disruptions that may result in losses on your notes.

•	Failure by Stellantis Financial Services to reallocate leases and leased vehicles when required may result in delayed payments or losses on your notes.

Risks Relating to Tax Treatment of the Notes, Issuing Entity, and Contemplated Transactions.

•	There is a risk of a taxable deemed exchange of the notes if the transaction documents are amended.

•	One or more classes of notes may be issued with original issue discount for federal tax purposes.

•	Foreign Persons investing in notes could be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes on account of their own activities.

Risks Relating to the Issuance of a Floating Rate Class of Notes and the Uncertainty Regarding the SOFR Rate Could Adversely Affect the Ability of the Issuing Entity to Make Payments and the Return on Your Notes.

•	[SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

•	[Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2-B notes.

•	[A decrease in SOFR, including a negative [SOFR Rate][Insert Other Benchmark Rate] would reduce the rate of interest on the Class A-2-B notes.

•

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.

•	[Risks Related to [Compounded] SOFR.

•	[Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the Class A-2-B notes.

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

RISKS RELATING TO THE NATURE OF THE NOTES AND THE STRUCTURE OF THE TRANSACTION

The assets of the issuing entity are limited and are the only source of payment for your notes.

The issuing entity will not have assets or sources of funds other than amounts received on the exchange note and related property that the issuing entity owns. Credit enhancement is limited. Your notes will not be insured or guaranteed by Stellantis Financial Services or any of its affiliates or anyone else. If these assets or sources of funds are insufficient to pay your notes in full, you will incur losses on your notes.

The timing of principal payments on your notes is uncertain.

Faster than expected rates of prepayments on the leases or higher than expected auction proceeds on the leased vehicles in the reference pool may and in some cases will cause the issuing entity to pay principal of your notes earlier than expected and may shorten the maturity of your notes. Prepayments on leases or higher proceed amounts on disposed leased vehicles in the reference pool will occur if:

•	the related leased vehicles are purchased under the leases prior to the scheduled termination dates;

•	lessees participate in an early termination program sponsored by Stellantis;

•	lessees terminate leases early and the returned leased vehicles are sold;

•	lessees default on their leases and the related leased vehicles are repossessed and sold;

•	the servicer receives proceeds from physical damage, credit life or other insurance policies covering the leased vehicles or lessees;

•	the proceeds of leased vehicles sold at auctions are higher than expected due to increases in auction values;

•	Stellantis Financial Services reallocates ineligible leases and leased vehicles from the reference pool due to a breach of representations; or

•	the servicer reallocates leases and leased vehicles from the reference pool in accordance with the servicing supplement.

A variety of economic, social and other factors will influence the rate of prepayments on the reference pool. No prediction can be made about the actual prepayment rates that will occur for the reference pool.

If principal of your notes is paid earlier than expected due to faster rates of prepayments on the leases or higher proceeds of disposed leased vehicles in the reference pool, and interest rates at that time are lower than interest rates at the time principal would have been paid had those prepayments or proceeds occurred as expected, you may not be able to reinvest the principal at a rate of return that is equal to or greater than the rate of return on your notes. Alternatively, if principal of your notes is paid later than expected due to slower rates of prepayments or payments on the leases, lease end extensions by the servicer or lower proceeds of disposed leased vehicles in the reference pool, and interest rates at that time are higher than interest rates at the time principal would have been paid had those prepayments, payments or proceeds occurred as expected, you may lose reinvestment opportunities and, if your notes were purchased at a discount, your yield may be reduced. You will bear all reinvestment risk resulting from principal payments on your notes occurring earlier or later than expected.

In addition, your notes will be paid in full before maturity if the servicer exercises its clean up call option when the aggregate principal amount of the notes is 10% or less of the initial aggregate principal amount of the notes.

For more information about the timing of payment on the reference pool, you should read “Maturity and Prepayment Considerations” in this prospectus.

[The Class B and Class C notes will be subject to greater risk because of the sequential payment structure and subordination.]

[The Class B notes will bear greater risk than the Class A notes because no interest will be paid on the Class B notes on any payment date until all interest on the Class A notes is paid in full on that payment date, and no principal will be paid on the Class B notes until the principal amount of the Class A notes is paid in full. The Class C notes will bear even greater risk because of similar subordination to more senior classes of notes. Failure to pay interest on subordinated notes that are not part of the controlling class will not be an event of default.]

Overcollateralization may not increase as expected.

Overcollateralization is expected to increase to the targeted overcollateralization amount as excess spread is used to pay principal of the notes in an amount greater than the decrease in the total securitization value of the reference pool over time. It is not certain that the targeted overcollateralization amount will be reached or maintained, or that the reference pool will generate sufficient collections to pay your notes in full.

For more information about overcollateralization as a form of credit enhancement for your notes, you should read “Credit Enhancement—Overcollateralization” in this prospectus.

An event of default and acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes.

An event of default may result in an acceleration of payments on your notes. If principal of your notes is paid earlier than expected, you may not be able to reinvest the principal at a rate of return that is equal to or greater than the rate of return on your notes. If the notes are accelerated after an event of default, the issuing entity will not pay interest on or principal of any notes that are not part of the controlling class until all interest on and principal of the notes of the controlling class are paid in full. If collections on the reference pool and the proceeds of any sale of the leases and leased vehicles or the exchange note are insufficient to pay the amounts owed on your notes, you will have losses on your notes.

For more details about events of default and acceleration of the notes, you should read “Description of the Notes—Events of Default and Acceleration” in this prospectus. For more details about the change in the priority of payments after events of default and acceleration of the notes, you should read “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus.

Failure to pay principal of a class of notes will not be an event of default until its final scheduled payment date.

The issuing entity will not be obligated to pay a specific amount of principal of any class of notes on any date other than its outstanding principal amount on its final scheduled payment date. Failure to pay principal of a class of notes will not be an event of default until the final scheduled payment date of that class.

The absence of a secondary market for your notes, secondary market disruptions or a lack of liquidity in the secondary market may adversely affect the market value of your notes and/or limit your ability to resell your notes.

If a secondary market for your notes does not develop or becomes disrupted, it could limit your ability to resell them. This means that if you want to sell your notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a liquid secondary market had existed. The underwriters may assist in the resale of notes, but they are not required to do so. The underwriters and other brokers and dealers may also be unwilling or unable to publish quotations for the notes or otherwise facilitate trading of the notes due to regulatory requirements or otherwise. If a secondary market does develop, it might not continue, it might be disrupted or it might not be sufficiently liquid to allow you to resell your notes.

For more information about the effect of a significant global or regional event on global financial markets, you should read “—Recent and future economic developments may adversely affect the performance of the leases, which could result in losses on your notes” below.

You may suffer losses because you have limited control over actions of the issuing entity and conflicts between classes of notes may occur.

The controlling class may provide notice of a default relating to a breach of a material covenant, may accelerate the notes after an event of default and may waive certain events of default. The controlling class may, in some circumstances, direct the indenture trustee to sell the exchange note after an acceleration of the notes even if the proceeds would not be sufficient to pay all of the notes in full and would cause some classes of notes to suffer a loss.

Holders of notes that are not part of the controlling class will have no right to take these actions. Only the controlling class will have these rights. The controlling class may have different interests from the noteholders of other classes and will not be required to consider the effect of its actions on the noteholders of other classes.

For more details about the actions that the controlling class may direct, you should read “Description of the Notes—Events of Default and Acceleration” in this prospectus.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on the notes will be paid on a timely basis and that a note will be paid in full by its final scheduled payment date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any note will be paid prior to its final scheduled payment date, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies on a website that is accessible by a rating agency that is not a Hired Agency. The ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of, among other things, losses on the related leases and related leased vehicles in the reference pool in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the closing date will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies. As of the date of this prospectus, the depositor is not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase any notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.

The unknown aggregate initial principal amount of the notes [or allocation of the Class A-2-A and Class A-2-B notes] could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[•] or $[•] is not expected to be known until the day of pricing. Stellantis Financial Services will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing. Consequently, the allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire aggregate principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.

As the allocated principal amount of the floating rate Class A-2-B notes is increased (relative to the corresponding principal amount of the fixed rate Class A-2-A notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—Risks related to the issuance of a floating rate class of notes and the uncertainty regarding the SOFR rate could adversely affect the ability of the issuing entity to make payments and the return on your notes—The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise” below.

In addition, the division of the aggregate principal amount of the Class A-2 notes between the Class A-2-A notes and the Class A-2-B notes may result in the Class A-2-B notes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

Retention of any of the notes by the depositor or an affiliate of the depositor could adversely affect the market value and liquidity of your notes and/or limit your ability to resell your notes.

The depositor, or an affiliate of the depositor, initially may retain all or a portion of one or more other classes of notes on the closing date. As a result, the market for such a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are subsequently sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

[This prospectus provides information regarding the leases and related leased vehicles in the [statistical] reference pool as of the [statistical] cutoff date, which may differ from the characteristics of the leases and related leased vehicles in the reference pool on the closing date.

This prospectus describes the characteristics of the leases and related leased vehicles in the statistical reference pool as of the cutoff date. [The portfolio of leases and related leased vehicles to be allocated to the reference pool on the closing date will be the same leases included in the statistical reference pool described in this prospectus as of the statistical cutoff date except for those leases (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a lease for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cutoff date.][The portfolio of leases and related leased vehicles to be allocated to the reference pool on the closing date may vary somewhat from the leases and leased vehicles in the statistical reference pool described in this prospectus because the reference pool will be selected from leases and related leased vehicles (i) in the statistical reference pool, (ii) originated after the statistical cutoff date (iii) originated prior to the statistical cutoff date but that were not included in the statistical reference pool and/or (iv) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, which, in each case, satisfy the eligibility criteria as of the cutoff date.] The leases and related leased vehicles allocated to the reference pool on the closing date may have characteristics that differ somewhat from the characteristics of the leases and related leased vehicles in the statistical reference pool described in this prospectus. The characteristics of the portfolio of leases and related leased vehicles allocated to the reference pool on the closing date may vary somewhat from the characteristics of the portfolio of leases and related leased vehicles in the [statistical] reference pool described in this prospectus as of the [statistical] cutoff date, although such variance will not be material, and each lease is expected to satisfy the selection criteria specified in the transaction documents.]

RISKS RELATING TO THE ISSUING ENTITY ASSETS AND THE REFERENCE POOL

Performance of the reference pool is uncertain and depends on many factors and may worsen in an economic downturn.

The performance of the leases and leased vehicles in the reference pool depends on a number of factors, including global financial markets, general economic conditions, unemployment levels, the circumstances of individual lessees, the terms of the leases, Stellantis Financial Services’ underwriting standards at origination, the accuracy of Stellantis Financial Services’ residual value forecasts, the success of Stellantis Financial Services’ servicing, collection and vehicle remarketing strategies and used vehicle prices. Because many of these factors are outside the control of Stellantis Financial Services, the performance of the leases and leased vehicles in the reference pool cannot be predicted with accuracy and may worsen in an economic downturn, which could result in losses on your notes.

For more information about factors which could affect the performance of the leases and the value of the leased vehicles, you should read “—Declines in the resale value of the leased vehicles may adversely affect the performance of the leases and your notes”, “—Vehicle recalls and customer satisfaction programs may adversely affect the performance of the leases and your notes” and “—High vehicle model concentrations may adversely affect the performance of the leases and your notes” below.

For more information about delinquencies for Stellantis Financial Services’ portfolio of U.S. leases, you should read “The Sponsor’s Automobile Leasing Program—Portfolio Delinquency Information”.

Payments on the notes depend on collections and defaults on the leases and proceeds from the sale of the leased vehicles.

The issuing entity will pay the notes only with amounts received on the exchange note. The amounts received on the exchange note will primarily depend on the collections on the leases in the reference pool, the impact of defaulted leases and the proceeds from the sale of the leased vehicles on scheduled termination, early termination or default. If there are decreased collections, increased frequencies of default or amounts lost following default or if the net sale proceeds from the leased vehicles are less than the base residual values of the leased vehicles, you may experience delayed payments or losses on your notes.

The market value of a leased vehicle may be greater or less than its base residual value at the end of the lease. If the market value of a leased vehicle is less than the price at which the lessee may purchase the vehicle under the lease, the lessee will be more likely to return it. Conversely, if the market value of a leased vehicle is greater than the price at which the vehicle may be purchased under the lease, the lessee will be less likely to return it. If the leased vehicle is purchased instead of being returned, the issuing entity receives only the purchase price without regard to the market value for the disposition of the leased vehicle. In addition, proceeds from the sale of a leased vehicle could be delayed if the lessee elects to extend their lease term, or if the lessee returns the vehicle at the end of the lease but transportation of the vehicle to auction or the sale of the vehicle at auction is delayed. If the net sale proceeds from returned leased vehicles are less than their base residual values or there are delays in the sale of leased vehicles at auction, you may experience delayed payments or losses on your notes.

Residual value losses may result in losses on your notes.

Because the leases in the reference pool are closed-end leases, you will bear the risk that the leased vehicles are worth less than their base residual values at the end of the leases. As of the [statistical] cutoff date, the aggregate discounted base residual value of the leased vehicles in the [statistical] reference pool equals [•]% of the total securitization value. This is the amount that will be available to pay your notes assuming each base monthly payment is made as scheduled and each leased vehicle is returned as scheduled and sold for an amount equal to its base residual value. The base residual value used in this securitization transaction is the lowest of (a) the contract residual value, (b) residual value estimates produced by ALG based on the total MSRP of the base vehicle and all Stellantis Financial Services authorized options, without making a distinction between the value adding options and non-value adding options, (c) if available, the residual value estimate produced by ALG that is a percentage of the “Maximum Residualizable MSRP”, which consists of the MSRP of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that add little or no value to the resale price of the vehicle and (d) the expected value of the related leased vehicle at the related maturity date of the lease contract calculated by using a residual value estimate produced by ALG as of [•], 20[•] as a “mark-to-market” value (assuming that the vehicle is in “average” rather than “clean” condition) based on the total MSRP ALG Residual.

In order to establish residual values, Stellantis Financial Services and ALG each make predictions about a number of factors that may affect the supply and demand for used vehicles, including changes in consumer tastes and economic factors, vehicle manufacturer decisions and government actions, as described in “—Performance of the reference pool is uncertain and depends on many factors and may worsen in an economic downturn” above. In making forecasts of the value of used vehicles in the future, Stellantis Financial Services and ALG each also make predictions about a number of factors that affect used vehicle pricing, including housing prices, commodity prices, wage growth, consumer sentiment, interest rates, gas and oil prices and new vehicle sales and level and type of Stellantis-sponsored marketing programs. None of these factors can be predicted with certainty. Some of these factors are impossible to quantify and may be significantly impacted by unanticipated events.

In addition, nearly every lease in the reference pool was originated under Stellantis-sponsored marketing programs. Under most of these programs, the contract residual values of the leased vehicles were set higher than the contract residual values Stellantis Financial Services would otherwise have set. As a result, the price at which a lessee may purchase one of these leased vehicles, if applicable, was also set higher than it would otherwise have been set, making it more likely that the purchase price will exceed the market value of the leased vehicle at the time of lease termination and less likely that a lessee will purchase one of these leased vehicles. Consequently, a large portion of the leased vehicles will likely be returned at lease termination and the net sales proceeds on these returned leased vehicles may be less than their base residual values. Finally, you may not receive the full benefit if the market value is greater than the base residual value because the lessee has the right to purchase the leased vehicle. The lessee may purchase the leased vehicle at lease end by paying the purchase price stated in the lease, which equals the contract residual value plus a fee of up to $350 and other amounts owed under the lease.

Because residual values cannot be predicted with certainty and you will bear the risk if the leased vehicles are worth less than their base residual values and may not receive the full benefit if they are worth more than their base residual values, you may experience delayed payments or losses on your notes.

Declines in the resale value of the leased vehicles may adversely affect the performance of the leases and your notes.

The used vehicle market is affected by supply and demand for vehicles, which is influenced by many factors, including:

•	consumer tastes and preferences, including changes in technology and changes in fuel prices;

•	the cost or availability of financing to consumers and dealers for their purchase of used vehicles;

•

vehicle manufacturer decisions, including those on pricing and incentives offered for the purchase of new vehicles, on the introduction and pricing of new models or on whether to sell a brand or to discontinue a model or brand;

•	government actions, including actions that encourage consumers to purchase certain types of vehicles;

•	severe weather conditions that create delays in vehicle transportation or selling vehicles at auction;

•

the timing of returns of leased vehicles by lessees, the availability of dealers to accept returns of leased vehicles, the ability to transport vehicles to auction and the timing of auctions conducting sales of vehicles;

•

high volumes of lease terminations concentrated in specific locations, concentrated during specific periods of time or caused by fleet or vehicle rental companies that, in each case, cause an excessive volume of used vehicles to enter the market;

•	constraints in production and supply chain factors, including shortages or price increases of key components needed to build new vehicles or repair and maintain used vehicles; and

•	other factors, including significant vehicle recalls and labor strikes.

None of these factors can be predicted with certainty. Some of these factors are impossible to quantify and may be significantly impacted by unanticipated events. Changes in various factors could have disproportionate effects on the supply or demand for some vehicle types or models. For example, increases in fuel prices could disproportionately reduce the resale value of larger, less fuel efficient vehicles, like full-sized trucks and SUVs and a decrease in fuel prices could disproportionately reduce the resale value of more fuel efficient vehicles such as hybrid electric, plug-in hybrid electric and battery electric vehicles. Similarly, introduction of a new model by Stellantis may impact the resale value of similar, but older, models. Consequently, the performance of the reference pool cannot be predicted with accuracy and may result in losses on your notes.

These impacts may be more pronounced if they relate to vehicle models or vehicle types that represent a high percentage of the leased vehicles in the reference pool.

For more information about the distribution by vehicle model and vehicle type of the leases, you should read “—High vehicle model concentrations may adversely affect the performance of the leases and your notes” below, and “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Fuel Type As of the [Statistical] Cutoff Date”, “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Make As of the [Statistical] Cutoff Date” and “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Model As of the [Statistical] Cutoff Date”.

Vehicle recalls and customer satisfaction programs may adversely affect the performance of the leases and your notes.

Vehicle recalls and customer satisfaction programs that apply to the leased vehicles in the reference pool, including recalls resulting from government or regulatory investigations or Stellantis requests to lessees to return their leased vehicles to dealers or mechanics for possible service or repair or other similar actions, may adversely affect the residual value, delinquencies, repossessions and credit losses on the related leases and leased vehicles. An open recall or customer satisfaction program or lessee perception of the applicability of the same may increase the likelihood that lessees terminate those leases and return those leased vehicles early, return those leased vehicles at the end of the lease or reduce the auction value or residual value of the affected leased vehicles and the price at which those leased vehicles are sold at auction or delay the timing of disposition of those leased vehicles. An increase in early lease terminations or in delinquencies, repossessions and credit losses on the leases or a decrease in the auction value or residual value and the proceeds from the sale of leased vehicles may result in accelerated, delayed or reduced payments on your notes.

Vehicle quality issues and recalls sometimes arise in the ordinary course of business. Investors should monitor news reports for developments regarding recalls. The impact of a vehicle quality issue or a recall may be more pronounced if the issue or recall applies to vehicle models or vehicle types that represent a high percentage of the leased vehicles in the reference pool.

[If applicable, insert any relevant disclosure about potential recalls relevant to the applicable reference pool.]

For more information about delinquencies for Stellantis Financial Services’ portfolio of U.S. leases, you should read “The Sponsor’s Automobile Leasing Program—Portfolio Delinquency Information” in this prospectus.

For more information about the distribution by vehicle model and vehicle type of the leases, you should read “—High vehicle model concentrations may adversely affect the performance of the leases and your notes” below, “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Fuel Type As of the [Statistical] Cutoff Date”, “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Make As of the [Statistical] Cutoff Date” and “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Model As of the [Statistical] Cutoff Date” in this prospectus.

High vehicle model concentrations may adversely affect the performance of the leases and your notes.

If a specific vehicle model of the leased vehicles represents a significant percentage of the total securitization value, any adverse change in the value of that specific vehicle model of the leased vehicles may adversely impact the performance of the related leases or reduce the residual value of those leased vehicles and the price at which those leased vehicles are sold at auction. As a result, you could receive payments on your notes later than expected or incur a loss on your investment in the notes. See “—Vehicle recalls and customer satisfaction programs may adversely affect the performance of the leases and your notes” in this prospectus.

As of the [statistical] cutoff date, the vehicle models of the leased vehicles in the [statistical] reference pool are concentrated by initial total securitization value as follows:

Vehicle Model	Percentage of Initial Total Securitization Value
[•]	[•]%
[•]	[•]%
[•]	[•]%
[•]	[•]%

No other vehicle model represents more than [5][10]% of the initial total securitization value of the leases in the statistical reference pool.

For more information about the distribution by vehicle model and vehicle type of the leases, you should read “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Fuel Type As of the [Statistical] Cutoff Date”, “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Make As of the [Statistical] Cutoff Date” and “Reference Pool—Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]—Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Model As of the [Statistical] Cutoff Date”.

Interests of other persons in the exchange note, the leases or the leased vehicles could reduce funds available to pay your notes.

If another person acquires an interest in the exchange note or in a lease or leased vehicle in the reference pool that has priority over the issuing entity’s interest, the payments on the exchange note, the collections on the lease or the proceeds from the sale of that leased vehicle may not be available to make payments on your notes. Another person could acquire an interest that is superior to the issuing entity’s interest if:

•

the issuing entity does not have a perfected security interest in the exchange note because its security interest was not properly perfected despite the delivery of the exchange note to the indenture trustee on the closing date;

•

the collateral agent does not have a perfected security interest in the assets in the reference pool because its security interest in the leases or leased vehicles was not properly perfected despite the grant of a security interest in the leases and leased vehicles to the collateral agent on their acquisition by the origination trust and the application for a certificate of title for each leased vehicle naming the collateral agent as secured party;

•

the origination trust does not have proper evidence of its ownership of a leased vehicle in the reference pool despite the application for a certificate of title for the leased vehicle naming the origination trust as owner;

•

the collateral agent does not have a perfected security interest in the lease in the reference pool because Stellantis Financial Services did not maintain physical possession of the related tangible contract, or “control” of the related electronic contract; or

•

the collateral agent’s security interest in a lease or leased vehicle in the reference pool is impaired because holders of some types of liens, such as a lien in favor of the Pension Benefit Guaranty Corporation, tax liens or mechanic’s liens, may have priority over the collateral agent’s security interest, or a leased vehicle is confiscated by a government agency.

For more information about the security interests in the exchange note and the leases and leased vehicles in the reference pool, you should read “Material Legal Considerations—Security Interests in Exchange Note and Leases and Leased Vehicles” in this prospectus.

The geographic concentration of the lessors in the [statistical] reference portfolio and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of leases in the [statistical] reference portfolio in specific geographic areas may increase the risk of loss. As of the [statistical] cutoff date, based on the billing addresses of the lessees of the leases in the [statistical] reference pool, approximately [•]%, [•]%, [•]% and [•]% of the initial total securitization value of the leases in the [statistical] reference pool as of the [statistical] cutoff date were located in [•], [•], [•] and [•], respectively. No other state represents more than 5% of the initial total securitization value of the leases in the [statistical] reference pool as of the [statistical] cutoff date.

A deterioration in economic conditions disproportionately impacting a state with a higher concentration of lessees, such as unemployment, interest rates, the price of gasoline, the rate of inflation and consumer perceptions of the economy, may adversely impact the performance of the leases and related leased vehicles in the [statistical] reference pool and could result in delayed payments or losses on your notes. Further, the effect of natural disasters or extreme weather conditions, such as hurricanes, wildfires and floods, on the performance of the leases and leased vehicles in the [statistical] reference portfolio, is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the lessees in certain states, any adverse economic conditions, natural disasters, extreme weather conditions, periods of civil unrest or other factors affecting these states in particular may have a greater effect on the performance of the notes than if the concentration did not exist.

A deterioration in economic conditions regardless of reason, including a general curtailment of business activity, the imposition of tariffs, rising interest rates and unemployment, natural or manmade disasters, extreme weather conditions, local or regional effects of public health concerns (including pandemics) or civil unrest in the states where lessees reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the loss and repossession experience with respect to the leases and leased vehicles in the [statistical] reference portfolio. See “—Recent and future economic developments may adversely affect the performance of the leases, which could result in losses on your notes.” As a result, you may experience payment delays or losses on your notes. An improvement in economic conditions could result in higher prepayments by the lessees on their leases. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of any economic growth or economic decline on the rate of delinquencies, prepayments and/or losses on the leases and leased vehicles in the [statistical] reference portfolio. See “—Risks relating to the nature of the notes and the structure of the transaction—The timing of principal payments on your notes is uncertain” above.

Additionally, during periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase, and realized residual values on the vehicles may be lower than expected. These periods may also be accompanied by decreased consumer demand for SUVs or other vehicles and declining values of automobiles leased to lessees and lower realized residual values for repossessed and off-lease vehicles. Significant increases in the inventory of used automobiles, especially during periods of economic slowdown or recession, may also depress the prices at which repossessed or off-lease automobiles may be sold or delay the timing of these sales, which may delay and reduce the amount of recoveries and increase net losses. All of these factors could result in losses on your notes.

RISKS RELATING TO MACROECONOMIC, REGULATORY AND OTHER EXTERNAL FACTORS

Climate related events and climate change risks may cause losses on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) and the ongoing efforts to mitigate its impact, including through climate change-related legislation and regulation, may have a negative effect on the issuing entity.

Significant physical effects of climate change, such as extreme weather and natural disasters, may affect the lessees with respect to the leases. For example, lessees living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their leases. The auto dealerships and physical auctions that facilitate the disposition of the leased vehicles after lease end or repossession are also subject to disruption as a result of extreme weather and natural disasters, which could result in an inability to sell returned or repossessed vehicles or a temporary or permanent decline in the market value of those vehicles. In addition, extreme weather and natural disasters may have industry- or economy-wide effects due to the interdependence of market actors. If such extreme weather or a natural disaster were to occur in a geographic region in which a large number of lessees are located, these risks would be exacerbated.

Changes to laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have an adverse impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Any of those effects or their confluence could adversely affect the performance of the leases or the market value of the leased vehicles, which could result in losses or affect the timing of payments on your notes.

The risks of climate change described above may exacerbate other risks disclosed in this section. For more information, you should read “—Geographic concentration may result in more risk to you”, “—Performance of the reference pool is uncertain and depends on many factors and may worsen in an economic downturn”, “—Declines in the resale value of the leased vehicles may adversely affect the performance of the leases and your notes”, “—Vehicle recalls and customer satisfaction programs may adversely affect the performance of the leases and your notes”, “—High vehicle model concentrations may adversely affect the performance of the leases and your notes”,

“—Federal and state financial regulatory reform could have a significant impact on the origination trust, the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” and “ —Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes”.

Recent and future economic developments may adversely affect the performance of the leases, which could result in losses on your notes.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, volatile interest rates, rising or falling oil prices, housing prices, increased state, local or federal taxation, lack of available credit, the rate of inflation and consumer perceptions of the economy, the imposition of tariffs and any retaliatory tariffs, and other factors, such as terrorist events, civil unrest, cyber-attacks, labor strikes, public health emergencies (such as epidemics and pandemics) or extreme weather conditions, or significant changes in the political environment, armed conflicts and/or public policy, or an increase of lessees’ payment obligations under other indebtedness incurred by the lessees, could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases. Lessees may be unable to make timely payments or the servicer may elect to, or be required to, implement forbearance programs in connection with lessees suffering a hardship. Further, labor shortages could result in staffing problems in various industries and businesses, including industries critical to the business and operations of Stellantis Financial Services and the servicing of the leases, which could adversely affect the ability of Stellantis Financial Services and other transaction parties to perform their respective obligations under the transaction documents. All of the foregoing could affect the issuing entity’s ability to make payments on your notes.

The U.S. has in the past experienced, and may in the future experience, periods of economic contraction or volatility. The outlook for the U.S. economy remains uncertain, including with respect to further increases in the level of unemployment claims, economic volatility, inflation and consumer confidence and spending and diminished availability of credit. In recent years, consumer prices in the U.S. have experienced steep increases. Changes in international trade policy, especially related to additional or new tariffs, have the potential to disrupt existing supply chains, impose additional costs on businesses and adversely affect consumer spending. The general effects of inflation on the economy of the U.S. may be wide ranging, evidenced by rising wages or rising costs of consumer goods and services. For example, if a lessee’s income growth fails to keep pace with the rising costs of goods and services, then such lessee may have less funds available to make payments on its lease, resulting in an increased risk of delinquency, default, repossession and loss on the lease. Further, changes and instability in the macroeconomic environment may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles and declining used vehicle prices. Significant increases in the inventory of used automobiles during periods of economic contraction, slowdown, volatility or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales, adversely impacting recovery values and which may result in potential losses on the leases.

An economic downturn that is experienced for a prolonged period of time may cause an increase in delinquencies, defaults and repossessions and losses on the leases could increase, which could result in losses on your notes. Additionally, an improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases. As a result, you may receive principal payments of your notes earlier than anticipated.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the leases, and all of these factors could result in losses on your notes.

The risks of a significant global or regional event described above may exacerbate other risks disclosed in this section. For more information about the risks that are susceptible to a significant global or regional event, you should read “—Risks relating to the nature of the notes and the structure of the transaction—The timing of principal payments on your notes is uncertain”, “ —Overcollateralization may not increase as expected”, “—The absence of a secondary market for your notes, secondary market disruptions or a lack of liquidity in the secondary market may adversely affect the market value of your notes and/or limit your ability to resell your notes”, “—Performance of the reference pool is uncertain and depends on many factors and may worsen in an economic downturn”, “—Residual value losses may result in losses on your notes”, “—Declines in the resale value of the leased vehicles may adversely affect the performance of the leases and your note”, “—Geographic concentration may result in more risk to you”, “—Federal and state financial regulatory reform could have a significant impact on the origination trust, the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” and “—Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

Federal and state financial regulatory reform could have a significant impact on the origination trust, the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. Although the Dodd-Frank Act itself took effect on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. Some of these implementing regulations still have not been issued in final form. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•

created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the U.S., and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the U.S.;

•	created a new framework for the regulation of over-the-counter derivatives activities;

•	expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•

created the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates and certain non-bank financial services companies for purposes of assessing compliance with the requirements of consumer financial laws.

For more information about potentially applicable provisions of the Dodd-Frank Act, you should read “Material Legal Considerations—The Dodd-Frank Act” in this prospectus.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services as defined by the rule. Stellantis Financial Services is subject to the CFPB’s supervision with respect to Stellantis Financial Services’ compliance with applicable consumer protection laws. On August 7, 2025, the CFPB issued an advance notice of proposed rulemaking seeking information to assist in its consideration of whether to propose a rule to amend the test defining larger participants in the automobile financing markets with comments due on September 22, 2025.

There is considerable uncertainty as to the operating status of federal agencies (including the CFPB) and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including that nominations for federal agency leadership are pending before the U.S. Senate or nominees have not been identified, executive orders impacting the operations of federal agencies are being issued (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies (including the CFPB). Many of the current U.S. administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts are “covered persons” under the Dodd-Frank Act because they engage in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on the interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. On August 16, 2024, the defendant trusts filed a petition for writ of certiorari to the U.S. Supreme Court, which was denied on December 16, 2024. On January 16, 2025, the CFPB announced a proposed settlement of the action with the defendant trusts but it was not entered by the district court. On April 25, 2025, the CFPB agreed to voluntarily dismiss the case with prejudice and the district court terminated the proceeding on April 28, 2025. Despite the dismissal of the case, the CFPB and state regulators and attorneys general, who have independent authority to enforce the Dodd-Frank Act, could still rely on the prior court decision as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity, in the future.

In February 2022, the CFPB issued a compliance bulletin stating its position that automobile loan and lease holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate the law, and the CFPB also described its intention to hold automobile lease holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. This compliance bulletin was subsequently withdrawn by the CFPB on May 12, 2025. Despite this withdrawal, it is possible that the CFPB would bring enforcement actions against securitization trusts holding assets secured by and related to the repossession of automobiles, such as the issuing entity, and servicers in the future. In the Fall of 2024, the CFPB issued a special edition of Supervisory Highlights focused on automobile finance concerns, including deceptive advertising related to available loan terms, misapplied payments or incorrect information about payment history reported to credit reporting agencies, unlawful repossession and the handling of add-on product and refunds after events such as repossession or early payoff of the account. The CFPB entered into consent orders with a large national bank and a finance company related to certain servicing practices. Among other things, the CFPB determined that the large national bank engaged in unfair automobile loan servicing acts and practices by incorrectly applying consumer payments, charging borrowers incorrect fees, interest or other amounts, wrongly repossessing borrowers’ automobiles and failing to ensure consumers received refunds for certain premiums the consumers paid dealers at origination relating to retail installment sale contracts purchased by such large national bank.

In October 2020, the CFPB issued a final rule governing the activities of third-party debt collectors, which was effective November 29, 2021. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rule. It is unclear what effect, if any, this final rule or subsequent changes would have on the reference pool or the servicer’s customary servicing practices and other servicing activities relating to the leases and leased vehicles included in the reference pool in ways that could reduce the associated recoveries.

The Federal Trade Commission (“FTC”), state attorneys general and the CFPB have announced various enforcement actions against lenders beginning in 2012 involving significant penalties, cease and desist orders, and similar remedies that, if applicable to auto finance providers and to products, services and operations of the nature offered by the originators, may require such entity to cease or alter certain business practices, which could have a material effect on its financial condition and results of operations. In particular, state regulators, the FTC and state attorneys general have increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of and fees charged in connection with automobile financing, including add-on products such as guaranteed asset protection (“GAP”) and extended warranties and refunds associated with these ancillary products. In addition, California has enacted a law governing the sale, offering or administration of GAP in connection with retail installments contracts. Furthermore, in July 2023, the

New York Department of Financial Services issued a letter to regulated auto lenders and servicers reminding them to credit certain rebates to consumers for ancillary products when automobiles are repossessed or declared a total loss. Finally, on December 12, 2023, the FTC issued a final rule that would have (i) prohibited motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) required accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) required dealers to obtain consumers’ express, informed consent for charges, (iv) prohibited the sale of any add-on product or service that confers no benefit to the consumer, and (v) required dealers to keep records of advertisements and customer transactions. The final rule had an effective date of July 30, 2024, but the FTC had subsequently issued an order postponing the effective date while a legal challenge against the final rule was pending. On January 27, 2025, the U.S. Court of Appeals for the Fifth Circuit vacated the final rule on procedural grounds. At this stage, it is unclear whether the FTC will reissue the rule, particularly in light of the changes in leadership at the agency.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as Stellantis Financial Services. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the leases and leased vehicles, and on the regulation and supervision of the servicer, the sponsor, the administrator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to Stellantis Financial Services or its affiliates, including the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of leases and leased vehicles pursuant to the transaction documents as described in “The Dodd-Frank Act—FDIC’s Repudiation Power Under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

RISKS RELATING TO THE TRANSACTION PARTIES

Stellantis Financial Services has limited captive finance operating history and lease termination and leased vehicle return, remarketing and disposition history, which may have an adverse effect on the leases and related leased vehicles in the reference pool and your notes.

Stellantis Financial Services commenced its operations as a captive finance company purchasing retail installment sales contracts from Chrysler®, Dodge®, Jeep®, RAM® and Alfa Romeo® dealers in the U.S. under the Stellantis Financial Services’ brand in March 2022 and lease contracts from such dealers in September 2022. Stellantis Financial Services has had relatively few lease terminations (whether as a result of early termination, credit events or otherwise) and vehicle returns, and as a result had limited opportunities to remarket and dispose of returned leased vehicles. Stellantis Financial Services therefore has limited historical data with respect to its lease originations, managed lease pool performance (including residual value realization information) and financial operations and results. Stellantis Financial Services is subject to the risks inherent in the establishment of any new business and must, among other things, establish and implement successful business strategies. The performance of the leases and leased vehicles in the reference pool to date are likely not representative of future performance, which therefore, cannot be predicted with accuracy, and could result in losses on your notes.

Limited historical delinquency for Stellantis Financial Services’ portfolio of leases is provided in “The Sponsor’s Automobile Leasing Program—Portfolio Delinquency Information” in this prospectus, and limited information about [vintage originations][previous securitizations] is provided in Appendix A. Because Stellantis Financial Services has limited operating history and is continuing to grow, such historical delinquency and loss information may not be representative of the delinquency and loss performance of the reference pool because the delinquency and loss information with respect to the managed lease portfolio set forth in this prospectus reflects a relatively unseasoned portfolio of leases and the denominator used for calculating delinquency and loss percentages is growing rapidly and therefore lowers the percentages relative to a more stable portfolio.

Moreover, information regarding residual performance and repossessions for Stellantis Financial Services’ portfolio of leases is not provided in this prospectus because of the lack of maturity of Stellantis Financial Services’ portfolio of leases and the limited lease terminations and vehicles returned to Stellantis Financial Services to date.

Stellantis Financial Services requires a substantial amount of liquidity to implement its business strategy, including, without limitation, liquidity to: (i) finance the purchase of retail installment sales contracts and leases from originating dealers and (ii) satisfy working capital requirements. These liquidity requirements, which have been satisfied primarily through operational cash flows, equity contributions from its parent company and warehouse borrowing arrangements, will likely increase as Stellantis Financial Services’ loan and lease originations and acquisitions increase. Stellantis Financial Services will seek to have access to the capital markets in the future for securitizations and financing through equity contributions and borrowing arrangements as available to satisfy Stellantis Financial Services’ liquidity requirements.

Adverse legal or regulatory developments with respect to Stellantis Financial Services or its affiliates could have an adverse effect on your notes.

The sponsor and its affiliates (including Stellantis N.V., the sponsor’s ultimate parent) are party to, or are periodically involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the CFPB (as defined below), the Department of Justice, the SEC, and various state authorities. Examinations can include various focal points, such as fair lending, servicing of accounts, and evaluations of compliance management systems. The findings of these examinations may result in the reallocation of leases. See “—Federal and state financial regulatory reform could have a significant impact on the origination trust, the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” in this prospectus.

Stellantis is party to other legal actions and investigations in and outside the U.S., and further regulatory proceedings, environmental, consumer, product-related and investor claims could be raised against Stellantis in the future in various jurisdictions worldwide. These proceedings and actions and the publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in the proceedings or other actions. For example, regulatory and legal actions against Stellantis, the sponsor or other affiliates of the sponsor related to the manufacture and sale of affected vehicles may result in reputational damage to Stellantis, as well as to its automobile brands. The pricing of used vehicles is affected by the supply and demand for those vehicles. Any reviews, investigations, examinations and proceedings (whether formal or informal) and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, may result in adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform its duties under the transaction documents.

Adverse events with respect to Stellantis Financial Services or its affiliates or third party providers to whom Stellantis Financial Services outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.

Adverse events with respect to Stellantis Financial Services or any of its affiliates or a third party provider to whom Stellantis Financial Services outsources its activities could result in servicing disruptions or reduce the market value of your notes. For example, servicing disruptions could result from unanticipated events beyond Stellantis Financial Services’ control, such as natural disasters, terrorist events, civil unrest, political instability, labor strikes, cyber-attacks, public health emergencies (such as epidemics and pandemics), the imposition of tariffs, economic disruptions and staffing issues related to labor shortages, particularly to the extent such events affected Stellantis Financial Services’ business or operations. In addition, in the event of a termination and replacement of Stellantis Financial Services as the servicer, there may be some disruption of the collection activity with respect to delinquent leases and therefore delinquencies and credit losses could increase. Similarly, if Stellantis Financial Services becomes unable to reallocate any leases and leased vehicles which do not comply with representations and warranties about the leases and leased vehicles made by Stellantis Financial Services (for example, representations relating to the compliance of the leases and leased vehicles with applicable laws), then investors could suffer losses.

In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, Stellantis Financial Services is an indirect wholly-owned subsidiary of Stellantis N.V. Although Stellantis N.V. is not guaranteeing the obligations of the issuing entity, if Stellantis N.V.’s manufacturing subsidiaries ceased to manufacture vehicles or support the sale of vehicles or if Stellantis N.V. faced financial difficulties or its manufacturing subsidiaries faced financial or operational difficulties or issued recall notices with respect to vehicles it manufactured, such events may reduce the market value of the notes and/or reduce the market value of such vehicles, and ultimately the amount realized on any such vehicle repossessed following a lessee’s default under the related lease.

Further, Stellantis Financial Services relies upon its ability to raise capital and access various credit facilities to fund its operations. If Stellantis Financial Services’ access to funding is reduced or if its costs to obtain such funding significantly increases, its business, financial condition and results of operations could be materially and adversely affected which could adversely affect its ability to perform its obligations under the transaction documents.

Additionally, the ability of the servicer to perform its obligations under the transaction documents will depend, in part, on the ability of Stellantis Financial Services to store, retrieve, process and manage substantial amounts of information. If Stellantis Financial Services experiences any interruptions or losses in its information systems or any third party information systems or its information processing capabilities as a result of inadequate or failed processes or systems, human errors, employee negligence or misconduct, catastrophic events, network outages, utility outages, electronic or physical infrastructure outages, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events, it could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition, and you may experience losses on your notes or delays in payments on your notes.

From time to time, Stellantis Financial Services may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any system updates, Stellantis Financial Services may experience disruptions in servicing activities caused by, among other things, system failures, human errors, periods of system down-time and periods devoted to user training. These and other implementation related difficulties may contribute to payment delays, higher delinquencies, servicing inefficiencies, data processing issues and manual intervention to supplement or correct systems issues. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced, and there can also be no assurance that any such disruptions in servicing activities will not adversely affect Stellantis Financial Services’ ability to service the leases, which could have an adverse effect on your notes.

Further, many companies (including Stellantis Financial Services) have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service lessees on the leases in the reference pool and other customers. Stellantis Financial Services may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. If Stellantis Financial Services fails to effectively manage cybersecurity risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as its ability to service the leases in the reference pool, which could result in losses on your notes.

The servicer’s commingling of funds with its own funds could result in a loss.

Subject to the satisfaction of certain conditions, Stellantis Financial Services, as the servicer, may be able to commingle funds relating to a transaction such as collections from the reference pool with its own funds during each collection period and may make a single deposit to the collection account on each payment date. Commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit those funds or the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

The servicer’s discretion over the servicing of the leases may impact the amount and timing of funds available to make payments on the notes.

The servicer is obligated to service the leases and leased vehicles in accordance with its customary practices. The servicer has discretion in servicing the leases and leased vehicles including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the leases. Although the servicer’s customary practices at any time will apply to all leases and leased vehicles serviced by the servicer, without regard to whether a lease and related leased vehicle has been allocated to the reference pool, the servicer is not obligated to maximize collections from leases and leased vehicles. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the leases and leased vehicles, which may impact the amount and timing of funds available to make payments on the notes.

The servicer, in its own discretion, may permit an extension on, or a deferral of, scheduled payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of lessees. Payment extensions, other modifications to the leases or delays in initiating repossession activity may extend the scheduled lease end date, increase the weighted average life of any class of notes and reduce the yield on your notes. See “Reallocation of Leases and Leased Vehicles from the Reference Pool—Reallocation of Leases and Leased Vehicles for Servicer Actions” in this prospectus.

Delays in collecting payments could occur if Stellantis Financial Services is not the servicer.

If Stellantis Financial Services resigns or is terminated as servicer, the processing of payments on the leases, sales of returned or repossessed leased vehicles and information about collections could be disrupted or delayed. This may result in delayed payments on your notes. Stellantis Financial Services may be removed as servicer if it defaults on its servicing obligations or becomes subject to bankruptcy proceedings as described in “Servicing—Resignation and Termination of Servicer” in this prospectus.

The servicing fee may be insufficient to attract a replacement servicer.

If Stellantis Financial Services resigns or is terminated as servicer, the servicing fee, which is calculated as a fixed percentage of the total securitization value, may be insufficient to attract a replacement servicer or cover the actual cost of servicing the reference pool. In particular, the amount of the servicing fee will decline each month as the total securitization value declines but the cost of servicing each account will remain essentially fixed. This risk is greatest toward the end of a securitization transaction when a larger portion of collections will be attributable to sales of leased vehicles which have a higher cost of servicing than the collection and processing of monthly payments. A delay or inability to find a replacement servicer would disrupt or delay collection and other servicing activities on the leases and leased vehicles in the reference pool and could disrupt or delay reports to the noteholders and the indenture trustee and result in delayed payments or losses on your notes.

The servicer has discretion over the servicing of the leases and leased vehicles which could impact the amount or timing of funds available to make payments on your notes.

The servicer has discretion in servicing the leases and leased vehicles in the reference pool, including the ability to grant payment and term extensions and to determine the timing and method of collection, vehicle remarketing and whether or not to make a servicer advance. The manner in which the servicer exercises that discretion could have an impact on the amount or timing of collections on the reference pool and consequently on the amount or timing of payments received by the issuing entity on the exchange note. If the servicer determines not to advance funds, or if other servicing procedures impact the amount or timing of the collections on the leases and leased vehicles in the reference pool, you may experience delayed payments or losses on your notes.

The servicer’s operational information systems and security systems could be affected by cybersecurity incidents, ransomware attacks and other disruptions that may result in losses on your notes.

The servicer relies on information technology networks and information systems, including mobile devices, some of which are managed by suppliers, to process, transmit, and store electronic information that is important to the servicing of the leases and leased vehicles. Despite devoting significant resources to its cybersecurity programs, the servicer is at risk for interruptions, outages, and compromises of operational information systems (including business, financial, accounting, product development, consumer leases or data processing), whether caused by a ransomware or other cybersecurity incident, security breach, or other reasons (e.g., a natural disaster, fire, acts of terrorism or war, or an overburdened infrastructure system). Such incidents could materially disrupt the servicer’s operational information systems, result in loss or unwilling publication of trade secrets or other proprietary or competitively sensitive information, or compromise the privacy of personal information of consumers, employees or others. Moreover, the servicer, its suppliers and Stellantis-franchised dealers have been the target of cybersecurity incidents, and such threats are continuing and evolving, which may cause cybersecurity incidents to be more difficult to detect for periods of time. The servicer’s networks could also be impacted by, or a cybersecurity incident may result from, the negligence or misconduct of insiders or third-parties who have access to the servicer’s networks and systems. The servicer employs capabilities, processes, and other security measures it believes are designed to detect, reduce and mitigate the risk of cybersecurity incidents and has requirements for its suppliers to do the same; however, the servicer may not be aware of all vulnerabilities, or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks, including the loss or disclosure of sensitive information. If the servicer experiences any interruptions or losses in its information processing capabilities, or experiences a ransomware or other cybersecurity incident, its ability to service the leases and leased vehicles may be materially and adversely affected, which may result in delayed payments or losses on your notes.

Failure by Stellantis Financial Services to reallocate leases and leased vehicles when required may result in delayed payments or losses on your notes.

Stellantis Financial Services and the depositor make representations regarding the leases and leased vehicles, including that their origination and servicing comply with U.S. federal and state consumer financial protection laws. If any of these representations are not true, it could adversely affect the collectability of the related leases. For instance, if the origination or servicing of a lease does not comply with U.S. federal and state consumer financial protection laws, the servicer may be prevented from or delayed in collecting amounts due on the lease. Stellantis Financial Services must reallocate leases and leased vehicles that breach any of these representations if such a breach materially and adversely affects the interests of the issuing entity in the lease and leased vehicle. Similarly, Stellantis Financial Services, as servicer, is required to reallocate from the reference pool leases and leased vehicles for which certain modifications have been made. If Stellantis Financial Services fails to reallocate, or the servicer fails to reallocate, the related leases and leased vehicles, you may experience delayed payments or losses on your notes.

For more details about consumer financial protection laws relating to the leases, you should read “Material Legal Considerations—Lease Contracts and Leased Vehicles—Consumer Financial Protection Laws” in this prospectus.

RISKS RELATING TO TAX TREATMENT OF THE NOTES, ISSUING ENTITY, AND CONTEMPLATED TRANSACTIONS

There is a risk of a taxable deemed exchange of the notes if the transaction documents are amended.

The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications”, could result in a taxable deemed exchange of the notes for U.S. federal income tax purposes. This could result in gain or loss recognition for noteholders, and could potentially result in original issue discount with respect to the notes following such modification.

One or more classes of notes may be issued with original issue discount for federal tax purposes.

One or more classes of notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. noteholder generally will be required to accrue OID on a current basis as ordinary income and pay tax accordingly, even before such U.S. noteholder receives cash attributable to that income and regardless of such U.S. noteholder’s method of tax accounting. In addition, if the issuing entity was to become subject to a bankruptcy, holders of any note issued with OID may receive a lesser amount for their claim than they would have been entitled to receive under the indenture. Any such claim by the holder of such note may be limited to an amount equal to the sum of (i) the original issue price for such note and (ii) that portion of the OID that does not constitute “unmatured interest” for purposes of the Bankruptcy Code. As such, any OID that was not amortized as of the date of such bankruptcy filing may constitute unmatured interest that is not available for payment to the holder of such note. Additionally, it is unclear whether the rules of Section 1272(a)(6) of the Internal Revenue Code would apply to notes that were issued with OID, and it is possible that the issuing entity may use these rules in constructing an OID schedule. See “Material U.S. Federal Income Tax Consequences—Original Issue Discount” in this prospectus.

Foreign Persons investing in notes could be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes on account of their own activities.

As discussed under “Material U.S. Federal Income Tax Consequences” in this prospectus, the U.S. federal income tax treatment of the notes to a beneficial owner that is not a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code (a “non-U.S. person”) turns on a number of facts, including whether interest on the notes paid to or accrued by the non-U.S. person is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. person. The determination of whether a non-U.S. person is engaged in a trade or business within the U.S. with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such non-U.S. person, which are necessarily unique to that non-U.S. person. No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the U.S. or whether (or under which circumstances) the acquisition of newly issued debt, such as a note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances. In addition, certain activities undertaken or performed by or for a non-U.S. person through agents and other third parties could be attributed to the non-U.S. person in determining whether the non-U.S. person is engaged in a trade or business within the U.S.. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Internal Revenue Code is similarly unclear. Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires a note. Therefore, prospective investors are urged to consult their own tax advisors to determine their treatment under these rules in respect of the acquisition of a note and taking into account their own particular facts relating to such acquisition.

[RISKS RELATING TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY REGARDING THE SOFR RATE COULD ADVERSELY AFFECT THE ABILITY OF THE ISSUING ENTITY TO MAKE PAYMENTS AND THE RETURN ON YOUR NOTES]

[SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the Class A-2-B notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2-B notes.

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the Class A-2-B notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2-B notes, such as the spread over the SOFR Rate, may evolve over time, and trading prices of the Class A-2-B notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Class A-2-B notes, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2-B notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2-B notes.

The use of SOFR may present additional risks that could adversely affect the value of and return on the Class A-2-B notes. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

The composition and characteristics of SOFR are not the same as those of the London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR was an unsecured rate, and second, SOFR is an overnight rate, while LIBOR was a synthetic rate determined by using a methodology intended to approximate the rate that would have been calculated by reference to interbank submissions of different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. Although changes in [compounded SOFR][term SOFR][SOFR in arrears][Insert Other Benchmark Rate], which is used to determine the [SOFR Rate][Insert Other Benchmark Rate], generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Class A-2-B notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no expectation that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.] [Insert discussion of how [Insert Other Benchmark Rate] is different than previously utilized rates, if applicable.]

[Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2-B notes.

According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, it is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain wide market acceptance could adversely affect the return on and value of the Class A-2-B notes and the price at which investors can sell the Class A-2-B notes in the secondary market.

Since SOFR is a relatively new market index, the Class A-2-B notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2-B notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2-B notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Similarly, if SOFR does not become widely adopted for securities like the Class A-2-B notes or the specific formula for the compounded SOFR rate used in the Class A-2-B notes may not be widely adopted by other market participants, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.]

[A decrease in SOFR, including a negative [SOFR Rate][Insert Other Benchmark Rate] would reduce the rate of interest on the Class A-2-B notes.

The interest rate to be borne by the Class A-2-B notes is based on a spread over the [SOFR Rate][Insert Other Benchmark Rate], which is based on [compounded SOFR][term SOFR][SOFR in arrears] or, if the administrator determines prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement.

Changes in SOFR or such benchmark replacement will affect the rate at which the Class A-2-B notes accrue interest and the amount of interest payments on the Class A-2-B notes. Any decrease in the [SOFR Rate][Insert Other Benchmark Rate] or such benchmark replacement will lead to a decrease in the Class A-2-B notes interest rate. To the extent that the [SOFR Rate][Insert Other Benchmark Rate] decreases below 0.00% for any interest period, the rate at which the Class A-2-B notes accrue interest for such interest period will be reduced by the amount by which the [SOFR Rate][Insert Other Benchmark Rate] is negative; provided that the interest rate on the Class A-2-B notes for any interest period will not be less than 0.00%. A negative [SOFR Rate][Insert Other Benchmark Rate] could result in the interest rate applied to the Class A-2-B notes decreasing to 0.00% for the related interest period.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.

The receivables transferred to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on the [SOFR Rate][Insert Other Benchmark Rate] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2-B notes increases due to an increase in the [SOFR Rate][Insert Other Benchmark Rate] to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificate, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[Risks related to [Compounded] SOFR may adversely affect the liquidity, market value and yield of the Class A-2-B notes.

The FRBNY began to publish, in March 2020, compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the Class A-2-B notes. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the Class A-2-B notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the Class A-2-B notes will be based on the [SOFR Rate][Insert Other Benchmark Rate]. The SOFR Rate will be based on [compounded SOFR][term SOFR][SOFR in arrears]. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the [SOFR Rate][Insert Other Benchmark Rate]. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the Class A-2-B notes relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR adjustment conforming changes. Holders of Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your Class A-2-B notes.]

[Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the Class A-2-B notes.

The FRBNY publishes SOFR based on data received by it from sources other than the calculation agent or the sponsor, and neither the calculation agent nor the sponsor has control over its calculation methods, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Class A-2-B notes. If the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Class A-2-B notes and the trading prices of the Class A-2-B notes.

In certain circumstances, as described under “Description of the Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event,” if the administrator has determined prior to the relevant Reference Time that a benchmark transition event and its related benchmark replacement date have occurred, the interest rate of the Class A-2-B notes may cease to be based upon SOFR and instead be based upon the benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of SOFR, then the interest rate of the Class A-2-B notes will no longer be determined by reference to SOFR, but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the Class A-2-B notes will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the relevant governmental body, (b) based on an ISDA Fallback Rate and (c) based on an alternative rate selected by the administrator, in each case, together with any benchmark replacement adjustment. In addition, the terms of the Class A-2-B notes expressly authorize the administrator to make benchmark replacement conforming changes. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the Class A-2-B notes by reference to a benchmark replacement (including the application of any benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the Class A-2-B notes in connection with a benchmark transition event, could adversely affect the value of the Class A-2-B notes, the return on the Class A-2-B notes and the price at which Class A-2-B noteholders can sell such Class A-2-B notes.

Additionally, the issuing entity cannot anticipate how long it will take the calculation agent to develop the systems and processes necessary to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). Holders of Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. If the administrator, in its sole discretion, determines that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the Class A-2-B notes, the trading market and the value of the Class A-2-B notes.

If an alternative method or index is designated in place of SOFR for the Class A-2-B notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Class A-2-B notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class A-2-B notes and the realization of gain or loss, as well as other corollary tax consequences.

The issuing entity cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the Class A-2-B notes could be adversely affected.]

THE SPONSOR AND THE SERVICER

Stellantis Financial Services, Inc. (which we sometimes refer to as “Stellantis Financial Services”) will act as “sponsor” and as “servicer” of the transaction. Stellantis Financial Services is a wholly-owned subsidiary of Stellantis Financial Services US Corp., the holding company formed following the acquisition of F1 Holdings by FCA North America Holdings, an indirect wholly-owned subsidiary of Stellantis N.V. in November 2021. Stellantis Financial Services, formerly known as First Investors Financial Services, Inc. (“First Investors Financial Services”), was incorporated in February 1989 and changed its name on December 20, 2021 following the merger. The principal activity of Stellantis Financial Services is acting as an indirect finance subsidiary of Stellantis N.V., including purchasing retail installment sale contracts and leases from Chrysler®, Dodge®, Jeep®, RAM®, Alfa Romeo®, FIAT® and Maserati® dealers (referred to herein as “Stellantis-franchised dealerships”) in the U.S. Stellantis Financial Services offers and services a wide range of automobile-related financial products, including retail auto loan and lease financing, wholesale floor plan and other commercial financing. It also provides servicing for its retail and dealer loans and leases, and for a limited portfolio of third-party loans. In addition, Stellantis Financial Services markets automobile insurance to consumers through private label partnerships with third-party insurers, focusing on consumers who have applied for retail loans or leases.

The principal place of business of Stellantis Financial Services is at 5757 Woodway Drive, Suite 400, Houston, Texas 77057. Stellantis Financial Services will also act as the servicer.

Stellantis Financial Services, formerly known as First Investors Financial Services, has been operating in the automobile finance business in the U.S. since 1989 and securitized its first portfolio of motor vehicle loans in 2000. The experience of its affiliated origination trust in, and overall procedures for, originating or acquiring leases is described in “The Sponsor’s Automobile Leasing Program—Credit Underwriting” in this prospectus. No asset-backed securities securitizations sponsored by Stellantis Financial Services have experienced early amortizations, servicer replacement events or events of default. Neither Stellantis Financial Services nor any issuing entity can guarantee that there will not be any early amortizations, servicer replacement events or events of default in the future.

Stellantis Financial Services has participated in the structuring of the transaction described in this prospectus and has underwritten the leases included in the reference pool that secure the exchange note to be assigned to the issuing entity. Stellantis Financial Services is responsible for servicing the leases included in the reference pool as described below. Stellantis Financial Services is also the administrator of the issuing entity.

The sponsor advances funds to the origination trust, its direct subsidiary, to finance its purchase of lease assets from motor vehicle dealerships in the U.S. in the ordinary course of its business. In its capacity as servicer, the sponsor services all lease assets owned by the origination trust pursuant to a servicing agreement. The sponsor services the lease assets owned by the origination trust at one or more regional centers using automated lease servicing and collection systems. The sponsor funds these lease finance activities in part through warehouse credit facilities, amortizing term loans and securitization transactions.

As Stellantis N.V.’s U.S. captive finance subsidiary, the sponsor’s business strategy includes increasing the amount of [new and used] Stellantis automobile sales by offering competitive financing programs. In addition to the lease financing product for [new and used] Stellantis vehicles that is offered exclusively to Stellantis-franchised dealerships in the U.S., the sponsor also offers automobile loans to consumers and businesses. The relationships with the Stellantis-franchised dealerships is maintained by the sponsor through its regional credit centers and market representatives (dealer relationship managers).

[Insert any disclosure about adverse legal or regulatory developments, if applicable, pursuant to Item 1104 of Regulation AB.]

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

THE SPONSOR’S AUTOMOBILE LEASING PROGRAM

General

Marketing

The sponsor is an indirect originator of lease assets that focuses its marketing activities on Stellantis-franchised dealerships. The sponsor’s relationships with dealerships are actively monitored with the objective of maximizing the volume of lease applications received from each dealer that meet the sponsor’s underwriting standards and profitability objectives. Because the sponsor maintains non-exclusive relationships with dealerships, when a customer seeks to lease a vehicle from a dealer, the dealer retains discretion to determine whether to obtain financing for that particular lease asset from the sponsor or from another financing source. The sponsor’s representatives regularly contact and visit dealerships to solicit new business and to answer any questions dealerships may have regarding the sponsor’s lease financing programs and capabilities. To increase the effectiveness of these contacts, marketing personnel have access to the sponsor’s management information systems which detail current information regarding the number of lease applications submitted by a dealer, the sponsor’s response and the reasons why any particular lease application was rejected.

Lease assets purchased by the origination trust are generally purchased without recourse to the related dealer. However, the dealer typically makes certain representations as to the validity of the leases and compliance with certain laws, and indemnifies the sponsor against any claims, defenses and set-offs that may be asserted against the sponsor because of assignment of the lease or the condition of the related leased vehicle. Recourse based upon those representations and indemnities would be limited in circumstances in which the dealer has insufficient financial resources to perform upon such representations and indemnities. The sponsor does not view recourse against the dealer on these representations and indemnities to be of material significance in its decision to have the origination trust purchase lease assets from a dealer. Dealerships have no liability to the origination trust or the sponsor for lessee defaults on the leases.

Origination Network

The origination trust uses funds borrowed from the sponsor to purchase lease assets, which are comprised of completed leases entered into between lessees and motor vehicle dealerships and the related leased vehicles. When a lessee leases a vehicle from a dealer, the lessee and the dealer agree on the terms of the lease based on available lease programs and other related products. If the lessee elects to lease the vehicle through the dealer, the lessee and the dealer decide on the lease term and mileage allowance, in conjunction with the sponsor’s residual value and payment terms for the lease. The sponsor then makes credit and purchase decisions regarding each lease asset on behalf of the origination trust pursuant to the sponsor’s underwriting guidelines and credit scoring models.

The sponsor’s origination platform provides specialized focus on marketing and financing programs and underwriting leases. Responsibilities are segregated so that the sales group markets the programs and products to Stellantis-franchised dealerships, while the credit underwriting group focuses on underwriting, negotiating and closing lease applications submitted by those dealerships. All credit analysts are aligned with dealers located in specific geographic regions. Dealer relationship managers are aligned with dealerships and credit underwriting teams in specific geographic regions and work remotely in their service area. The sponsor believes that the personal relationships its credit analysts and dealer account representatives establish with the dealer’s staff are an important factor in creating and maintaining productive relationships with its dealer customer base.

The sponsor selects markets for regional credit centers based upon numerous factors, most notably proximity to the geographic markets and dealerships it seeks to serve and availability of qualified personnel.

Dealer relationship managers typically work from a home office but are aligned with a specific group of dealers based on geographic locations. Dealer relationship managers solicit dealerships for applications and maintain relationships with the dealerships in their geographic vicinity, but do not have responsibility for credit approvals. The sponsor believes the local presence provided by the dealer relationship managers enables it to be more responsive to dealer concerns and local market conditions. Applications solicited by the dealer relationship managers are typically underwritten at the regional credit centers. The dealer relationship managers are compensated with base salaries and incentives based on total company results. The dealer relationship managers report to regional sales managers who report to one of two managing directors who cover the East and West United States. These managing directors report to a senior managing director responsible for sales and marketing of the sponsor’s lending products.

Manufacturer Relationship

The sponsor coordinates with FCA US LLC (“FCA US”), Stellantis’ U.S.-based manufacturing subsidiary, to establish marketing programs for lease products. These programs serve the sponsor’s goal of increasing new loan and lease originations and Stellantis’s goal of making credit more available and more affordable to consumers purchasing vehicles manufactured by Stellantis. Such programs may include subvention programs, under which the manufacturer provides the sponsor cash payments in order for the sponsor to offer lower customer payments on lease agreements and retail loan contracts that it purchases from the manufacturers’ dealership network. Subvention programs may be structured as special-rate financing programs available through the sponsor to customers leasing [new and used] Stellantis vehicles or as support payments used to adjust residual components of the lease agreement. Under such subvention programs, the sponsor determines the appropriate amount to charge FCA US for the vehicles contracted under a specific subvented program; considering the subvented rate, supported residual value and contract term as well as an applicant’s risk profile. The combined subvented support payments are paid by FCA US directly to the sponsor and do not constitute cashflow that is available to satisfy amounts due on the exchange note or any notes.

Credit Underwriting

The sponsor utilizes empirical credit scoring models and underwriting guidelines to achieve a given business strategy for lease originations. Failure to be automatically approved through auto-decisioning does not mean that an application does not meet Stellantis Financial Services’ underwriting guidelines. These guidelines are dependent upon risk tolerances which may, and often do, change depending on many different factors including, but not limited to, the sponsor’s strategic objectives; general market demand for lease finance; the sponsor’s access to, and the cost to the sponsor of, financing to support its lease originations; the general economic environment; consumer credit trends; and the volatility in used car pricing. The sponsor reviews profitability metrics on a consolidated basis, as well as at the lease levels. The following paragraphs discuss in more detail the sponsor’s proprietary credit scoring system, underwriting guidelines and the underwriting process.

Underwriting leases is largely an automated process. The sponsor utilizes a proprietary credit scoring system that produces a statistical assessment of each proposed lessee that is used to differentiate among credit applications and to statistically rank-order credit risk in terms of expected default rates. The credit scoring system incorporates data contained in the lessee’s credit application, credit bureau report and other third-party data sources, together with information about the proposed lease financing to the lessee. For example, the sponsor might decline to enter into a lease agreement with a consumer who has a relatively low credit score because that could indicate a higher probability of the lessee defaulting on a lease made to such lessee. However, while the sponsor employs a credit scoring system in the credit approval process, credit scoring does not eliminate the credit risk that individual lessees may nonetheless default on their obligations under their leases. Adverse changes in certain macroeconomic factors after origination could also negatively affect the overall credit performance of the sponsor’s lease portfolio.

In addition to the proprietary credit scoring system described above, the sponsor also utilizes other underwriting guidelines when determining whether to originate a particular lease. These underwriting guidelines are comprised of numerous evaluation criteria which may be used in total or in part, including (i) identification and assessment of the applicant’s willingness and capacity to repay the lease, including consideration of credit history and performance on past and existing obligations; (ii) credit bureau data; (iii) collateral identification and valuation; (iv) payment, loan-to-value and debt ratios; (v) employment, income and residency verifications, as considered appropriate; (vi) alternative data sources; and (vii) in certain cases, the creditworthiness of a co-lessee. These underwriting guidelines, and the minimum credit risk profiles of applicants that can be approved based on the rank-ordering determined by the credit scoring system described above, are subject to change from time to time based on economic, competitive and capital market conditions as well as the sponsor’s overall origination strategies.

The sponsor originates leases through its credit analysts assigned to dealer geographic regions. Underwriting personnel have a specific credit authority based upon their experience and established credit scoring parameters. More experienced analysts are assigned higher approval levels. If the suggested application attributes and characteristics exceed a credit analyst’s credit authority or if an exception to the sponsor’s underwriting guidelines must be considered, the lease application is systemically escalated to a more senior underwriter with a higher level of approval authority. Authorized senior underwriting officers may approve any lease application notwithstanding the underwriting guidelines as part of the overall underwriting process. Although the credit approval process is decentralized, the sponsor’s application processing system includes controls designed to ensure that credit decisions comply with the sponsor’s current credit scoring strategies and underwriting policies and procedures, including approval authorities.

The lease application packages that are completed by prospective lessees as part of the sponsor’s underwriting review process are received by the sponsor electronically, through web-based platforms that automate and accelerate the financing process. Upon receipt or entry of application data into the sponsor’s application processing system, a credit bureau report and other third-party data sources are automatically accessed and the sponsor’s proprietary credit score for the proposed lessee is computed.

Once the final financing terms for a lease are established, the lease application is assigned a final proprietary credit score by the credit scoring system, and a credit decision to approve or reject the lease application is made either through an automated system or by a credit analyst or personnel with the required level of authority. Dealerships are contacted regarding credit decisions electronically. Declined applicants are also provided with appropriate notification of the decision.

For any lease assets that are approved for origination by the sponsor and that are identified for purchase by the origination trust, completed lease packages are sent to the sponsor by the related dealer. Lease documentation is scanned to create electronic images and electronically forwarded to the sponsor’s regional lease processing department. A lease processing representative verifies certain contract and application information as appropriate. Lease terms, insurance coverage and other information may then be verified or confirmed with the customer or a third party. The originals of certain critical lease documents are subsequently sent to the sponsor, and the sponsor contracts with a third party to maintain the original lease documents on the sponsor’s behalf.

Once a lease application has been approved and the origination process has been completed, the sponsor can direct the origination trust to purchase the related lease asset. The dealer signs an assignment agreement representing that it made all required disclosures to the lessee and that all such disclosures made by the dealer were complete and correct. For disclosures the sponsor cannot review because the error would not be apparent in the lease itself, it relies on the representations made by the dealer in the assignment agreement. The assignment agreement requires the dealer to apply immediately for a certificate of title for the leased vehicle naming the origination trust as the owner of the leased vehicle and naming the collateral agent as secured party. The sponsor reviews each certificate of title that it subsequently receives to confirm that the origination trust is identified as the leased vehicle’s owner and that the collateral agent’s security interest in the leased vehicle is properly noted.

Following the purchase of the leases by the origination trust, the sponsor’s credit review department analyzes a sample of leases to determine whether underwriting personnel exercised appropriate judgment consistent with the sponsor’s underwriting guidelines, authorization levels and overall corporate strategy.

The sponsor uses programs developed and maintained by service providers that allow the sponsor to complete the entire contracting process electronically. As of the [statistical] cutoff date, approximately [•]% of the leases in the [statistical] reference pool (based on the initial total securitization value calculated using the securitization rate) were originated as electronic automobile leases. Leases that are created electronically are electronically signed by the related lessees and are stored in an electronic vault that is maintained by a third-party to facilitate the process of creating and storing those electronic leases. The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic lease as being the single authoritative copy of the lease; (ii) manage access to and the expression of the authoritative copy; (iii) identify the sponsor as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record. The sponsor typically does not maintain physical copies of any electronic leases.

Servicing of Lease Assets

The sponsor, in its role as servicer, is responsible for servicing all of the leases owned by the origination trust, including the leases that are assigned to each designated reference pool. The sponsor’s servicing activities, either conducted by the sponsor or unaffiliated third party vendors, include collecting and processing lessee payments; responding to lessee inquiries; tracking insurance on the leased vehicles; initiating contact with lessees who are delinquent in payment; arranging for the repossession of leased vehicles; liquidation of leased vehicles; pursuit of deficiencies when appropriate; and management of the end of lease process. As servicer, the sponsor will also prepare monthly investor reports, provide payment instructions to the indenture trustee and prepare annual compliance reports. The sponsor has been the servicer for its private lease securitization warehouse facilities program in the U.S. since its start in 2022. None of the warehouse facilities in this program have experienced an event of default.

In total, as of [•], 20[•], the servicer performed servicing and collection functions on a total managed portfolio, including the retail loan and lease portfolio and commercial loans originated by the sponsor, retail loans originated or acquired by the legacy First Investors Financial Services and the portfolios serviced on behalf of third-party clients, of approximately $[•], including approximately $[•] in leased assets.

The sponsor has elected to utilize a non-affiliated third party to perform certain lease servicing activities, including statement rendering, payment processing, taxes/tolls/fines assessment and customer service functions and to maintain records for all leases, track application of payments and maintain relevant information on the lessees and account status. The sponsor also engages vendors, which may be affiliates, to perform some servicing processes. These processes include processing monthly lockbox payments from lessees, providing telephonic and internet payment systems, imaging lease documents, providing lessee communications and notifications, communicating with lessees in languages other than English and performing data entry and administrative functions. The sponsor requires vendors to follow processes set by the sponsor or agreed to between the sponsor and the vendor and regularly monitors them for compliance. Vendors do not have the discretion to make decisions that would materially affect agreed-upon processes, amounts collected or the timing for amounts applied to lessee accounts. The sponsor believes these vendors could be replaced, if necessary, including the assumption of certain activities by the sponsor. Some vendors perform their services from locations outside the U.S.

At the time of the origination of any lease, each leased vehicle is required to be covered by a comprehensive and collision insurance policy in accordance with the sponsor’s customary servicing procedures. Approximately twenty-one (21) days before a lessee’s monthly payment due date, the sponsor mails the lessee a billing statement directing the lessee to mail payments to a lockbox provider. Payment receipt data is electronically transferred from the lockbox provider for posting to the sponsor’s accounting system. Payments may also be received from lessees via electronic transmission of funds. Customer service is performed through the non-affiliated third party’s operations center in New York.

Collections

Once a contractual lease payment reaches eleven (11) days delinquent from the payment date, the sponsor assumes collection activities on the account utilizing collections personnel located predominantly in Dallas, Texas. Various collections methods are used including a predictive dialing system to make telephone calls to lessees in the early stages of delinquency. The predictive dialer is a computer-controlled telephone dialing system that simultaneously dials phone numbers of multiple lessees from a file of records extracted from the sponsor’s database. Once a connection is made to the automated dialer’s call, the system automatically transfers the call to a collector and the relevant account information to the collector’s computer screen. By eliminating the time spent on attempting to reach lessees, the system gives a single collector the ability to contact a larger number of lessees daily.

Once an account reaches a certain level of delinquency, the account moves to one of the sponsor’s advanced collection teams. The objective of these collectors is to resolve the delinquent account. The sponsor may repossess a leased vehicle if an account is deemed uncollectible; the leased vehicle is deemed to be in danger of being damaged, destroyed or hidden; the sponsor determines that the lessee is dealing in bad faith; or the lessee voluntarily surrenders the leased vehicle to the sponsor.

Repossessions

Repossessions are subject to prescribed legal procedures, which include peaceful repossession, one or more lessee notifications, a prescribed waiting period prior to disposition of the repossessed leased vehicle and return of personal items to the lessee. Some jurisdictions provide the lessee with reinstatement or redemption rights. Legal requirements, particularly in the event of bankruptcy of the lessee, may restrict the sponsor’s ability to repossess a vehicle or dispose of the repossessed leased vehicle. All repossessions must be approved by designated collections and repossession personnel. The sponsor engages independent repossession firms to handle repossessions. Upon repossession and after any prescribed waiting period, the repossessed leased vehicle is sold at auction. The proceeds from the sale of the leased vehicle at auction, and any other recoveries, are credited against the remaining balance outstanding under the related lease. Auction proceeds from sale of the repossessed vehicle and other recoveries may not be sufficient to cover the remaining balance outstanding under the related lease, and the resulting deficiency is written-off. The sponsor pursues collection of deficiencies when it deems such action to be appropriate.

The sponsor’s policy is to charge off an account in the month in which the account becomes one-hundred twenty (120) days contractually delinquent if it has not yet repossessed the related leased vehicle, or 180 days from the due date if the lease is in bankruptcy. The sponsor also charges off accounts when the leased vehicle is repossessed. The charge-off amount reflects the full carrying value of the lease asset outstanding. In cases where the leased vehicle has been repossessed before the lease is 120 days or more delinquent, the charge off represents the difference between the estimated net sales proceeds and the amount of the delinquent lease, including rental income. Accounts in repossession that have been written-off are removed from lease receivables on the sponsor’s consolidated balance sheet and the related repossessed leased vehicles are included in other assets at net realizable value on the consolidated balance sheet pending disposal.

Leased Vehicle Residual Values and Return Rates

The sponsor projects expected residual values and return volumes of the leased vehicles the origination trust owns. Actual proceeds realized upon the sale of returned leased vehicles at lease termination may be lower than the amount projected, which reduces the profitability of the lease transaction to the sponsor. Economic and market conditions can affect the value of the returned leased vehicles. Such factors include general economic environment, degree of new and used vehicle demand, and vehicle specific factors such as the perceived quality, safety or reliability of returned vehicles. All of these, alone or in combination, have the potential to adversely affect the profitability of the sponsor’s lease program and financial results.

Valuation of Automobile Lease Assets and Residuals

The origination trust is consolidated with the sponsor for accounting purposes and the sponsor accounts for the origination trust’s investments in lease assets as operating leases. In accounting for operating leases, the sponsor must make a determination at the beginning of the lease agreement of the estimated realizable value (i.e., residual value) of the leased vehicle at the end of the lease. Due to the manufacturer’s ability to support residual values, the customer’s “contract residual value” (as defined in the Glossary), which is the residual value that is set forth in the lease agreement, may not represent the sponsor’s estimate of the market value of the leased vehicle at the end of the lease term. The sponsor uses the residual value forecasts published in independent industry guides that are used in the automotive finance industry, such as Automotive Lease Guide, or “ALG”, along with its proprietary internal residual forecasting models as the basis for the contract residual value. At no time, will the estimated residual value exceed the customer’s contract residual value. The lessee is obligated to make payments during the term of the lease for the difference between the purchase price of the leased vehicle and the related contract residual value, plus an implied annual percentage rate or money factor. However, since the lessee is not obligated to purchase the leased vehicle at the end of the lease term, the sponsor is exposed to a risk of loss to the extent the value of the leased vehicle at the end of the lease term is below the residual value set at the related lease’s inception. The sponsor will periodically perform a detailed review of the estimated realizable value of leased vehicles to assess the appropriateness of the carrying value of lease assets for its own accounting purposes, but no such adjustment to the carrying value will impact the securitization value of, or recoveries with respect to, any lease assets assigned to a reference pool.

To account for residual risk, the sponsor depreciates automobile operating lease assets to their estimated realizable value on a straight-line basis over the related lease term. The estimated realizable value of a lease is initially based on the contract residual value (minus residual subvention/enhancement) established at the lease’s inception. Over the life of the lease, the sponsor evaluates the adequacy of the estimate of the realizable value and may make adjustments to the extent the expected value of the leased vehicle at termination changes. Any such adjustments would result in a change in the depreciation rate of the lease asset for the sponsor’s accounting purposes but would not impact the securitization value of, or recoveries with respect to, any lease assigned to a reference pool.

End of Lease Process

Approximately six (6) months prior to a lease’s scheduled end date, the sponsor will notify the lessee of the current scheduled lease end date, the lessee’s options, obligations at lease end and the vehicle inspection process. At four (4) months prior to the scheduled lease end date, the sponsor will again notify the lessee of the current scheduled lease end date and summarize the end-of-term-process. The sponsor will continue to contact the lessee until an end of lease intention is confirmed. The dealer through which the lessee obtained the lease and/or the sponsor may also contact the lessee near the current scheduled lease end date to determine whether at the end of the lease the lessee intends to purchase the leased vehicle or to return the leased vehicle.

Because all leases are closed end leases, the origination trust, not the lessee, assumes the residual risk on the leased vehicle. The lessee may purchase the leased vehicle at lease end by paying the purchase price stated in the lease agreement, which equals the contract residual value determined at origination of the lease, plus any fees and all other amounts owed under the lease. If the lessee decides not to purchase the leased vehicle, the lessee must return it to the dealer by the lease’s current scheduled lease end date. The servicer may agree to grant term extensions up to the number of months permitted by the servicer’s then-current servicing standards (which the servicer does not expect to exceed 12 months, in any case), in which case the maturity date on their lease agreement is extended, and the lessee is responsible for additional monthly payments until the leased vehicle is returned or purchased.

If the lessee plans to return the leased vehicle, the vehicle is inspected to determine its current condition. An inspection may occur up to sixty (60) days prior to the current scheduled lease end date. The sponsor utilizes technology to allow the consumer to submit photos and a video of the leased vehicle through software provided to the lessee by the sponsor. The software utilizes algorithms and artificial intelligence to identify any vehicle damage and excess wear and tear. In addition, the sponsor expects to supplement this self-inspection by utilizing a physical inspection conducted by a third-party inspection company engaged by the sponsor. After the inspection is complete, the lessee is typically provided the results of the vehicle inspection and the amount the lessee would owe, in lieu of repairs, for excess wear and use on the leased vehicle. If the vehicle inspection is not completed before the vehicle is returned, the vehicle will be inspected shortly after it is returned. The sponsor utilizes its proprietary online grounding tool to expedite the lease turn-in process.

The sponsor seeks to maximize net sale proceeds, which equal gross auction proceeds less expenses such as auction fees and costs for reconditioning and transporting the leased vehicles. The sponsor sells returned leased vehicles through its exclusive online channel, which is available to the grounding dealer and other Stellantis-franchised dealerships prior to broader dealer access and if necessary by disposition through the sponsor’s nationwide wholesale auction partners.

When a vehicle is sold after being returned at the end of the lease, there will be a residual gain on the vehicle if the net sale proceeds of the vehicle are greater than the vehicle’s estimated residual value as determined upon origination of the related lease agreement. Conversely, there will be a residual loss on the vehicle if the net sale proceeds of the vehicle are less than the vehicle’s estimated residual value as determined upon origination of the related lease agreement.

Early Termination and Pull-Ahead Programs

A lessee has the right to terminate the lease prior to the original scheduled maturity date provided that the lessee is not in default under the lease. For early terminations, the lessee will be required to pay, unless required otherwise by state or federal law, the lesser of (i) all remaining monthly payments due or past due under the lease plus any official fees and taxes, plus any excess wear and use and excess mileage, if applicable or (ii) the amount by which all remaining monthly payments due under the lease plus the contract residual value under the lease exceeds the net sale proceeds received when the leased vehicle is sold. The lessee will also be obligated to pay any early termination charges permitted under the lease and, in certain cases, a turn-in fee. A lessee may also terminate a lease and purchase the related leased vehicle at any time by paying all remaining monthly payments due under the lease and the contract residual value.

In addition, Stellantis Financial Services may offer lease pull-ahead program incentives for select customers to lease [new or used] vehicles to lessees whose lease contracts are nearing expiration. These pull-ahead program incentives may include a waiver of one or more monthly payments otherwise payable under the related lease. Such pull-ahead programs are expected to promote customer loyalty by offering attractive early termination options and to provide lessees with an incentive to purchase or lease another [new or used] Stellantis-branded vehicle. Pull-ahead programs may also be used to shift vehicles out of peak terminating months and to increase the number of off-lease vehicles that are sold or auctioned during those months in which the purchase price for off-lease vehicles tends to be higher. However, an early termination in any collection period under a pull-ahead program with respect to any lease allocated to the reference pool will not be permitted unless the pull-ahead amount for such lease is received by the issuing entity as exchange note available funds not later than the related payment date. The “pull-ahead amount” means, with respect to any lease allocated to the reference pool, an amount equal to (a) the sum of (i) any due and unpaid payments under such lease, plus (ii) the monthly payment amount times the number of monthly payments not yet due with respect to such lease, minus (b) any unearned rent charges calculated under the scheduled actuarial method under such lease.

Risk Management

The sponsor’s portfolio risk management function is responsible for monitoring the lease approval process and supporting the supervisory role of senior operations management. Key variables, such as lease applicant data, credit bureau and credit score information, lease structures and terms and payment histories are tracked. The portfolio risk management department also regularly reviews the performance of the sponsor’s credit scoring system and is responsible for the development and enhancement of the sponsor’s credit scoring system.

The sponsor’s underwriting guidelines and credit decisioning models are regularly modified and updated. Post-funding credit performance is also monitored and analyzed by the sponsor’s portfolio risk management department to determine if any process changes are required depending on the sponsor’s strategic objectives and/or economic conditions. Additionally, key variables such as lease applicant data, credit bureau and credit score information, lease structures and terms and payment histories are tracked by the sponsor. The sponsor’s portfolio risk management department regularly monitors the credit scoring system that it utilizes to evaluate lessee applications by tracking actual performance versus projected performance by credit score. The sponsor expects to periodically revise and refine its proprietary credit scoring system based on new information, including identified correlations between portfolio performance and data obtained in the underwriting process. Credit performance reports track lease portfolio performance at various levels of detail including total company, region and dealership. Various monthly reports and analytical data are also generated to monitor credit quality as well as to refine the structure and mix of new lease originations. All of this ongoing analysis is regularly reviewed and analyzed by the sponsor to aid it in adjusting its lease origination processes and decisioning.

The sponsor’s centralized quality control department conducts regular targeted reviews of, and provides recurring reporting and monitoring of, new originations, including lease originations. The primary objectives of the reviews are to identify risks and associated controls, to measure compliance with the sponsor’s written policies and procedures and to examine the credit decisions that are generated during the origination process.

Use of Origination Trust; Financing Purchases of Leases by Origination Trust

Stellantis Financial Services uses an origination trust in its leasing business. The origination trust purchases leases entered into between lessees and motor vehicle dealers and the leased vehicles that are subject to those leases. The origination trust pays the purchase price of its leases and leased vehicles with funds contributed by, or advanced from, Stellantis Financial Services to, or on behalf of, the origination trust.

Stellantis Financial Services may request that the origination trust issue a term obligation evidenced by an “exchange note”.

Amounts due under outstanding exchange notes, including the exchange note issued for this securitization transaction, are secured by a single security interest in favor of the collateral agent, for the benefit of Stellantis Financial Services and the holder of an exchange note, on the leases and leased vehicles financed under the collateral agency and security agreement and proceeds of those leases and leased vehicles. Whenever a new exchange note is issued, certain leases and leased vehicles are allocated as a reference pool for that exchange note and generally only the collections on those leases and leased vehicles will be used to satisfy amounts due on that exchange note. For more information about the reference pool, you should read “Reference Pool” in this prospectus.

Under the collateral agency and security agreement, the security interest of the collateral agent in a leased vehicle and the net sale proceeds is released immediately before the sale of that vehicle. Stellantis Financial Services, as servicer, must deposit an amount equal to the net proceeds of the sale in the collection account under the servicing agreement.

Portfolio Delinquency Information

The following tables show Stellantis Financial Services’ delinquency information for its portfolio of leases, including leases in reference pools that Stellantis Financial Services continues to service, for [each indicated period] [each of the quarterly periods following inception of Stellantis Financial Services’ captive lease operations, starting with the [quarterly] period beginning on [•], 20[•]]. Delinquencies may be influenced by a variety of economic, social, geographic and other factors beyond the control of Stellantis Financial Services. It is not certain that the delinquency information of a particular pool of leases will be similar to the historical information shown below or that any trends shown in the tables will continue for any period. It is also uncertain that the historical delinquency information included in the table below will accurately predict or be similar to the performance of Stellantis Financial Services’ portfolio of leases or particular reference pools of leases in the near future, especially given the limited number of leases that have been originated and the limited length of time during which such leases have been originated.

DELINQUENCY EXPERIENCE(1)(2)(3)(4)

[Quarter] Ending	[•], 20[•]				[•], 20[•]				[•], 20[•]				[•], 20[•]				[•], 20[•]
Principal Amount Outstanding	$[•]				$[•]				$[•]				$[•]				$[•]
Accounts Outstanding	[•]				[•]				[•]				[•]				[•]

Delinquencies(2)(3)	Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)		Units (%)		Amount (%)
30-59 Days	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
60-89 Days	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
90 or more days	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%

Total 30+ Delinquencies	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%

(1)

Data presented in the tables is based upon lease contract balances for [new and used] vehicles originated and serviced by Stellantis Financial Services. Commercial loans are not part of the data presented.

(2)	An account is considered delinquent if 10% or more of the scheduled monthly payment is past due.
(3)

Stellantis Financial Services’ policy is to charge off an account in the month in which the account becomes one-hundred twenty (120) days contractually delinquent if it has not yet repossessed the related leased vehicle, or 180 days from the due date if the lease is in bankruptcy. The sponsor also charges off accounts when the leased vehicle is repossessed. The charge-off amount reflects the full carrying value of the lease asset outstanding. In cases where the leased vehicle has been repossessed before the lease is 120 days or more delinquent, the charge off represents the difference between the estimated net sales proceeds and the amount of the delinquent lease, including rental income.

(4)	Balances and percentages may not add to total due to rounding.

Delinquencies. Delinquency trends for Stellantis Financial Services’ portfolio of leases can be affected by extrinsic events and Stellantis Financial Services’ response to such events, as well as by business cycles and auction values for used vehicles.

Delinquency trends for Stellantis Financial Services’ portfolio of leases can also be affected by cyclical events like the business cycle, seasonal trends such as auction values and other variables.

Delinquencies are shown as a percentage of Stellantis Financial Services’ lease portfolio in the table above. The delinquency percentages for a particular pool of leases originated in any period may differ from the portfolio percentages shown in the table above.

NET LOSS AND REPOSSESSION EXPERIENCE(1)

	At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]			At [ ], 20[ ]
Dollar Amount of Accounts Outstanding	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Average Dollar Amount of Accounts Outstanding(2)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Number of Accounts Outstanding		[	•]		[	•]		[	•]		[	•]		[	•]		[	•]
Average Number of Accounts Outstanding(2)		[	•]		[	•]		[	•]		[	•]		[	•]		[	•]
Number of Repossessed Accounts		[	•]		[	•]		[	•]		[	•]		[	•]		[	•]
Number of Repossessed Accounts as a percent of the Average Number of Accounts Outstanding(2)		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%
Charge-Offs(3)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Recoveries(4)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
[Net] Losses(5)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
[Net] Losses as a percent of Average Contract Amount Outstanding(2)		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%

(1)

Data presented in the tables is based upon lease contract balances for [new and used] vehicles originated and serviced by Stellantis Financial Services. Commercial loans are not part of the data presented.

(2)	An account is considered delinquent if 10% or more of the scheduled monthly payment is past due.
(3)

Stellantis Financial Services’ policy is to charge off an account in the month in which the account becomes one-hundred twenty (120) days contractually delinquent if it has not yet repossessed the related leased vehicle, or 180 days from the due date if the lease is in bankruptcy. The sponsor also charges off accounts when the leased vehicle is repossessed. The charge-off amount reflects the full carrying value of the lease asset outstanding. In cases where the leased vehicle has been repossessed before the lease is 120 days or more delinquent, the charge off represents the difference between the estimated net sales proceeds and the amount of the delinquent lease, including rental income.

(4)	Recoveries generally include the net amounts received with respect to accounts previously charged off.
(5)

Net Losses generally represent the total aggregate net outstanding balance of accounts determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from customers.

RESIDUAL VALUE LOSS EXPERIENCE(1)(2)(5)(6)

For the Twelve Months Ended [ ]
	[ ]		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]
Total Number of leased vehicles scheduled to terminate
Total ALG Residual on leased vehicles scheduled to terminate	$		$		$		$		$		$		$
Number of leased vehicles returned to Stellantis Financial Services(3)														%
Leased vehicles returned to Stellantis Financial Services Ratio(3)%				%		%		%		%		%		%
Total Gain/(Loss) on ALG Residuals on leased vehicles returned to Stellantis Financial Services(4)	$		$		$		$		$		$		$
Average Gain/(Loss) on ALG Residuals on leased vehicles returned to Stellantis Financial Services(4)	$		$		$		$		$		$		$
Total ALG Residual on leased vehicles returned to Stellantis Financial Services	$		$		$		$		$		$		$
Total Gain/(Loss) on ALG Residuals on leased vehicles returned to Stellantis Financial Services as a Percentage of ALG Residuals of returned leased vehicles sold by Stellantis Financial Services(4)%				%		%		%		%		%		%
Total Gain/(Loss) on ALG Residuals on leased vehicles returned to Stellantis Financial Services as a Percentage of ALG Residuals of leased vehicles scheduled to terminate(4)%				%		%		%		%		%		%
Average Stated Residual Value Percentage of MSRP		%		%		%		%		%		%		%
Average ALG Residual Percentage of MSRP		%		%		%		%		%		%		%
Percentage Difference		%		%		%		%		%		%		%

(1)	[Leases are grouped by maturity date.]
(2)	[Includes new Alfa Romeo®, Chrysler®, Dodge®, FIAT®, Jeep®, and Ram® leases.]
(3)	[Excludes leases that have been terminated pursuant to a lease default, repossession, or vehicles in inventory.]
(4)	[Gain/Loss calculated as the sum of gross sales proceeds plus estimated excess wear & tear and excess mileage fee charged to lessees minus sum of ALG Residual.]
(5)	[Excludes single payer leases for which the lessee pays for the entire lease upfront with a single payment.]
(6)	[Balances and percentages may not add to total due to rounding.]

REFERENCE POOL

The following description of the reference pool summarizes parts of the transaction documents, including the exchange note purchase agreement, the servicing supplement, and the indenture. We will file a copy of the actual transaction documents with the SEC concurrently with or prior to the time we file the final prospectus with the SEC and forms of the transaction documents have been filed as exhibits to the registration statement of which this prospectus is a part.

Issuing Entity Assets

The primary asset of the issuing entity will be an exchange note issued by the origination trust to Stellantis Financial Services under the collateral agency and security agreement. The exchange note will be backed by a reference pool of car, light truck and utility vehicle leases and leased vehicles purchased by the origination trust from dealers, and not by any other lease assets in Stellantis Financial Services’ portfolio. On the closing date, the origination trust will issue the exchange note to Stellantis Financial Services, Stellantis Financial Services will sell the exchange note and other related assets to the depositor and the depositor will sell the exchange note and other related assets to the issuing entity. The issuing entity assets will be pledged by the issuing entity to the indenture trustee for the benefit of the noteholders.

The issuing entity assets will be:

•	the exchange note and all amounts paid or due on it after the cutoff date;

•	rights to funds and investments in bank accounts relating to the notes;

•	rights under the transaction documents, including:

•	rights for the reallocation of certain leases and leased vehicles, including ineligible leases; and

•	rights to credit enhancement for the notes; and

•	all proceeds of the above.

Selection of Reference Pool

The leases and leased vehicles in the reference pool were selected by Stellantis Financial Services from its U.S. portfolio of leases that met the selection criteria as of the [statistical] cutoff date using selection procedures that were not known or intended by Stellantis Financial Services to be adverse to the issuing entity. The selection criteria include that each lease and/or leased vehicle:

•	has an original term of not more than [•] months;

•	was a [new, used or a demonstration car], light truck or utility vehicle at the beginning of the lease;

•

is currently not more than [30 days] delinquent as of the cutoff date (Stellantis Financial Services considers a lease delinquent if more than a specified amount of a monthly payment is overdue (currently [10]% of a monthly payment, although such amount may change from time to time as provided in Stellantis Financial Services’ servicing procedures)) although it may have been more than 30 days delinquent in the past;

•

the lessee is not listed on the servicer’s records as the U.S. or any state thereof or any local government, or any agency, department, political subdivision or instrumentality of the U.S. of any state thereof of any local government; and

•	the lessee of which is not shown on Stellantis Financial Services’ records as being subject to a bankruptcy proceeding as of the cutoff date.

[Exceptions to Underwriting Criteria]

[None of the leases in the pool were originated with exceptions to Stellantis Financial Services’ written underwriting guidelines.] [Approximately [__] leases, representing [__]% of the total securitization value, were originated by Stellantis Financial Services with exceptions made to the underwriting criteria, including [__], [__], [__] and [__]].

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such leases that represent an exception to the underwriting criteria in the asset pool in accordance with Item 1111(a)(8)  of Regulation AB.]

Composition of the [Statistical] Reference Pool [as of the Statistical Cutoff Date]

The following tables show information about the composition of the [statistical] reference pool and the characteristics of the leases and leased vehicles in the [statistical] reference pool as of the [statistical] cutoff date, which is [•], 20[•]. Such information has been prepared based on a securitization rate equal to [•]%. [The portfolio of leases and related leased vehicles to be allocated to the reference pool on the closing date will be the same leases included in the statistical reference pool described in this prospectus as of the statistical cutoff date except for those leases (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by Stellantis Financial Services to determine eligibility of a lease for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cutoff date.][The portfolio of leases and related leased vehicles to be allocated to the reference pool on the closing date may vary from the leases and leased vehicles in the statistical reference pool described in this prospectus because the reference pool will be selected from leases and related leased vehicles (i) in the statistical reference pool, (ii) originated after the statistical cutoff date, (iii) originated prior to the statistical cutoff date but that were not included in the statistical reference pool and/or (iv) for which Stellantis Financial Services is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, which, in each case, satisfy the eligibility criteria as of the cutoff date.]] See “Risk Factors—Risks Relating to the Nature of the Notes and the Structure of the Transaction—This prospectus provides information regarding the leases and related leased vehicles in the [statistical] reference pool as of the [statistical] cutoff date, which may differ from the characteristics of the leases and related leased vehicles in the reference pool on the closing date”.

[As of the close of business on the [statistical] cutoff date, the total securitization value of the [statistical] reference pool described in this prospectus was $[•]. The total securitization value of the portfolio of leases and related leased vehicles allocated to the reference pool on the closing date will be $[•].]

[The characteristics of the portfolio of leases and related leased vehicles allocated to the reference pool on the closing date may vary somewhat from the characteristics of the portfolio of leases and related leased vehicles in the [statistical] reference pool described in this prospectus as of the [statistical] cutoff date, although such variance will not be material.]

Characteristics of the [Statistical] Reference Pool

As of the [Statistical] Cutoff Date

Certain characteristics of the statistical reference pool as of the [statistical] cutoff date will be as follows:

Number of Leases:		[•]
Total Aggregate Securitization Value(1):	$	[•]
Average Securitization Value(1):	$	[•]
Range of Securitization Values(1):	$	[•] to $[•]
Aggregate Base Residual Value:	$	[•]
Average Base Residual Value:	$	[•]
Range of Base Residual Values:	$	[•] to $[•]
Aggregate Base Residual Value as a Percentage of Total Securitization Value(1):		[•]	%
Aggregate Discounted Base Residual Value as a Percentage of Total Securitization Value(1):		[•]	%
Discounted Base Residual Value as a Percentage of MSRP:		[•]	%
Weighted Average Original Term(2):		[•]
Range of Original Terms:		[•] months to [•] months
Weighted Average Remaining Term(2):		[•]
Range of Remaining Terms:		[•] months to [•] months
Weighted Average Seasoning(2)(3):		[•]
Range of Seasoning(3):		[•] months to [•] months
Weighted Average FICO® Score(2)(4)(5):		[•]
Range of FICO® Scores(4)(5):		[•] to [•]

(1)	Based on the securitization value as of the [statistical] cutoff date.
(2)	Weighted average by securitization value as of the [statistical] cutoff date.
(3)	Seasoning refers to the number of months elapsed since origination of the leases.
(4)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(5)	FICO® scores are calculated as of the origination of the related leases.

Distribution of the Leases in the [Statistical] Reference Pool by FICO® Score

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by FICO® score as of the [statistical] cutoff date will be as follows:

FICO® Score(1)	Aggregate Securitization Value(2)(3)			Percentage of Initial Total Securitization Value(2)(4)		Number of Leases		Percentage of Total Number of Leases(4)
[•] to [•]	$	[	•]	[	•]%	[	•]	[	•]%
[•] to [•]		[	•]	[	•]	[	•]	[	•]
[•] to [•]		[	•]	[	•]	[	•]	[	•]
[•] to [•]		[	•]	[	•]	[	•]	[	•]
[•] to [•]		[	•]	[	•]	[	•]	[	•]
[•] to [•]		[	•]	[	•]	[	•]	[	•]
[•] to [•]		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.0	0%	[	•]	100.	00%

(1)

FICO® is a federally registered trademark of Fair Isaac Corporation. The FICO® score information in the table above was obtained at origination of the applicable lease and does not reflect the FICO® scores of the related lessee as of the [statistical] cutoff date. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the leases.

(2)	Based on the securitization rate.
(3)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(4)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Geographic Location

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by state as of the [statistical] cutoff date will be as follows:

State(1)	Aggregate Securitization Value(2)(3)			Percentage of Initial Total Securitization Value(2)(4)		Number of Leases		Percentage of Total Number of Leases(4)
[•]	$	[	•]	[	•]%	[	•]	[	•]%
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
Other(5)		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the billing address of the lessee on the lease as of the [statistical] cutoff date.
(2)	Based on the securitization rate.
(3)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(4)	Sum of percentages may not equal 100% due to rounding.
(5)	“Other” represents the aggregate of states individually representing less than [•]% of the initial total securitization value (based on the securitization rate).

Distribution of the Leases in the [Statistical] Reference Pool by Original Term

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by original term as of the [statistical] cutoff date will be as follows:

Original Term	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
[•] months to [•] months	$	[	•]	[	•]%	[	•]	[	•]%
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Remaining Term

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by remaining term as of the [statistical] cutoff date will be as follows:

Remaining Term	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
[•] months to [•] months	$	[	•]	[	•]%	[	•]	[	•]%
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]
[•] months to [•] months		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Maturity Quarter

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by maturity quarter of the scheduled maturity as of the [statistical] cutoff date will be as follows:

Maturity Quarter(1)	Aggregate Securitization Value(2)(3)			Percentage of Initial Total Securitization Value(2)(4)		Number of Leases		Percentage of Total Number of Leases(4)
[•]	$	[	•]	[	•]%	[	•]	[	•]%
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)

The lease maturity in this table represents the scheduled maturity set forth in the lease contracts for the leases. The lease maturity specified in this table may differ from the maturity date used to calculate the remaining term disclosed under the “Distribution of the Leases in the [Statistical] Reference Pool by Remaining Term As of the [Statistical] Cutoff Date” table above, because the lease maturity does not reflect extensions and payment deferrals which may have the effect of extending the final scheduled maturity of the lease.

(2)	Based on the securitization rate.
(3)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(4)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Fuel Type

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by vehicle fuel type as of the [statistical] cutoff date will be as follows:

Vehicle Fuel Type	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
Internal Combustion Engine (ICE)	$	[	•]	[	•]%	[	•]	[	•]%
Plug-in Hybrid Electric Vehicle (PHEV)		[	•]	[	•]	[	•]	[	•]
Battery Electric Vehicle (BEV)		[	•]	[	•]	[	•]	[	•]
Hybrid Electric Vehicle (HEV)		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Make

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by vehicle make as of the [statistical] cutoff date will be as follows:

Vehicle Make	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
[•]	$	[	•]	[	•]%	[	•]	[	•]%
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Leases in the [Statistical] Reference Pool by Vehicle Model

As of the [Statistical] Cutoff Date

The distribution of the leases in the [statistical] reference pool by vehicle model as of the [statistical] cutoff date will be as follows:

Vehicle Model	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
[•]	$	[	•]	[	•]%	[	•]	[	•]%
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
[•]		[	•]	[	•]	[	•]	[	•]
Other(4)		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.
(4)	“Other” represents the aggregate of vehicle models individually representing less than [•]% of the initial total securitization value (based on the securitization rate).

Delinquency Experience Regarding the Leases in the [Statistical] Reference Pool

The following table sets forth the delinquency experience regarding the leases and related leased vehicles allocated to the reference pool. An account is considered delinquent if 10% or more of the scheduled monthly payment is past due. The period of delinquency is based on the number of days payments are contractually past due. As of the [statistical] cutoff date, none of the leases and related leased vehicles in the reference pool were more than 30 days delinquent or have experienced a loss [, and as of the cutoff date, none of the leases and related leased vehicles in the pool to be sold to the issuing entity on the closing date will be more than 30 days delinquent or have experienced a loss].

Historical Delinquency Status	Aggregate Securitization Value(1)(2)			Percentage of Initial Total Securitization Value(1)(3)		Number of Leases		Percentage of Total Number of Leases(3)
Delinquent no more than once for 30-59 days(4)	$	[	•]	[	•]%	[	•]	[	•]%
Delinquent more than once for 30-59 days but never for 60 days or more		[	•]	[	•]	[	•]	[	•]
Delinquent at least once for 60 days or more		[	•]	[	•]	[	•]	[	•]

Total	$	[	•]	100.00%		[	•]	100.00%

(1)	Based on the securitization rate.
(2)	Sum of securitization values may not equal the initial total securitization value due to rounding.
(3)	Sum of percentages may not equal 100% due to rounding.
(4)	Delinquent no more than once for 30-59 days represent accounts that were delinquent one time but never exceeded 59 days past due.

[Vintage Origination Information][Information About Certain Previous Securitizations]

Appendix A to this prospectus (“Appendix A”) sets forth in tabular format [vintage origination information][static pool information about prior pools of retail leases and related leased vehicles that were securitized by Stellantis Financial Services]. Static pool information consists of [cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools]. The term “securitized pool” refers to the securitized pool of leases and related leased vehicles allocated to a reference pool as of the related cutoff date. The characteristics of the securitized pools included in Appendix A may vary from the characteristics of the leases and related leased vehicles allocated to the reference portfolio in this transaction. The static pool information reflects the static pool performance of all motor vehicle leases and related vehicles for [new and used] vehicles included in Stellantis Financial Services’ managed lease portfolio [•] [for the last [five] years][since [•]].

The characteristics of leases and related leased vehicles included in the [vintage origination information][static pool data] discussed above, as well as the social, economic and other conditions existing at the time when those leases and related leased vehicles were originated and repaid, may vary materially from the characteristics of the leases and related leased vehicles allocated to the reference pool in this transaction and the social, economic and other conditions existing at the time when the leases allocated to the reference pool in connection with this transaction were originated and those that will exist in the future when the leases and related leased vehicles allocated to the reference pool in the current transaction are required to be repaid. As a result, there can be no assurance that the [static pool data][vintage origination information] referred to above will correspond to or be an accurate predictor of the performance of the leases and related leased vehicles allocated to the reference pool in connection with this securitization transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the leases and related leased vehicles in the [statistical] pool as of the [statistical] cutoff date and the disclosure regarding the leases and related leased vehicles required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, Stellantis Financial Services identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by Stellantis Financial Services responsible personnel to ensure the accuracy of such descriptions. Stellantis Financial Services also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Stellantis Financial Services officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases and related leased vehicles or payments on the notes.

In addition, Stellantis Financial Services employees performed a review of the Rule 193 Information to confirm that the leases and related leased vehicles in the [statistical] pool as of the [statistical] cutoff date satisfied the criteria set forth in the [first] paragraph under “Reference Pool—Representations About Reference Pool” in this prospectus. Statistical information relating to the leases and related leased vehicles was recalculated using data tapes containing information from Stellantis Financial Services’ information systems, which includes databases containing certain attributes of the leases and related leased vehicles, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of Stellantis Financial Services’ internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated leases and related leased vehicles complied with underwriting guidelines. In addition, [•] lease files were randomly selected in order to compare certain lease characteristics selected by the depositor to the applicable information on the data tapes. [Based on this review, there were [•] discrepancies related to [•] of the [•] lease files selected. The discrepancies were related to [•].]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Reallocations and Replacements

[No assets securitized by Stellantis Financial Services were the subject of a demand to reallocate or replace for breach of the representations and warranties during the [•] year period ending [•], 20[•].] [The following table provides information regarding the demand, reallocation and replacement history with respect to leases and related leased vehicles securitized by Stellantis Financial Services during the period from [______], 20[__] to [______], 20[__].] Please refer to the Form ABS-15G filed by Stellantis Financial Services on [______], 20[__] for additional information. The CIK number of Stellantis Financial Services is 0001980666.

Name of Issuing Entity	Check if Registered	Name of Originator	Total Leases in ABS by Originator			Leases that Were Subject of Demand			Leases That Were Reallocated or Replaced			Leases Pending Reallocation or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Stellantis Financial Underwritten Enhanced Lease Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Stellantis Financial Underwritten Enhanced Lease Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Asset Level Information

The issuing entity has provided asset-level information regarding the leases and related leased vehicles that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity by the date of the filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile leases identified on Schedule AL to Regulation AB and generally includes, with respect to each lease and related leased vehicle, the related asset number, the reporting period covered, general information about the lease, information regarding the related leased vehicle, information about the related lessee, information about activity on the lease and information about modifications of the lease since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the leases and related leased vehicles each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

Representations About Reference Pool

As sponsor, Stellantis Financial Services will make representations to the depositor about each lease and leased vehicle in the reference pool (the “Eligibility Representations”). Generally, these representations relate to the origination of the lease, the characteristics of the lease and leased vehicle, legal compliance, terms of the lease and status of the lease, as well as the selection criteria described in “—Selection of Reference Pool” above. In addition, the representations include:

•	each lease and leased vehicle in the reference pool was originated and has been serviced in compliance with law in all material respects;

•	the origination trust has good title, or Stellantis Financial Services, as servicer, has begun procedures that will result in good title, to each lease and leased vehicle;

•

the collateral agent has a first priority perfected security interest, or Stellantis Financial Services, as servicer, has begun procedures that will result in the perfection of the collateral agent’s first priority security interest, in the related leased vehicle; and

•

each lease in the reference pool is the enforceable payment obligation of the lessee and no lessee has, according to Stellantis Financial Services’ records, asserted a right of rescission, setoff, counterclaim or defense against the lease.

Obligation to Reallocate Ineligible Leases and Leased Vehicles

If either Stellantis Financial Services or the depositor knows, or receives notice from the issuing entity, the owner trustee or the indenture trustee of a claim to the effect that certain representations made about a lease or leased vehicle by Stellantis Financial Services in the exchange note purchase agreement were untrue when made, if the breach materially and adversely affects the interests of the issuing entity in the lease or leased vehicle, Stellantis Financial Services must either correct or cure such breach or reallocate the lease and leased vehicle from the reference pool. Any such breach will be deemed not to materially and adversely affect the interests of the issuing entity if such breach or failure has not affected the ability of the issuing entity to receive and retain payment in full on the related lease.

Stellantis Financial Services and the depositor will be considered to know about a breach if a responsible person of Stellantis Financial Services or the depositor knows of the breach. A “responsible person” of a party is any officer of the party having direct responsibility for the transactions contemplated by the transaction documents.

None of the indenture trustee, the owner trustee, or the servicer are obligated to monitor the lease or leased vehicles or investigate whether any representations have been breached.

If a reallocation is required, Stellantis Financial Services will reallocate the lease or leased vehicle from the reference pool on or before the payment date following the end of the collection period which includes the 60th day (or, if Stellantis Financial Services elects, an earlier date) after the date Stellantis Financial Services became aware or was notified of such breach, unless it corrects the breach in all material respects before that payment date. On that payment date, Stellantis Financial Services will reallocate the lease or leased vehicle from the reference pool, effective as of the last day of the second prior month by depositing in the collection account an amount generally equal to the securitization value of the lease. These reallocation obligations will be the sole remedy of the issuing entity, the indenture trustee, the noteholders and the collateral agent for any losses resulting from breaches of the representations of Stellantis Financial Services about the leases or leased vehicles.

Asset Representations Review

As discussed under “Reference Pool—Representations About Reference Pool”, each of Stellantis Financial Services and the depositor will make the Eligibility Representations regarding the leases and related leased vehicles. The asset representations reviewer will be responsible for performing a review of certain leases and related leased vehicles for compliance with the Eligibility Representations when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	The investors have voted to direct a review of the applicable Subject Leases pursuant to the process described below under “—Asset Review Voting”.

If the Review Conditions are satisfied (the first date on which the Review Conditions are satisfied is referred to as the “Review Satisfaction Date”), then, pursuant to the direction described below under “—Asset Review Voting” the asset representations reviewer will review the Subject Leases (as defined below) for compliance with the Eligibility Representations as described below under “—Asset Review”.

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Leases as of the last day of that collection period to (ii) the total securitization value as of the last day of that collection period. “60-Day Delinquent Leases” means, as of any date of determination, [all leases (other than reallocated leases and Defaulted Units) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices]. The “Delinquency Trigger” for any payment date and the related collection period is [[  ]%].

[The Delinquency Trigger was calculated as a multiple of [ ] times the previous historical peak Delinquency Percentage [plus [ ]%].] Stellantis Financial Services developed the Delinquency Trigger from an analysis of the historical 60 day or more delinquency rate over the life of Stellantis Financial Services’ other public securitization transactions since [ ]. Stellantis Financial Services then applied a multiple of [__] to the highest delinquency percentage observed. The multiple derived from this analysis corresponds generally to the multiple of expected cumulative net losses that the notes are expected to be able to withstand before realizing their first dollar loss and is intended to account for future volatility and stressed economic conditions. [Stellantis Financial Services then added a buffer of [ ]% to further ensure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.]

For prior pools of lease contracts that were securitized by Stellantis Financial Services since [ ], the percentage of leases that have been 60 or more days delinquent have ranged from [__]% to [__]%. The following chart shows the percentage of leases 60 or more days delinquent in Stellantis Financial Services’ prior securitized pools of lease contracts for the periods shown. For more information regarding 60 day or more delinquent asset statistics for certain of Stellantis Financial Services’ prior securitized pools of lease contracts, see “Appendix A—[Vintage Origination Information][Static Pool Information Regarding Certain Previous Securitizations]” in this prospectus.

[Include chart comparing the delinquency trigger to the delinquency statistics for prior pools.]

“Subject Leases” means, for any Asset Review, all leases which are, as of the Review Satisfaction Date, 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date) as determined in accordance with the servicer’s customary servicing practices. However, any lease which becomes a reallocated lease or is paid off after the Review Satisfaction Date will no longer be a Subject Lease.

Asset Review Voting

The monthly distribution report filed by the issuing entity on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. Investors holding at least 5% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. Any such vote will be (i) initiated no later than 90 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached and (ii) completed no later than 150 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached. Stellantis Financial Services will be responsible for any expenses incurred in connection with such disclosure, the voting process and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC (if the notes are then held through DTC) and the issuing entity will notify investors via the Form 10-D for the related collection period for which a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the notes. See “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Because the notes are in book-entry form, your rights can only be exercised indirectly” in this prospectus. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing an asset review by the asset representations reviewer. The sponsor, the depositor and the issuing entity are required under the exchange note purchase agreement to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the issuing entity will disclose whether or not a Noteholder Direction has occurred.

Within [five] business days of the Noteholder Direction, the indenture trustee will send a notice to Stellantis Financial Services, the depositor, the servicer and the asset representations reviewer directing the asset representations reviewer to conduct an Asset Review and specifying the applicable Review Satisfaction Date. Within [ten] business days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Leases.

Asset Review

The asset representations reviewer will perform a review of the Subject Leases for compliance with the Eligibility Representations (an “Asset Review”) in accordance with such procedures as [the asset representations reviewer deems appropriate, in the discretion of the asset representations reviewer][set forth in the asset representations review agreement].

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Leases by the [60th][90th] day after receipt of review materials related to the Subject Leases. However, if review materials are missing or insufficient for the asset representations reviewer to perform any test, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the servicer and the issuing entity of the findings and conclusions of the review of the Subject Leases, and that report will be included with the Form 10-D filed by the issuing entity with respect to the collection period in which the asset representations reviewer’s report is provided.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Lease, and will not determine whether such noncompliance gives rise to an obligation to reallocate the related Subject Lease. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will determine whether the sponsor would be required to reallocate such Subject Lease. In conducting this investigation, Stellantis Financial Services and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report. If Stellantis Financial Services or the depositor, as applicable, determines that there has been a breach of an Eligibility Representation that materially and adversely affects the interest of the issuing entity or the noteholders in the related lease and leased vehicle and such breach cannot be corrected or cured, Stellantis Financial Services, will be obligated to reallocate the related lease and related leased vehicle as described under “Reference Pool—Representations About Reference Pool” in this prospectus.

Indemnification of the Asset Representations Reviewer

Under the asset representations review agreement, the servicer will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by the asset representations reviewer in connection with its administration of, and the performance of its duties under, the asset representations review agreement. However, the servicer will not reimburse any expense or indemnify against any loss, liability or expense incurred by the asset representations reviewer arising out of or resulting from the asset representations reviewer’s own willful misfeasance, bad faith, negligence or breach of the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described under “Description of the Notes—Priority of Payments” in this prospectus.

Requests to Reallocate and Dispute Resolution

If the depositor, the issuing entity or the indenture trustee (at the direction of an investor) (each, a “requesting party”) requests that Stellantis Financial Services reallocate any lease and related leased vehicle due to a breach of an Eligibility Representation as described under “Reference Pool—Representations About Reference Pool” in this prospectus and the reallocation request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by Stellantis Financial Services, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. An investor wishing to direct the indenture trustee to request a reallocation as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related lease and related leased vehicle. If the requesting investor is not a noteholder as reflected on the note register, each written notice from such requesting investor will be accompanied by verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. Stellantis Financial Services will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. Stellantis Financial Services will inform the requesting party in writing upon a determination by Stellantis Financial Services that a lease subject to a demand to reallocate will be reallocated and the monthly distribution report filed by the issuing entity on Form 10-D for the collection period in which such leases were reallocated will include disclosure of such reallocation. A failure of Stellantis Financial Services to inform the requesting party that a lease subject to a demand will be reallocated within 180 days of the receipt of notice of the request will be deemed to be a determination by Stellantis Financial Services that no reallocation of that lease and related leased vehicle due to a breach of an Eligibility Representation is required. Additionally, Stellantis Financial Services will file Form ABS-15G disclosing the status of reallocation demands on a periodic basis as required by applicable law.

Although the indenture trustee may request that Stellantis Financial Services reallocate a lease and related leased vehicle due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee to exercise this discretion and the transaction documents do not provide any requirements regarding what factors the indenture trustee should consider when determining whether to exercise its discretion to request a reallocation. Consequently, it is likely that the requesting party will be the indenture trustee acting at the direction of an investor.

If a Subject Lease that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution, and if such expenses are not paid within 90 days after the end of the proceeding, will be payable by the servicer.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it, and Stellantis Financial Services, will not be required to pay more than the applicable reallocation amount with respect to any lease and related leased vehicle which Stellantis Financial Services, is required to reallocate.

Any mediation and arbitration described above will be held in [City, State] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the exchange note purchase agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a lease that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that the joinder would not prejudice the rights of the participants to the existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that lease if the mediation or arbitration has not yet concluded.

DESCRIPTION OF EXCHANGE NOTE

The origination trust will issue the exchange note under an exchange note supplement to the collateral agency and security agreement among the origination trust, the collateral agent administrative agent, the collateral agent and Stellantis Financial Services. We will file a copy of the actual exchange note supplement and the collateral agency and security agreement with the SEC concurrently with or prior to the time we file the final prospectus with the SEC and forms of the exchange note supplement and the collateral agency and security agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

The purchase by the origination trust of leases and leased vehicles and pledge of such leases and leased vehicles under the collateral agency and security agreement is described in “The Sponsor’s Automobile Leasing Program—General—Origination Network” in this prospectus. At any time, Stellantis Financial Services may request that the origination trust issue a term note evidenced by an “exchange note” and allocate a portion of the leases and leased vehicles that secure the loans under the collateral agency and security agreement to that exchange note. The exchange note issued for this securitization transaction will represent a debt obligation of the origination trust secured by the leases and leased vehicles in the “reference pool”.

On the closing date, the origination trust will issue the exchange note to Stellantis Financial Services under a supplement to the collateral agency and security agreement, or the “exchange note supplement”. Stellantis Financial Services will sell the exchange note to the depositor which will, in turn, sell the exchange note to the issuing entity. The issuing entity will pledge the exchange note and its other assets to the indenture trustee for the benefit of the noteholders. The primary asset of the issuing entity will be the exchange note.

As holder of the exchange note, the issuing entity will be entitled to the payments made on the exchange note. Payments on the exchange note will be based on the amounts received on the leases and leased vehicles in the reference pool. These amounts include:

•	payments by or on behalf of the lessees on the leases in the reference pool applied after the cutoff date;

•	net proceeds from the sale of the leased vehicles in the reference pool; and

•	proceeds from claims on insurance companies for insurance covering the lessees, the leases or the leased vehicles in the reference pool.

Interest will accrue on the exchange note at a rate of [•]% per annum. This interest rate equals the interest rate on the Class C notes plus [•]%. The exchange note will accrue interest on an actual/360 basis from the closing date to the date on which the note balance of the exchange note is reduced to zero. The servicer will apply exchange note available funds to satisfy interest and principal amounts due on the exchange note on each payment date as described under “—Priority of Payments on Exchange Note” below.

The indenture trustee will have a first priority security interest in the exchange note for the benefit of the holders of the notes. The exchange note is secured by a security interest in the leases and leased vehicles owned by the origination trust and pledged to the collateral agent under the collateral agency and security agreement, including the leases and leased vehicles in the reference pool. Under the collateral agency and security agreement, the security interest of the collateral agent in a leased vehicle and the net sale proceeds is released immediately before sale, if Stellantis Financial Services, as servicer, deposits an amount equal to those proceeds in the collection account under the servicing agreement. However, the issuing entity will agree that it will have recourse solely to the reference pool and the reserve account. The issuing entity will also agree that any claim it may have against the assets of the origination trust other than the reference pool related to the exchange note held by the issuing entity will be subordinate to the payment in full of the claims of Stellantis Financial Services, as the lender under the collateral agency and security agreement, the holders of the other exchange notes and other asset-backed securities, the payments on which are derived primarily from collections on designated assets of the origination trust, and related hedging arrangements. However, the issuing entity will be able to accelerate the maturity of the exchange note on default and then bring suit and obtain a judgment against the origination trust on the exchange note.

The issuing entity will also agree that, before the date which is one year and one day after payment in full of the obligations under the collateral agency and security agreement, including the exchange notes, it will not begin or join in bankruptcy proceedings against the origination trust.

As long as any of the notes are outstanding, the indenture trustee, acting at the direction of a majority of the controlling class, will be entitled to exercise the rights and remedies of the issuing entity as holder of the exchange note.

Funds Available for Payments on Exchange Note

Applications of amounts owing on the exchange note will be made from “exchange note available funds”, which for any payment date generally will be equal to collections on the reference pool for the collection period and amounts withdrawn from the reserve account. For each payment date, the “collection period” is the calendar month preceding the payment date.

Collections. For each month, “collections” on the reference pool will consist of the following amounts:

•	base monthly payments on the leases in the reference pool for the month that are received by the servicer; plus

•	pull-ahead amounts that are received by the servicer; plus

•	any advances of base monthly payments for the month made by the servicer on the leases, minus reimbursements of any servicer advances previously made on the leases in the reference pool; plus

•	proceeds from the sale or other disposition of leased vehicles in the reference pool; plus

•	amounts paid by Stellantis Financial Services for the reallocation of ineligible leases and leased vehicles from the reference pool; plus

•	amounts paid by the servicer for the reallocation of leases and leased vehicles from the reference pool in accordance with the servicing supplement; plus

•

other amounts received by the servicer on leases in the reference pool, including excess mileage and excess wear and use charges, insurance proceeds and recoveries on any lease that has been charged off; minus

•

the following amounts relating to the leases in the reference pool: (1) payments of sales and use taxes on the base monthly payments and amounts to cover personal property taxes and similar government charges, (2) late fees, returned check fees and any other similar administrative fees or charges, including payment extension or other modification fees assessed by the servicer to a lessee (all of which will be retained by the servicer) and (3) amounts reimbursed to the servicer for (i) fees, fines or other amounts paid by the servicer on behalf of a lessee, (ii) amounts spent by the servicer and charged to the account of the lessee, (iii) amounts paid to third parties for repossession and disposition of leased vehicles, (iv) amounts required to be refunded to a lessee and (v) external costs of collection activities on charged off leases.

Base monthly payments that are received by the servicer before the month in which they are due will be held in the collection account and included in collections for the month in which they are due.

This diagram shows the sources of exchange note available funds for each payment date. Exchange note available funds, including amounts withdrawn from the reserve account [and the risk retention reserve account] to cover shortfalls, are the only funds that will be applied to satisfy amounts due and owing on the exchange note on each payment date.

The following diagram shows how exchange note available funds will be applied to satisfy amounts due and owing on the exchange note on each payment date. The priority of payments shown in this diagram will apply unless the exchange note is accelerated after an exchange note default.

Priority of Payments on Exchange Note

General Rule. On each payment date, the servicer will apply exchange note available funds for the collection period in the order of priority listed below. This priority will apply unless the exchange note is accelerated after an exchange note default.

(1)

to the servicer, servicing fees due and reimbursement of any outstanding servicer advances [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(2)

first, to the collateral agent and second, to the collateral agent administrative agent, any fees, expenses and indemnities owed to the collateral agent and the collateral agent administrative agent related to the reference pool [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(3)	to the issuing entity, interest due on the exchange note;

(4)	to the issuing entity, amounts necessary to cover any shortfall in payments under items (1) through (7) under “Description of the Notes—Priority of Payments”;

(5)	to the reserve account, the amount required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes;

(6)

to the issuing entity, principal of the exchange note equal to the excess of (a) the principal amount of the notes (or, if the issuing entity is no longer the holder of the exchange note, the principal amount of the exchange note) over (b) an amount equal to the total securitization value as of the end of the related collection period minus the targeted overcollateralization amount, which amount will be reduced by any payments in respect of principal made in item (4) above; and

(7)	remaining money, to the issuing entity as excess exchange note amounts.

If collections on the reference pool on any payment date are insufficient to cover the money payable under items (1) through (4), the servicer will direct the indenture trustee to withdraw the shortfall from the reserve account if available and use it to pay amounts payable under items (1) through (4) that remain unpaid.

Post-Acceleration Exchange Note Priority of Payments. If the exchange note is accelerated after an exchange note default, on each payment date starting with the payment date relating to the month in which the acceleration occurs, the servicer will apply exchange note available funds in the following order of priority:

(1)	to the collateral agent, money due to the collateral agent related to the exchange note or the reference pool;

(2)

to the collateral agent administrative agent, money due to the collateral agent administrative agent related to the exchange note or the reference pool [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(3)	to the servicer, servicing fees due and reimbursement of any outstanding servicer advances;

(4)	to the issuing entity, interest due on the exchange note;

(5)	to the issuing entity, the amount required to cover money payable under items (1) through (9) under “Description of the Notes—Post-Acceleration Priority of Payments”;

(6)	to the issuing entity, principal of the exchange note until paid in full; and

(7)	remaining money, to the issuing entity as excess exchange note amounts.

Amendments Provisions

The collateral agency and security agreement, including the exchange note supplement, may be amended without the consent of any noteholder or any holder of an exchange note, including the issuing entity as holder of the exchange note, to:

•	correct or expand the description of property subject to the lien of the collateral agency and security agreement, or better to assure, convey and confirm to the collateral agent property subject or required to be subjected to the lien of the collateral agency and security agreement, or to subject additional property to the lien of the collateral agency and security agreement;

•	evidence the succession of any other person as a pledgor, and the assumption by the successor of the obligations of the pledgor under the collateral agency and security agreement;

•	add any covenants for the benefit of the secured parties;

•	transfer, assign, mortgage or pledge any property to the collateral agent;

•	cure any ambiguity in or to correct or supplement any provision in the exchange note supplement or the collateral agency and security agreement;

•	evidence the acceptance of the appointment under the collateral agency and security agreement of a successor collateral agent administrative agent or successor collateral agent; or

•

make any amendment to the exchange note supplement or the collateral agency and security agreement that does not materially adversely affect the interests of any exchange noteholder (other than exchange noteholders who have consented to the amendment).

The collateral agency and security agreement, including the exchange note supplement, may also be amended in any other way with the consent of each exchange noteholder.

(a) The trust agreement and the exchange note purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, (b) the exchange note sale agreement may be amended by the depositor without the consent of the noteholders or any other person and (c) the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following documents specified in clauses (i) and (ii) below is delivered to the indenture trustee by Stellantis Financial Services, the depositor, the servicer or the administrator, as applicable, or clause (iii) below is satisfied:

(i)	an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders;

(ii)	an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders; or

(iii)

the rating agency condition is satisfied with respect to such amendment and Stellantis Financial Services, the depositor, the servicer or the administrator, as applicable, notifies the indenture trustee in writing that the rating agency condition is satisfied with respect to such amendment.

Any amendment to the transaction documents (excluding the indenture) also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the aggregate outstanding principal amount of the notes then outstanding. The transaction documents may also be amended without the consent of the noteholders for the purpose of conforming the terms of the transaction documents to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, in an offering memorandum with respect to the certificate.

Notwithstanding anything under this heading or in any other transaction document to the contrary, the exchange note supplement may be amended by the servicer, without the consent of the issuing entity, the initial beneficiary, the collateral agent administrative agent, the indenture trustee, SFS Lien Agent, the origination trust, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the exchange note supplement or any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the servicer has delivered notice of such amendment to the indenture trustee and the Hired Agencies on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the SFS Lien Agent’s, the owner trustee’s or the indenture trustee’s rights, indemnities or obligations without the SFS Lien Agent’s, the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the exchange note supplement may be retroactive (including retroactive to the Benchmark Replacement Date) and the exchange note supplement may be amended or supplemented more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes. The servicer will notify the indenture trustee of any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes and provide any amendment or other instrument effecting such change to the indenture trustee.

Exchange Note Defaults; Rights on Default

Each of the following events will be an “exchange note default”:

•	bankruptcy or dissolution of the origination trust;

•	failure to pay interest due on the exchange note within five business days after the due date;

•	failure to pay the principal amount of the exchange note in full by its final scheduled payment date;

•

failure by the origination trust to observe or perform in any material respect any material covenant or agreement made in the collateral agency and security agreement or the exchange note supplement, which failure materially and adversely affects the rights of the issuing entity, as holder of the exchange note, and is not corrected for a period of 90 days after notice was given to the origination trust; and

•

any representation of the origination trust made in the collateral agency and security agreement or the exchange note supplement was untrue in any material respect when made which materially and adversely affects the issuing entity, as holder of the exchange note, and is not corrected for a period of 90 days after notice was given to the origination trust.

If an exchange note default occurs and is continuing, the indenture trustee, acting at the direction of a majority of the controlling class, will accelerate the exchange note and declare the exchange note to be immediately due and payable. Under some circumstances, the indenture trustee, acting at the direction of a majority of the controlling class, may rescind this declaration.

If the exchange note is accelerated and declared due and payable following an exchange note default, the collateral agent, acting at the direction of a majority of the controlling class, will, in accordance with such direction, (1) file a lawsuit for the collection of the exchange note and enforce any judgment, (2) begin foreclosure proceedings on the leases and leased vehicles in the reference pool and/or (3) exercise any other remedies of a secured party. If the reference pool is liquidated following an acceleration of the exchange note, the amount of principal paid on the exchange note on the next payment date will increase, which will increase the amount of principal that is payable on the notes on that payment date.

DESCRIPTION OF THE NOTES

The issuing entity will issue the notes under an indenture between the issuing entity and the indenture trustee.

General

The notes will be issued pursuant to the terms of the indenture to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the indenture with the SEC concurrently with or prior to the time we file the final prospectus with the Securities and Exchange Commission (the “SEC”). Holders of the notes will have the right to receive payments made with respect to the exchange note and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture.

All payments required to be made on the notes will be made monthly on each payment date, which will be the [•] day of each month or, if that day is not a business day, then the next business day beginning on the payment date in [    ] 20[ ].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

The initial principal amount, interest rate and final scheduled payment date for each class of notes offered hereby are set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “Description of the Notes—Priority of Payments” in this prospectus.

Payments of Interest

General. Interest will accrue on the notes at the per annum interest rate for each class stated on the cover of this prospectus and will be due and payable to the noteholders on each payment date. Interest on the Class A-1 notes [and Class A-2-B notes] will accrue on an “actual/360” basis from and including the prior payment date (or from and including the closing date, in the case of the first payment date) to but excluding the following payment date. Interest on all other classes of notes will accrue on a “30/360” basis from and including the [•] day of the prior month (or, with respect to the first payment date, from and including the closing date) to but excluding the [•] day of the current month.

All interest due but not paid on a payment date will be due on the next payment date, together with interest on the unpaid amount at the applicable interest rate. Failure to pay interest that is due on the notes of the controlling class that continues for five days after the payment date will be an event of default. Failure to pay interest that is due on any class of notes that is not part of the controlling class will not be an event of default.

The issuing entity will pay interest on the notes on each payment date from available funds on that payment date. Interest will not be paid on any subordinated class of notes until interest due on more senior classes of notes is paid in full.

If available funds are insufficient to pay all interest due on any class of notes on a payment date, each holder of that class of notes will receive its pro rata share of the funds that are available. [Any priority principal payments on the Class A notes will be made before the payment of interest due on the Class B and Class C notes. Any priority principal payments on the Class B notes will be made before the payment of interest due on the Class C notes.]

For more details about the priority of payments made from available funds on each payment date, including priority payments of principal of senior classes of notes, you should read “—Priority of Payments” below.

If the notes are accelerated after an event of default, interest due on the subordinated classes of notes will not be paid until both interest on and principal of more senior classes of notes are paid in full. For instance, interest due on the Class B notes will not be paid until interest on and principal of the Class A notes are paid in full.

For more details about the payment priorities after an acceleration of the notes, you should read “—Post-Acceleration Priority of Payments” below.

[Calculation of Floating Rate Interest

Interest on the floating rate notes will be calculated based on the SOFR Rate plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of the SOFR Rate and such spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be deemed to be 0.00%.

The “SOFR Rate” will be obtained by the indenture trustee, in its role as calculation agent (in such capacity, the “calculation agent”) for each interest period on the second U.S. Government Securities Business Day before the first day of such interest period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time Compounded SOFR is published on the FRBNY’s Website (the “SOFR Determination Time”) (or, if the Benchmark is not the SOFR Rate, the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, will mean, with respect to the Class A-2-B notes as of any SOFR Adjustment Date, a rate equal to Compounded SOFR; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

“Compounded SOFR” with respect to any U.S. Government Securities Business Day, means:

(1)	the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2)

if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.

“FRBNY’s Website” means the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the Class A-2-B notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Class A-2-B notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator will deliver written notice to each Hired Agency and to the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related interest period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

In connection with the implementation of a Benchmark Replacement, the administrator will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of any other person (including any noteholder). The holders of the Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the transaction documents, none of the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

None of the indenture trustee, the owner trustee, the paying agent or the calculation agent will be under any obligation to (i) monitor, determine or verify the unavailability or cessation of SOFR, the Benchmark or Benchmark Replacement, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any event giving rise to the replacement of the SOFR Rate or a Benchmark Replacement (each of which will be determined by the administrator), (ii) select, identify or designate any Benchmark Replacement, or other successor or replacement benchmark index, any Benchmark Replacement Date, any Benchmark Transition Event, or whether any conditions to the designation of such a rate have been satisfied, (iii) select, identify or designate any Benchmark Replacement Adjustment, Unadjusted Benchmark Replacement or other modifier to any replacement or successor index, or (iv) determine whether or what SOFR Adjustment Conforming Changes, Benchmark Replacement Conforming Changes or other amendments are necessary or advisable, if any, in connection with any of the foregoing.

None of the indenture trustee, the owner trustee, the paying agent or the calculation agent will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the Indenture or any other transaction document as a result of the unavailability of SOFR Rate or Benchmark and absence of the designation of a Benchmark Replacement, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the administrator, in providing any direction, instruction, notice or information required or contemplated by the terms of the indenture and reasonably required for the performance of such duties.]

Payments of Principal

The issuing entity will pay principal of the notes on each payment date in the amounts described below. Principal will be paid sequentially to each class of notes in order of seniority, starting with the Class A-1 notes. [If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

The issuing entity will not pay principal of any class of notes until the principal amounts of more senior classes are paid in full. Stellantis Financial Services expects the principal amount of each class of notes to be repaid by that class’s final scheduled payment date. If the principal amount of any class of notes is not paid in full by its final scheduled payment date, an event of default will occur and the principal amount of all classes of notes may be declared immediately due and payable.

The notes benefit from the application of available funds remaining after payment of the senior fees and expenses of the issuing entity, interest due on the notes and any required deposits in the reserve account, including the portion of the remaining payments that is excess spread. After those amounts are paid, the issuing entity will apply any remaining available funds to pay principal of the notes, in order of priority, until the targeted overcollateralization amount is reached before any funds will be distributed to the holder of the certificate.

After the targeted overcollateralization amount is reached, the issuing entity will pay principal of the notes on each payment date generally in an amount equal to the excess of (a) the aggregate principal amount of the notes as of the close of business on the prior payment date (or aggregate initial principal amount of the notes, with respect to the first payment date) over (b) the excess of the total securitization value as of the end of the related collection period minus the targeted overcollateralization amount. In other words, principal will be paid on the notes on each payment date in an amount equal to the decrease in the total securitization value for the prior month, unless the actual amount of overcollateralization differs from the targeted overcollateralization amount.

Unless a priority principal payment is required, the issuing entity will pay principal of the notes on each payment date only after all interest due on the notes is paid in full and any required deposit in the reserve account is made. Priority principal payments are required when the total securitization value is less than the principal amount of the applicable class or classes of notes. Priority principal payments are also required for the classes of notes if they are not paid in full before their respective final scheduled payment date. These priority principal payments will be paid to more senior classes of notes before payments of interest on subordinated classes of notes. The “priority principal payments” for a payment date are:

•

a “first priority principal payment” payable to the Class A noteholders, equal to the excess of the aggregate principal amount of the Class A notes on the prior payment date (after giving effect to payments on that date) over the total securitization value as of the end of the related collection period, except that on and after the final scheduled payment date for a class of Class A notes, this amount will equal the principal amount of that class of Class A notes until paid in full (for the avoidance of doubt, if the relevant payment date is on or after the final scheduled payment date for multiple classes of Class A notes, such amount will be the aggregate principal amount for all such classes of Class A notes); and

•

a “second priority principal payment” payable to the Class A and Class B noteholders, equal to (a) the excess of the aggregate principal amount of the Class A and Class B notes on the prior payment date (after giving effect to payments on that date) over the total securitization value as of the end of the related collection period, minus (b) the amount of any first priority principal payment, except that on and after the final scheduled payment date for the Class B notes, this amount will equal the principal amount of the Class B notes until paid in full.

The issuing entity will pay the regular principal payment to the notes after all interest due on the notes, any required priority principal payments are paid in full and any required deposit in the reserve account is made. The regular principal payment pays principal to the notes if required to reach the targeted overcollateralization amount before any funds are distributed to the holder of the certificate. The “regular principal payment” for a payment date is equal to:

•

the excess of the aggregate principal amount of the notes as of the close of business on the prior payment date (or aggregate initial principal amount of the notes, with respect to the first payment date) over an amount equal to the total securitization value as of the end of the related collection period minus the targeted overcollateralization amount for the current payment date; minus

•	the sum of any first priority principal payment and second priority principal payment made on that payment date;

except that on and after the final scheduled payment date for the [Class C notes], the regular principal payment will equal the principal amount of the [Class C notes] until paid in full.

The amount of the regular principal payment will be limited by the remaining available funds after more senior payments are made.

Priority of Payments

On each payment date, the servicer will direct the indenture trustee to use available funds for the related collection period to make payments and deposits in the order of priority listed below and, unless indicated below, pro rata based on the amounts due. This priority will apply unless the notes are accelerated after an event of default:

(1)

to the servicer, as administrator, all unpaid administration fees [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(2)

pro rata, to the indenture trustee, the owner trustee and the asset representations reviewer, the fees, expenses and indemnities due and owing to such party under the transaction documents, which have not been previously paid, provided, that such accrued and unpaid expenses and indemnities payable (A) to the indenture trustee pursuant to this clause (2) may not exceed $[•] per annum, (B) to the owner trustee pursuant to this clause (2) may not exceed $[•] per annum and (C) to the asset representations reviewer pursuant to this clause (2) may not exceed $[•] per annum; provided further that if the accrued and unpaid expenses and indemnities payable to each of the indenture trustee, the owner trustee or the asset representations reviewer exceeds such cap, such party will receive any unused amount of the other parties’ cap up to an amount not to exceed, in the aggregate, $[•] per annum, payable on the last payment date of the related calendar year,

(3)

to the Class A noteholders, interest due on the Class A notes, provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the Class A notes, the amount will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing,

(4)	to the Class A noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the first priority principal payment, if any;

(5)	[to the Class B noteholders, interest due on the Class B notes;]

(6)	to the Class A [and Class B noteholders], sequentially by class, in each case until paid in full, principal in an amount equal to the second priority principal payment, if any;

(7)	[to the Class C noteholders, interest due on the Class C notes;]

(8)

to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes;

(9)	to the noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the regular principal payment;

(10)	to the indenture trustee, the owner trustee and the asset representations reviewer, all fees, expenses and indemnities due but not paid under item (2); and

(11)	to the holder of the certificate of the issuing entity, all remaining available funds.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

To the extent not previously paid, the outstanding principal amount of a class of notes will be payable in full on the applicable payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [•] 20[•] payment date;

•	for the Class A-2[-A] notes [and the Class A-2-B notes], the [•] 20[•] payment date;

•	for the Class A-3 notes, the [•] 20[•] payment date;

•	for the Class A-4 notes, the [•] 20[•] payment date;

•	[for the Class B notes, the [•] 20[•] payment date; and]

•	[for the Class C notes, the [•] 20[•] payment date.]

This diagram shows how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless the notes are accelerated after an event of default.

Post-Acceleration Priority of Payments

If the notes are accelerated after an event of default, on each payment date, the servicer will direct the indenture trustee to use the amounts in the collection account for the related collection period and the reserve account to make payments in the order of priority listed below and, unless indicated below, pro rata based on the amounts due:

(1)	to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including all outstanding fees, expenses and indemnities, in each case, without regard to any cap;

(2)

to the servicer, as administrator, all unpaid administration fees [except that available funds from the risk retention reserve account will not be used for this purpose as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer];

(3)

to the Class A noteholders, interest due on the Class A notes, provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the Class A notes, the amount will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

(4)	to the Class A-1 noteholders, principal of the Class A-1 notes until paid in full;

(5)	to the Class A-2[-A] [and Class A-2-B noteholders, ratably], principal of the Class A-2 notes until paid in full;

(6)	to the Class A-3 noteholders, principal of the Class A-3 notes until paid in full;

(7)	to the Class A-4 noteholders, principal of the Class A-4 notes until paid in full;

(8)	to the Class B noteholders, interest due on the Class B notes;

(9)	to the Class B noteholders, principal of the Class B notes until paid in full;

(10)	[to the Class C noteholders, interest due on the Class C notes;]

(11)	[to the Class C noteholders, principal of the Class C notes until paid in full; and]

(12)	to the holder of the certificate of the issuing entity, any remaining amounts.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

For more details about events of default and your rights after an event of default, you should read “—Events of Default and Acceleration” below.

Events of Default and Acceleration

Each of the following will be an “event of default” under the indenture:

•	the issuing entity fails to pay interest due on the notes of the controlling class within five business days after any payment date;

•	the issuing entity fails to pay the principal amount of any class of notes in full by its final scheduled payment date;

•

the issuing entity fails to observe in any material respect a material covenant or agreement of the issuing entity in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in the indenture specifically dealt with) or a representation or warranty of the issuing entity made in the indenture is incorrect in any material respect when made and, in each case, which failure materially and adversely affects the interests of the noteholders, and such failure continues for at least ninety (90) days after the issuing entity receives notice from the indenture trustee or the issuing entity and the indenture trustee receive notice from the noteholders of at least a majority of the principal amount of the notes stating the failure or error, requiring it to be corrected and stating that the notice is a “notice of default”; and

•	a bankruptcy or dissolution of the issuing entity;

provided, however, that a delay in or failure of performance referred to under the first, second and third bullet points set forth above for a period of one hundred twenty (120) days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

If a responsible person of the issuing entity knows of an event that with notice or the lapse of time, or both, would become an event of default of the type described in the third item above, it must notify the indenture trustee within five business days. Except in limited circumstances, if a responsible person of the indenture trustee knows of an event that with notice or the lapse of time, or both, would become an event of default, it must notify the noteholders within 90 days.

The issuing entity must notify the indenture trustee, the servicer and the rating agencies no more than five business days after a responsible person of the issuing entity knows of an event of default. If a responsible person of the indenture trustee knows of an event of default, it must notify all noteholders within five business days.

A majority of the controlling class may waive any event of default and its consequences except an event of default (a) in the payment of principal of or interest on any of the notes (other than an event of default relating to failure to pay principal due only because of the acceleration of the notes) or (b) relating to a covenant or term of the indenture that cannot be amended, supplemented or modified without the consent of all noteholders.

Acceleration of the Notes. If an event of default occurs, other than because of a bankruptcy or dissolution of the issuing entity, the indenture trustee may, and at the direction of a majority of the controlling class, will accelerate the notes and declare the notes to be immediately due and payable. If an event of default occurs because of bankruptcy or dissolution of the issuing entity, the notes will be accelerated automatically.

A majority of the controlling class may rescind a declaration of acceleration if:

•	notice of the rescission is given before a judgment for payment of the amount due is obtained by the indenture trustee;

•

the issuing entity deposited with the indenture trustee an amount sufficient to pay the interest and principal due on the notes (other than amounts due only because of the acceleration of the notes) and other outstanding fees and expenses of the issuing entity; and

•	all events of default (other than the nonpayment of amounts due only because of the acceleration of the notes) are corrected or waived by a majority of the controlling class.

Remedies After Acceleration. If the notes have been accelerated and the acceleration has not been rescinded, the indenture trustee may, and at the direction of a majority of the controlling class, will:

•	start a legal proceeding for the collection of the notes and enforce any judgment obtained;

•	start foreclosure proceedings on the exchange note;

•	sell or liquidate all or any part of the exchange note at one or more public or private sales;

•	exercise any remedies of a secured party under the UCC; and

•	take any other action to protect and enforce the rights and remedies of the indenture trustee and the noteholders.

However, the indenture trustee is only permitted to sell the exchange note if the following conditions are met, depending on which event of default has occurred:

•

If an event of default occurs because of the late payment of interest on or principal of any note, the indenture trustee may sell the exchange note without obtaining the consent of the noteholders or may elect to have the issuing entity maintain possession of the exchange note and apply collections as they are received, except that the indenture trustee will sell the exchange note if directed by a majority of the controlling class;

•	If an event of default occurs because of the bankruptcy or dissolution of the issuing entity, the indenture trustee may not sell the exchange note unless:

•	all of the noteholders of the controlling class consent to the sale;

•	the proceeds of the sale are expected to be sufficient to pay all amounts owed by the issuing entity, including payments on the notes; or

•

the indenture trustee determines that the assets of the issuing entity would not be sufficient on an ongoing basis to pay all amounts owed by the issuing entity, including payments on the notes as those payments would have become due if the obligations had not been accelerated, and the indenture trustee obtains the consent of 66-2/3% of the principal amount of the controlling class; and

•	If an event of default occurs because of a breach of a representation or covenant of the issuing entity, the indenture trustee may not sell the exchange note unless:

•	all of the noteholders consent to the sale; or

•	the proceeds of the sale are expected to be sufficient to pay all amounts owed by the issuing entity, including payments on the notes.

The indenture trustee will notify the noteholders at least 15 days before any sale of the exchange note. Any noteholder, the depositor and the servicer may submit a bid to purchase the exchange note at a sale proceeding.

Payments After Sales of Exchange Note. After an acceleration of the notes and any sale of the exchange note, any amounts collected by the indenture trustee will be paid according to the “post-acceleration” priority of payments described in “ —Post-Acceleration Priority of Payments” above.

Standard of Care of the Indenture Trustee After an Event of Default. If an event of default occurred and is continuing, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. A majority of the controlling class generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee after an event of default and acceleration of the notes.

Limitation on Legal Proceedings. No noteholder will have the right to start any legal proceeding for any remedy under the indenture (including those described in “—Remedies After Acceleration” above) unless:

•	the noteholder notified the indenture trustee of a continuing event of default;

•	noteholders of at least 25% of the aggregate principal amount of the notes requested the indenture trustee to start the legal proceeding;

•	the requesting noteholders offered reasonable indemnity satisfactory to the indenture trustee against any liabilities that the indenture trustee may incur in complying with the request;

•	the indenture trustee failed to start the legal proceeding within 60 days after its receipt of the notice, request and offer of indemnity; and

•	noteholders of a majority of the aggregate principal amount of the notes has not given the indenture trustee any inconsistent direction during the 60-day period.

A noteholder, however, has the right to start a proceeding at any time to enforce its right to receive principal and interest due to it under its note. Further, in connection with any action as to which noteholders are entitled to vote or consent under the indenture and the notes, the issuing entity may set a record date for purposes of determining the identity of noteholders entitled to vote or consent in accordance with Section 316(c) of the Trust Indenture Act.

The indenture trustee will agree not to start or pursue a bankruptcy proceeding against the issuing entity, and by purchasing a note, each of the noteholders will be deemed to have agreed not to start or pursue a bankruptcy proceeding against the issuing entity.

Optional Redemption or “Clean Up Call” Option

The servicer will have a “clean up call” option to purchase the exchange note from the issuing entity on any payment date if the aggregate principal amount of the notes on that payment date will be [•]% or less of the aggregate initial principal amount of the notes. The servicer will notify the indenture trustee, the owner trustee and the rating agencies at least ten days before the payment date on which the option will be exercised. The servicer will exercise the option by depositing the purchase price for the exchange note in the collection account on the business day before the payment date on which the option will be exercised (or, with the satisfaction of the rating agency condition, on that payment date), and the issuing entity will transfer the exchange note to the servicer. The indenture trustee will notify the noteholders of the redemption and provide instructions for surrender of the notes for final payment of principal of and interest on the notes. The servicer may exercise its clean up call option only if the purchase price for the exchange note plus the collections in the collection account in the final collection period will be sufficient to pay in full the notes and all fees, expenses and indemnities owed by the issuing entity pursuant to the transaction documents without regard to any cap. The purchase price payable by the servicer for the exchange note will be the outstanding note balance of the exchange note plus any accrued and unpaid interest minus the exchange note available funds in the collection account for the related collection period. On the servicer’s exercise of its clean up call option, the notes will be redeemed and paid in full. It is expected that at the time this clean up call option becomes available to the servicer, the [Class [•] notes] will be outstanding.

Satisfaction and Discharge of Indenture

The indenture will not be discharged until:

•	the indenture trustee has received all notes for cancellation or, with some limitations, funds sufficient to pay all notes in full;

•	the issuing entity has paid all other amounts payable by it under the transaction documents; and

•	the issuing entity has delivered an officer’s certificate and a legal opinion each stating that all conditions to the satisfaction and discharge of the indenture have been satisfied.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Amendments to Indenture

The issuing entity and the indenture trustee, when directed by an issuing entity order, may enter into supplemental indentures, without obtaining the consent of the noteholders, for the purpose of, among other things, adding any provisions to, or changing in any manner or eliminating any of, the provisions of the indenture or for the purpose of modifying in any manner the rights of the noteholders under the indenture; provided that either (x) the rating agency condition has been satisfied with respect to such supplemental indenture, or (y) the supplemental indenture will not, as evidenced by an officer’s certificate or an opinion of counsel delivered to the indenture trustee, materially and adversely affect the interests of the noteholders.

In addition, without obtaining the consent of the noteholders or any other person, the issuing entity and the indenture trustee (when so directed by an issuing entity order), may also enter into one or more indentures supplemental hereto for the purpose of conforming the terms of the indenture to the description thereof in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to the certificates.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may, with prior notice to the Hired Agencies and with the consent of the noteholders of not less than a majority of the aggregate outstanding principal amount of the controlling class, enter into a supplemental indenture for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying in any manner the rights of the noteholders under the indenture; provided, that no such supplemental indenture will without the consent of the holder of each outstanding note affected thereby:

•

change the final scheduled payment date of any note or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto, or change any place of payment where, or the coin or currency in which, any note or the interest thereon is payable;

•

impair the right to institute suit for the enforcement of the provisions of the indenture requiring the application of funds available therefor, as provided in the indenture, to the payment of any amount due on the notes on or after the respective due dates thereof (or, in the case of redemption, on or after the redemption date);

•

reduce the percentage of the aggregate principal amount of the outstanding notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences provided for in the indenture;

•	modify or alter the provisions of the indenture regarding the voting of notes held by the issuing entity, the depositor, the servicer or their affiliates;

•

reduce the percentage of the aggregate outstanding principal amount of the outstanding notes required to direct the indenture trustee to sell or liquidate the assets of the issuing entity after an event of default has occurred and is continuing if the proceeds of such sale would be insufficient to pay the aggregate outstanding principal amount of the notes plus accrued but unpaid interest on the outstanding notes;

•

modify any provision of the section of the indenture described in this paragraph in any respect materially adverse to the interests of the noteholders except to increase any percentage specified herein or to provide that certain additional provisions of the indenture or the transaction documents cannot be modified or waived without the consent of the holder of each outstanding note affected thereby;

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the assets of the issuing entity or, except as otherwise permitted or contemplated in the indenture or in the transaction documents, terminate the lien of the indenture on any property at any time or deprive any noteholder of the security provided by the lien of the indenture; or

•	impair the right to institute suit for the enforcement of payment as provided in the indenture.

No supplemental indenture will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee without the prior written consent of the indenture trustee.

[Notwithstanding anything under this heading or in any other transaction document to the contrary, the indenture may be amended by the administrator, on behalf of the issuing entity, without the consent of the indenture trustee, the issuing entity, the calculation agent, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to the Hired Agencies on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the owner trustee’s, the calculation agent’s or the indenture trustee’s rights, indemnities or obligations without the owner trustee’s, the calculation agent’s or the indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment or supplement to the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the indenture may be amended or supplemented more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

Book-Entry Registration

Each class of notes offered by this prospectus will be available only in book-entry form except in the limited circumstances described under “Description of the Notes—Definitive Notes” in this prospectus. All notes will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC or Clearstream Banking Luxembourg S.A. (“Clearstream”), which will hold positions on behalf of their customers or participants either directly or indirectly through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC and Clearstream for clearing, settlement and withholding tax procedures applicable to their purchase of the notes. See “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Because the notes are in book-entry form, your rights can only be exercised indirectly”.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository with respect to the notes, and the indenture trustee or the administrator, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after an event of default, beneficial owners representing in the aggregate at least a majority of the aggregate outstanding principal amount of the notes then outstanding [voting together as a single class], advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture or the trust agreement. Payments or distributions on each payment date and on the final scheduled payment date will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made via DTC to the extent applicable, and in the event notes are not held through DTC, by wire transfer or by other means to the extent provided in this prospectus. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the issuing entity or indenture trustee, or at the offices of a registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee or registrar for the notes may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth above, or if the indenture trustee is not the registrar for the notes, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within five days after receipt by the issuing entity of a written request from the indenture trustee for that list.

Noteholder Communication

The owner of a beneficial interest in a note or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). So long as the issuing entity is filing monthly distribution reports on Form 10-D under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), the issuing entity will include in each such Form 10-D disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. Stellantis Financial Services and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Neither the trust agreement nor the indenture will provide for the holding of annual or other meetings of noteholders.

Delivery of Notes

The offered notes will be issued in the minimum denomination of $[ ] and in integral multiples of $[1,000] in excess thereof (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000) on or about the closing date in book-entry form through the facilities of DTC and Clearstream against payment in immediately available funds.

Computing Outstanding Principal Amount

The monthly investor report will include a note factor for each class of notes that can be used to compute the outstanding principal amount of that class of notes each month. The note factor for each class of notes is a seven-digit decimal indicating the remaining outstanding principal amount of that class of notes as of the applicable payment date as a percentage of its original principal amount, after giving effect to payments to be made on the payment date.

The note factors for each class of notes will initially be 1.0000000 and will decline as the outstanding principal amount of the class declines. For each note, the portion of the outstanding principal amount of that class of notes can be determined by multiplying the original denomination of that note by the note factor for that class of notes.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite outstanding principal amount of the notes have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates. In determining whether the indenture trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes provides written notice to the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates.

CREDIT ENHANCEMENT

This securitization transaction is structured to provide credit enhancement that increases the likelihood that the issuing entity will make timely payments of interest on and principal of the notes and decreases the likelihood that losses on the leases and leased vehicles in the reference pool will impair the issuing entity’s ability to do so. The amount of credit enhancement will be limited and it is not certain it will be sufficient in all circumstances. The noteholders will have no recourse to the sponsor, the depositor, the servicer, the indenture trustee or the owner trustee as a source of payment.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Reserve Account

The servicer will establish the reserve account with, and in the name of, the indenture trustee, for the benefit of the noteholders. On the closing date, the depositor will deposit, or cause to be deposited, an amount equal to at least [•]% of the initial total securitization value in the reserve account from the net proceeds of the sale of the notes. The exact amount on deposit in the reserve account will be determined by the depositor prior to the closing date.

If, on a payment date, available funds (excluding reserve account amounts) are insufficient to pay the senior fees and expenses of the issuing entity, interest and any priority principal payments on the notes, the indenture trustee at the direction of the servicer will use amounts in the reserve account to cover the shortfall. Similarly, if any class of notes would not be paid in full on its final scheduled payment date from exchange note available funds (excluding reserve account amounts), the indenture trustee at the direction of the servicer will use amounts in the reserve account to pay those notes in full.

If amounts in the reserve account are used on a payment date other than the final scheduled payment date for the Class C notes, amounts will be deposited in the reserve account from (1) collections on the reference pool after making all more senior payments due on the exchange note on that payment date and (2) amounts paid to the issuing entity on the exchange note after making more senior ranking payments on that payment date, in each case, until the reserve account is replenished to its initial level.

On payment of the notes in full, the indenture trustee will distribute any amounts remaining in the reserve account to the depositor. Net investment earnings on amounts in the reserve account will be paid to the servicer on each payment date, as described in “Servicing—Transaction Bank Accounts” and will not be available to satisfy amounts due on the exchange note.

For information about how amounts in the reserve account may be invested, you should read “Servicing—Transaction Bank Accounts” in this prospectus.

[Risk Retention Reserve Account

On or prior to the closing date an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account, will be established and fully funded on the closing date in an amount equal to $[ ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

For information about how amounts in the risk retention reserve account may be invested, you should read “Servicing—Transaction Bank Accounts” in this prospectus.]

Subordination

This securitization transaction is structured so that the issuing entity will pay interest on the Class A notes and then will pay interest sequentially on the remaining classes of notes in order of seniority.

The issuing entity will pay principal sequentially, starting with the Class A-1 notes, and will not pay principal of any class of notes until the principal amounts of more senior classes of notes are paid in full. In addition, if a priority principal payment is required on a payment date, the issuing entity will pay the priority principal payment to the most senior class of notes outstanding before the payment of interest on any subordinated class of notes on that payment date.

[If the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, such classes will be treated as a single class for the purpose of principal payments.]

If the notes are accelerated after an event of default, the priority of payments will change and the issuing entity will pay interest and principal sequentially by class, starting with the Class A notes (paying interest on the Class A notes, pro rata, then the principal of the Class A-1 notes until paid in full, then the principal of the Class A-2[-A] notes [and the Class A-2-B notes, ratably,] until paid in full, then the principal of the Class A-3 notes until paid in full, and then the principal of the Class A-4 notes until paid in full), and will not pay interest on or principal of the [Class B and Class C] notes until all more senior classes of notes are paid in full. These subordination features provide credit enhancement to more senior classes of notes, with the Class A-1 notes benefiting the most.

Overcollateralization

Overcollateralization is the amount by which the total securitization value exceeds the aggregate principal amount of the notes. It is composed of (i) the excess of the total securitization value over the balance of the exchange note and (ii) the excess of the balance of the exchange note over the aggregate principal amount of the notes. Overcollateralization means there will be additional leases and leased vehicles generating collections that will be available to offset losses on the reference pool. The initial amount of overcollateralization for the notes on the closing date will be approximately [•]% of the initial total securitization value.

This securitization transaction is structured to use all available funds remaining after payments of the senior fees and expenses of the issuing entity, interest due on the notes, any priority principal payments and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to pay principal of the notes until the targeted overcollateralization amount is reached.

The “targeted overcollateralization amount” for the notes will be an amount equal to [•]% of the initial total securitization value and remain at this level for each following payment date.

To increase the amount of overcollateralization on a payment date and reach the targeted overcollateralization amount, the issuing entity must pay principal of the notes in an amount greater than the decline in the total securitization value for the prior month. The use of excess spread to make regular principal payments and priority principal payments is expected to increase overcollateralization as a percentage of each class’s principal amount. The class of notes receiving principal payments will experience the greatest increase in overcollateralization. When the actual amount of overcollateralization is less than the targeted overcollateralization amount, principal will be paid to the noteholders from available funds until the targeted overcollateralization amount is reached.

[Excess Spread

Excess spread on the exchange note for a payment date will be the amount by which the collections on the reference pool during the collection period exceed the sum of the reduction in the total securitization value for that month plus the servicing fee, reimbursements of any outstanding servicer advances, senior fees and expenses of the origination trust, and interest due on the exchange note for that payment date and any required deposit in the reserve account. Excess spread on the notes for any payment date will be the amount by which interest paid to the issuing entity as holder of the exchange note exceeds the sum of the administration fee, the indenture trustee and owner trustee fees and expenses, the interest payments due on the notes for that payment date and any required deposit in the reserve account. Any excess spread on the exchange note will be available to pay principal of the exchange note or to cover any shortfall in payments on the notes. Any excess spread for the notes will be available to pay principal of the notes. In general, excess spread provides a source of funds to offset any losses on the reference pool and to reduce the likelihood of losses on the notes.]

MATURITY AND PREPAYMENT CONSIDERATIONS

General

The final scheduled payment date for each class of notes is listed on the cover of this prospectus. Stellantis Financial Services expects that the final payment of each class of notes will occur before its final scheduled payment date. The final payment of any class of notes could occur significantly earlier (or could occur later) than that class’s final scheduled payment date because the rate of principal payments on each class of notes depends primarily on the rate of payment by the lessees on the leases in the reference pool and the rate at which returned or repossessed leased vehicles in the reference pool are sold.

The weighted average life of each note is uncertain because it generally will be determined by the rate at which principal payments on the exchange note are made, which will be determined based on, among other things, the rate at which the leases in the reference pool are paid and the rate at which returned or repossessed leased vehicles in the reference pool are sold, which is referred to in this section as a prepayment. “Prepayments” on the leases will occur in the following circumstances:

•	Prepayments—proceeds may be received on the sale of leased vehicles because lessees may return or purchase their leased vehicles at any time after paying the money due under their leases;

•

Defaults—proceeds may be received on the sale of a leased vehicle following a default by the lessee, including rebates on cancelled service contracts, insurance and similar products financed over the term of the lease;

•

Early termination and pull-ahead programs—proceeds may be received on the sale of leased vehicles returned by lessees electing to exercise an early termination right under the related lease or participating in pull-ahead programs sponsored by Stellantis;

•	Insurance proceeds—proceeds may be received from claims on any insurance policies covering the lessees, the leases or the leased vehicles;

•

Reallocation of leases and leased vehicles by Stellantis Financial Services—Stellantis Financial Services may be required to reallocate ineligible and other leases and leased vehicles from the reference pool as described in “Reference Pool—Obligation to Reallocate Ineligible Leases and Leased Vehicles;”

•

Reallocation of leases and leased vehicle by the servicer—the servicer may be required to reallocate leases and leased vehicles from the reference pool if the servicer makes certain modifications to the leases as described in “Servicing—Servicer Modifications and Obligation to Reallocate Leases and Leased Vehicles;”

•	Exchange note acceleration—proceeds may be received on the liquidation of the reference pool following an exchange note default under the exchange note supplement; and

•

Clean up call option—the servicer will have the option to purchase the exchange note from the issuing entity on any payment date if the aggregate principal amount of the notes on that payment date will be 10% or less of the aggregate initial principal amount of the notes.

In Stellantis Financial Services’ experience, prepayments on its leases occur primarily when lessees decide to purchase or lease new vehicles, lessees participate in Stellantis Financial Services-sponsored early termination programs, defaulted contracts are liquidated or insurance proceeds are received after a leased vehicle is determined to be a total loss. Unlike some other asset classes, such as residential mortgage loans, leases for cars, light trucks and utility vehicles historically have not experienced significant voluntary prepayments as interest rates decline.

Any reinvestment risk resulting from a faster or slower rate of prepayment of leases will be borne entirely by the noteholders. For more information about reinvestment risk, you should read “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—The timing of principal payments on your notes is uncertain” in this prospectus.

Weighted Average Life of the Notes

Prepayments on the leases can be measured against a prepayment standard or model. This securitization transaction uses the Absolute Prepayment Model commonly referred to as “ABS”, which uses an assumed rate of prepayment each month relative to the original number of leases in a pool. For example, in a pool of leases originally containing 10,000 leases, a 1% ABS rate means that 100 leases prepay in full each month. ABS assumes that the leases that prepay in any period have the same characteristics as the leases remaining in the pool. ABS is not a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets.

The ABS tables below were prepared based on the reference pool having the characteristics in the “Payment Schedule of Leases” table in Appendix B, which shows the decline in securitization value and the payments received each month on the leases in the reference pool assuming (1) each base monthly payment is made as scheduled with no prepayments, delays or defaults and (2) each leased vehicle is returned and sold for an amount equal to its base residual value in the month in which the final base monthly payment is due.

Stellantis Financial Services developed the “base prepayment assumptions” described below for the leases in the reference pool based on the historical performance of Stellantis Financial Services’ lease portfolio:

•

[the leases in the reference pool described in this prospectus will prepay at 100% of the following curve: (1) in month [•], prepayments will occur at [•]% ABS and increase by [•]% ABS each month until reaching [•]% ABS in month [•]; (2) in month [•], prepayments increase by [•]% ABS each month until reaching [•]% ABS in month [•]; (3) in month [•] through month [•], prepayments remain at [•]% ABS; and (4) in month [•], prepayments decrease to [•]% ABS and remain at that level until each lease in the reference pool has been paid in full;]

•	as of the cutoff date, [•] months have passed since the origination of the leases;

•	payments on the notes are made on the [•] day of each month, whether or not the day is a Business Day, commencing on [•], 20[•];

•	the closing date is [•], 20[•];

•	if a lease prepays in full, an amount equal to the remaining securitization value of the lease is received;

•	unless a lease prepays in full, each base monthly payment is made as scheduled, with no delays, defaults or prepayments;

•	unless otherwise indicated, the servicer does not exercise its clean up call option;

•	unless a lease prepays in full, the related leased vehicle is returned and sold for an amount equal to its base residual value in the month in which the final base monthly payment is due;

•	no lease and leased vehicle is reallocated from the reference pool;

•	no exchange note default occurs under the exchange note supplement;

•	no event of default occurs under the indenture;

•	investment income on amounts on deposit in the transaction bank accounts equals zero;

•	the reserve account is funded on the closing date with an amount equal to $[•];

•	the owner trustee fees, the indenture trustee fees and the asset representations review fees equal $[•] per month in the aggregate;

•	the monthly servicing fee will be an amount equal to 1/12 of [•]% of the total securitization value at the beginning of the related collection period;

•

the monthly administration fee will be an amount equal to 1/12 of [•]% of the aggregate principal amount of the notes as of the close of business on the prior payment date (or aggregate initial principal amount of the notes, with respect to the first payment date);

•

[the Class A-2 notes are issued as Class A-2-A notes and Class A-2-B notes, and the initial principal amount of the notes will equal the amounts set forth on the cover page to this prospectus, which for the Class A-2-A notes is assumed to be $[ ] and for the Class A-2-B notes is assumed to be $[ ]];

•

[the Class A-2-A notes and the Class A-2-B notes constitute a single class having equal rights to payments of principal and interest, which will be made on a pro rata basis based on their respective outstanding principal amounts or interest amounts due, as applicable;]

•	no Benchmark Transition Event occurs; and

•

interest accrues on the notes at the following per annum coupon rates: the Class A-1 notes, [ ]%; the Class A-2[-A] notes, [ ]%; [the Class A-2-B notes, [ ]%;] the Class A-3 notes, [ ]%; the Class A-4 notes, [ ]%; [the Class B notes, [ ]%;] [and the Class C notes, [ ]%;].

The actual characteristics and performance of the reference pool will differ from the assumptions used in the prepayment tables. The ABS tables only give a general sense of how each class of notes may amortize at different assumed prepayment rates with other assumptions held constant. It is unlikely that the leases in the reference pool will prepay based on the base prepayment assumptions. The diverse terms of the leases could produce slower or faster prepayment rates for any payment date, which would result in principal payments occurring earlier or later than indicated in the ABS tables. Any difference between those assumptions and the actual characteristics and performance of the leases, or actual prepayment experience, will affect the weighted average life and period during which principal is paid on each class of notes.

The timing of changes in the SOFR Rate may affect the actual yields on the notes even if the aggregate rate of the SOFR Rate is consistent with your expectations. Prospective investors must make an independent decision as to the appropriate SOFR Rate assumption to be used in deciding whether to purchase a note.

For a description of factors which may affect the rate of principal payments on the notes, you should read “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—The timing of principal payments on your notes is uncertain” and “Risk Factors—Risks related to the issuance of a floating rate class of notes and the uncertainty regarding the SOFR rate could adversely affect the ability of the issuing entity to make payments and the return on your notes” in this prospectus.

The ABS tables show the percent of the initial principal amount of notes that would be outstanding after each payment date based on various percentages of the base prepayment assumptions. For example, the 0% prepayment assumption means that none of the leases will prepay and the 75% prepayment assumption means that the leases will prepay at 75% of the base prepayment assumptions.

Stellantis Financial Services intends to establish the interest rates for the notes based on their weighted average lives determined by applying the base prepayment assumptions.

As used in the ABS Tables, the “weighted average life” of a class of notes is calculated by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the initial principal amount of the note.

The ABS tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the leases that will differ from the actual characteristics and performance of the leases. You should be sure you understand these assumptions when reading the ABS tables.

Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class A-1 Notes

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class A-2[-A] Notes [and Class A-2-B Notes]

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class A-3 Notes

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class A-4 Notes

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

[Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class B Notes]

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

[Percent of Initial Note Principal Amount at Various Prepayment Assumptions

Class C Notes]

Payment Date	0%		50%		75%		100%		125%		150%		175%		200%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

CREDIT RISK RETENTION

Pursuant to Regulation RR, Stellantis Financial Services, as sponsor, is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. Stellantis Financial Services intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] [an “eligible vertical interest”] [and] [an “eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% [of the aggregate fair value], as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date. Pursuant to Regulation RR, the depositor [or any other holder] is required to retain the [“eligible vertical interest”] [or the] [“eligible horizontal residual interest”] and may not transfer (except to Stellantis Financial Services or another majority-owned affiliate of Stellantis Financial Services) such interest until the latest of two years after the closing date, the date the total securitization value is 33% or less of the initial total securitization value, or the date the aggregate principal amount of the notes is 33% or less of the aggregate initial principal amount of the notes. [Stellantis Financial Services, the depositor and their affiliates may not hedge or finance the [“eligible vertical interest”] [and the] [“eligible horizontal residual interest”] during this period except as permitted under applicable law. The depositor may transfer all or any portion of the [“eligible vertical interest”] [and the] [“eligible horizontal residual interest”] to Stellantis Financial Services or another majority-owned affiliate of Stellantis Financial Services on or after the closing date.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The vertical interest retained by the depositor is structured to be an “eligible vertical interest” and will take the form of [at least [ ]% of each class of notes and the certificate issued by the issuing entity, though the depositor may retain more than [ ]% of one or more classes of notes or of the certificate] [a single vertical security, which will have an initial principal amount of $[•] (which equals [•]% of the aggregate principal amount of the notes and certificates) and which will be entitled to receive [•]% of all payments on the notes and the certificates]. The material terms of the notes are described in this prospectus under “Description of the Notes”, and the material terms of the certificate are described in this prospectus under “Transaction Parties—The Issuing Entity”.

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][[__]% of each class of notes and the certificate] and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] Notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in “Description of the Notes—Notes Owned by Transaction Parties”. For a description of the Notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes see “Description of the Notes” and “Credit Enhancement” in this prospectus.

In order to satisfy the requirement to retain an eligible vertical interest on the closing date, the depositor [or its affiliate] will retain [an amount equal to 5% of each class of notes and the certificate][a single vertical security entitling the depositor [or its affiliate] to at least 5% of the principal and interest payable on each class of notes and the certificate (not including such single vertical security).]

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 10-D] filed under the CIK number of the depositor.] The fair value of the retained eligible vertical interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificate on the closing date.]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of the issuing entity’s certificate, Stellantis Financial Services expects the certificate to have an approximate fair value, as of the closing date, of [between $[ ] and] $[ ], which is [between [ ]% and] [ ]% of the fair value, as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date.

The certificate represents a 100% beneficial interest in the issuing entity.

The [expected] fair values or ranges of fair values of the notes and the certificate are summarized below:

Class	Expected Fair Values or Range of Fair Values (in dollars)		Expected Range of Fair Values (as a percentage)
Class A-1 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Class A-2[-A] notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class A-2-B notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]]
Class A-3 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Class A-4 notes	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class B notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
[Class C notes]	$	[ ] [to $[ ]]	[ ]% [to [ ]%]
Certificate	$	[ ] [to $[ ]]	[ ]% [to [ ]%]

Total	$	[ ] [to $[ ]]	100.00%

Stellantis Financial Services and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair values of the notes and the certificate. [The fair value of the notes will be assumed to be equal to the initial principal amount of the notes, or par, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar leases and leased vehicles in Stellantis Financial Services’ managed lease portfolio, including early termination, residual value, net losses and delinquencies based on information for leases and leased vehicles similar to the leases and leased vehicles allocated to the reference pool securing the exchange note sold to the issuing entity on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of each class of notes is [assumed to be] equal to the initial principal amount of that class of the notes, or par[, as adjusted by any discount on the notes set forth on the cover of this prospectus] and interest on each class of notes is assumed to accrue on the notes at the ranges of interest rates set forth in the table below. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Range of Estimated Interest Rates
Class A-1 notes	[ ]% [to [ ]%]
Class A-2[-A] notes	[ ]% [to [ ]%]
[Class A-2-B notes]	[[Benchmark +] [ ]% [to [Benchmark +][ ]%]]
Class A-3 notes	[ ]% [to [ ]%]
Class A-4 notes	[ ]% [to [ ]%]
[Class B notes]	[ ]% [to [ ]%]
[Class C notes]	[ ]% [to [ ]%]

[In each case, these interest rate ranges are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.]

To calculate the fair value of the issuing entity’s certificate, Stellantis Financial Services used an internal valuation model. This model projects future interest and principal payments of the pool of leases and leased vehicles, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to their present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, Stellantis Financial Services made the following assumptions:

•

interest accrues on the notes at the ranges of estimated interest rates described above [and in determining the interest payments on the Class A-2-B notes, the benchmark is assumed to reset consistent with the applicable forward rate curve as of [______], 20[__]];

•

except as otherwise described in this section, principal and interest cash flows for the leases and leased vehicles are calculated using the assumptions as described under “Maturity and Prepayment Considerations—Weighted Average Life of the Notes”;

•	leases prepay at an ABS rate using the base prepayment assumptions as described under “Maturity and Prepayment Considerations—Weighted Average Life of the Notes”;

•	the pool experiences a lifetime cumulative net loss rate of [__]%, as a percentage of the initial total securitization value, and these losses are incurred based on the following default timing curve:

Months 1 – 9:	[	]%
Months 10 – 21:	[	]%
Months 22 – 33:	[	]%

•

recovery rate of [ ]% of the securitization value of defaulted leases as of the date such lease defaulted with a delay between default and charge-off of three months and delay between default and recoveries of three months;

•	certificate cash flows are discounted at [__]%;

•	the servicer will [not] exercise its option to purchase the exchange note [on the earliest payment date it is permitted to do so; and

•	there are no residual value gains or losses realized.

Stellantis Financial Services developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the leases and leased vehicles and more recent originations;

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the leases and leased vehicles and more recent originations, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. Default and recovery rate estimates are included in the cumulative net loss assumption; and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests such as the certificate, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the subordinate nature of the first-loss exposure.

Stellantis Financial Services believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair values of the notes and the certificate were calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology described above was used to determine the expected range of fair values of the eligible horizontal residual interest retained on the closing date by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, Stellantis Financial Services will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences. [These disclosures will be made on [Form 10-D] filed under the CIK number of the issuing entity.]

In addition, the depositor may retain some or all of one or more of the classes of notes.

As described under “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” above, payments to the certificateholder (i.e., the holder of the certificate) on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Description of the Notes—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholder prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. Certain terms of the notes are described in this prospectus under “Description of the Notes”, and certain terms of the certificate are described in this prospectus under “Transaction Parties—Issuing Entity”.

[Risk Retention Reserve Account: On or prior to the closing date, Stellantis Financial Services will cause to be established an account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be fully funded by a deposit of a portion of the proceeds of the sale of the offered notes on the closing date in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee for as long as Stellantis Financial Services or an affiliate of Stellantis Financial Services is the servicer, and may not be used to reimburse servicer advances. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Description of the Notes—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent collections on the leases are insufficient to make such payments. After the closing date, information regarding the risk retention reserve account, including the balance and the amount of any withdrawals therefrom or deposits thereto, will be reported on a monthly basis in the servicer’s monthly statement to noteholders. See “Monthly Reports” in this prospectus.

[Notwithstanding the foregoing, neither Stellantis Financial Services nor any of its affiliates nor any other party undertakes or intends to retain a net economic interest in the transaction for purposes of complying with the credit risk retention requirements or other securitization-related rules of the EU, the UK, Japan or any other non-U.S. jurisdiction, or to take any other action for purposes of complying or enabling investors in the notes to comply with any such requirements.]

SERVICING

The servicer will service the reference pool and this securitization transaction under a servicing supplement to a servicing agreement among Stellantis Financial Services, as servicer, and the origination trust.

Servicing Obligations

Under the servicing agreement and the servicing supplement to the servicing agreement for the reference pool, or the “servicing supplement”, the servicer’s main obligations will be to:

•	collect and apply all payments made on the leases in the reference pool and any other amounts received related to the leases in the reference pool;

•	process returns of leased vehicles in the reference pool and then sell returned leased vehicles;

•	investigate delinquencies;

•	send invoices and respond to inquiries of lessees;

•	pay taxes related to payments on leases or to the leased vehicles in the reference pool;

•	process requests for extensions, modifications and adjustments;

•	administer payoffs, defaults and delinquencies;

•	repossess and then sell leased vehicles;

•	maintain accounts and computer systems for the servicing of the leases in the reference pool;

•	prepare and provide monthly investor reports and instructions to the indenture trustee; and

•	act as custodian with respect to the lease files.

The servicer may delegate or perform its servicing obligations to or through others. No delegation or subcontracting will relieve the servicer of its servicing obligations. The servicer will be responsible for paying the fees of any delegates or subcontractors.

Servicing Fees and Administration Fees

The servicer will earn a monthly servicing fee each payment date for servicing of the reference pool equal to 1/12 of [•]% of the total securitization value at the beginning of the related collection period and the servicer, in its role as administrator, an administration fee equal to 1/12 of [•]% of the aggregate principal amount of the notes as of the close of business on the prior payment date (or aggregate initial principal amount of the notes, with respect to the first payment date). In addition, the servicer will retain any late fees and other administrative fees received from lessees and receive net investment earnings on funds in the transaction bank accounts. The servicer will be reimbursed for (i) fees, fines or other amounts paid by the servicer on behalf of a lessee, (ii) amounts spent by the servicer and charged to the account of the lessee, (iii) amounts paid to third parties for repossession and disposition of leased vehicles, (iv) amounts required to be refunded to a lessee and (v) external costs of collection activities on charged off leases. The servicer may net these fees and expenses from collections deposited in the collection account.

Servicer Modifications and Obligation to Reallocate Leases and Leased Vehicles

The servicer will follow its policies and procedures in servicing the leases and processing returned leased vehicles in the reference pool. As part of its normal collection efforts, the servicer may waive or modify the terms of a lease, including granting a payment extension and a rebate and rewriting, rescheduling or amending any lease, refunding advance payments or waiving late fees, extension fees or other administrative fees. The servicer will reallocate any lease and related leased vehicle from the reference pool if it (a) reduces the securitization value or implicit rate of any lease or (b) gives a payment or term extension resulting in the scheduled lease end date of the lease being later than the final scheduled payment date of the most junior class of notes issued by the issuing entity. However, the servicer will not be required to reallocate any modified lease and related leased vehicle from the reference pool if the modification was required by law or court order, including by a bankruptcy court, at the direction of a regulatory authority or in accordance with regulatory guidance, as a result of the related lessee having experienced a hardship and, in the judgment of the servicer in accordance with its customary servicing practices, it is reasonably foreseeable that the lessee will be unable to pay the remaining scheduled lease payments in accordance with its term, or otherwise in connection with any insolvency proceeding with respect to the related lessee. Stellantis Financial Services’ servicing systems identify these types of modifications and will automatically reallocate the modified lease and the related leased vehicle from the reference pool on or before the payment date following the end of the monthly period which includes the sixtieth (60th) day after the date the servicer made such reduction in the securitization value or implicit rate of any lease. On payment of the amount set forth in the next sentence, the reallocation will be effective at the end of the month before the month in which the modification is made. The servicer must deposit in the collection account for each reallocation an amount generally equal to the securitization value of the lease. The reallocation of a lease and leased vehicle by the servicer due to a modification is effectively the same as a prepayment of the lease in full, and will result in payment of principal of the notes earlier than would have been the case if the lease and leased vehicle were not reallocated. For modifications or waivers that do not result in the reallocation of a lease and leased vehicle, Stellantis Financial Services does not expect, on the basis of its past portfolio servicing experience, that these changes or waivers will materially affect the cash flows on the reference pool; however, there can be no assurance that future modifications, refunds or waivers will not materially affect the cash flows on the reference pool.

For more information about the servicer’s policies and procedures for servicing the leases and leased vehicles, you should read “The Sponsor’s Automobile Leasing Program—Servicing of Lease Assets—Collections” in this prospectus.

The servicer must maintain perfection of the collateral agent’s security interest in each lease and leased vehicle in the reference pool until the lease is paid in full and, if the leased vehicle is returned at the end of the lease, until immediately before the time the leased vehicle is sold. For a charged-off lease, the servicer may release the security interest in a sale of charged off leases as permitted by the servicer’s policies and procedures.

For more information about the servicer’s policies and procedures for releasing the security interest in a lease and leased vehicle, you should read “The Sponsor’s Automobile Leasing Program—Servicing of Lease Assets—Collections” and “The Sponsor’s Automobile Leasing Program—Servicing of Lease Assets—Repossessions” in this prospectus.

Transaction Bank Accounts

The servicer will establish a collection account and will deposit collections on the reference pool and amounts relating to the reallocation of leases and leased vehicles from the reference pool by the servicer in the collection account. The servicer will also establish the reserve account and, together with the collection account, the “transaction bank accounts”. The transaction bank accounts will be pledged to the indenture trustee to secure the notes.

Funds in the transaction bank accounts will be invested in highly rated short-term investments that mature or are made available on or before the next payment date. The servicer will direct the investments, and the net investment earnings on funds in the transaction bank accounts will be paid to the servicer each month. The funds in the transaction bank accounts may be invested in obligations issued by the underwriters or their affiliates.

The servicer will have no access to the funds in the transaction bank accounts other than the servicer’s right to remove exchange note available funds for purposes of applying such exchange note available funds on each payment date in accordance with the terms of the exchange note supplement. Other than as set forth in the preceding sentence, only the indenture trustee may withdraw funds from the transaction bank accounts to make payments, including payments to the issuing entity, as holder of the exchange note, payments to the noteholders or to pay net investment earnings on the transaction bank accounts to the servicer. The indenture trustee will make payments from the transaction bank accounts to the noteholders and others based solely on information provided by the servicer.

[In addition to the transaction bank accounts, the issuing entity will also establish an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account. The risk retention reserve account will be fully funded on the closing date in an amount equal to $[ ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested as provided in the transaction documents in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and will be held by the indenture trustee for the benefit of the noteholders as provided in the transaction documents.]

Servicer Advances

If there is a shortfall in the base monthly payment on a lease in the reference pool, after applying any payments made in advance by the related lessee, the servicer may advance an amount equal to the shortfall by depositing that amount in the collection account. The servicer may only make an advance to cover base monthly payment shortfalls if the servicer determines that the advance will be recoverable from collections on the lease. Any advance must be made no later than the payment date immediately following the month for which the base monthly payment was due. The servicer will be reimbursed for outstanding servicer advances on a lease from collections and recoveries on that lease or from collections on other leases. The servicer is not obligated to make servicer advances and, even if it makes servicer advances on any leases, it may stop making servicer advances at any time.

Deposit of Collections

Stellantis Financial Services will deposit all collections (except recoveries) in the collection account within two business days after identification thereof, and will deposit recoveries on the business day before each payment date. However, if at any time, the Monthly Remittance Condition is satisfied, Stellantis Financial Services may deposit all collections for the collection period in the collection account on the business day before each payment date. The “Monthly Remittance Condition” shall be deemed to be satisfied if (i) Stellantis Financial Services is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) Stellantis Financial Services has a short-term debt rating of at least “[•]” from [•] and “[•]” from [•]. Pending deposit into the collection account, collections may be used by the servicer for its own benefit and will not be segregated from its own funds.

For administrative convenience, if the Monthly Remittance Condition has been satisfied, the servicer may deposit collections in the collection account each month net of the servicing fee and reimbursements of any outstanding servicer advances payable to the servicer for the month, but must account for transactions individually. If amounts are deposited in error, they will be returned to the servicer or netted from later deposits.

Custodial Obligations of Stellantis Financial Services

Stellantis Financial Services will act as custodian for the origination trust and will maintain a lease file for each lease in the reference pool. A lease file will include originals or copies of the lease, credit application, certificate of title and other documents relating to the lease, the leased vehicle and the lessee. Each lease file will be maintained separately. Regarding the electronic contracts, the identified collateral leases are segregated from the general portfolio and placed into a dedicated eVault subfolder named for the applicable trust entity. For tangible contracts, the paper original is maintained separately in a segregated and secure physical storage location. The leases will not be stamped or marked to reflect the pledge to the collateral agent so long as Stellantis Financial Services is servicing the leases. The lease files are held by Stellantis Financial Services, directly or through third-party vendors, as described in “The Sponsor’s Automobile Leasing Program—Credit Underwriting” and “The Sponsor’s Automobile Leasing Program—General—Origination Network” in this prospectus

Limitations on Liability

The servicer will indemnify the origination trust, the origination trustee, the collateral agent and the collateral agent administrative agent for damages caused by the servicer’s willful misconduct, bad faith or negligence in the performance of its servicing obligations.

Amendments to Servicing Agreement and Servicing Supplement

The origination trust and the servicer may amend the servicing agreement, without the consent of the noteholders, so long as their interests would not be materially and adversely affected.

The servicer may amend the servicing supplement, without the consent of the noteholders or any other person, for the purpose of conforming the terms of the servicing supplement to its description contained in this prospectus, or to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to the certificate.

The servicer may amend the servicing supplement without the consent of the noteholders or any other person, if:

•	the servicer delivers an opinion of counsel or an officer’s certificate to the indenture trustee that the amendment will not have a material adverse effect on the noteholders; or

•

the rating agency condition is satisfied with respect to such amendment and the servicer notifies the indenture trustee in writing that the rating agency condition is satisfied with respect to such amendment.

The servicer and the indenture trustee, with the consent of the noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the notes, may amend the servicing supplement to add, change or eliminate any provisions or modify in any manner the rights of the noteholders; provided that no such amendment may (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note without the consent of the holder of such note or (ii) reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of which is required to consent to any matter without the consent of the holders of at least the percentage of the notes which were required to consent to such matter before giving effect to such amendment.

Resignation and Termination of Servicer

Stellantis Financial Services may not resign as servicer unless it is legally unable to perform its servicing obligations. No resignation will become effective until a successor servicer has been engaged by the indenture trustee or the date the servicer becomes legally unable to act.

Each of the following events will be a “servicer replacement event” for the reference pool under the servicing agreement and the servicing supplement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for ten (10) business days after discovery thereof by a responsible person of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate principal amount of the outstanding notes, voting together as a single class;

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the servicing agreement or servicing supplement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for ninety (90) days after discovery thereof by a responsible person of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate principal amount of the outstanding notes, voting together as a single class (it being understood that no servicer replacement event will result from a breach by the servicer of any covenant for which the reallocation of the affected lease is specified as the sole remedy pursuant to the servicing supplement);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the servicing agreement or servicing supplement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for ninety (90) days after discovery thereof by a responsible person of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate principal amount of the outstanding notes, voting together as a single class; and

•	certain circumstances relating to a bankruptcy of the servicer;

provided, however, that a delay or failure of performance referred to in the first three bullet points set forth above for a period of one hundred twenty (120) days will not constitute a servicer replacement event if such delay or failure was caused by force majeure or other similar occurrence.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) will not create any presumption that any event under the first two bullet points above has occurred.

If a servicer replacement event shall have occurred and be continuing, the indenture trustee shall, at the written direction of holders of at least 66 2/3% of the aggregate outstanding principal amount of the outstanding notes, terminate all of the servicing rights and obligations of the servicer with respect to the reference pool.

If the servicer is removed or resigns, the indenture trustee may or at the written direction of noteholders evidencing a majority of the aggregate outstanding principal amount of the outstanding notes shall engage a successor servicer to assume the servicing obligations. If a successor servicer is not appointed when the servicer stops performing its obligations, the indenture trustee without further action will automatically be appointed the successor servicer; provided, however, that the indenture trustee, as successor servicer shall not be responsible, in its individual capacity, for the fees and expenses of the indenture trustee, the owner trustee, the issuing entity, any custodian, the administrator, independent accountants or expenses incurred in connection with the distribution and reports to the noteholders; however, if the indenture trustee is legally unable or is unwilling to so act, it will appoint, or petition a court of competent jurisdiction, at the expense of the issuing entity, to appoint, a successor servicer. Any successor servicer shall be an established institution whose regular business includes the servicing of comparable motor vehicle leases.

If a bankruptcy trustee or similar official is appointed for the servicer and no other servicer replacement event has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or the noteholders from terminating the servicer.

The servicer will agree to cooperate to effect an orderly servicing transfer and make available its records on payments on the leases and the lease files. The servicer will not be required to make available or license its proprietary servicing procedures, processes, models, software or other applications. The predecessor servicer will reimburse the successor servicer for reasonable expenses for the transition of servicing obligations.

Evidence of Compliance

The servicing supplement will provide for delivery on or before March 30 of each calendar year, beginning [____][•], 20[•], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the leases and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

The issuing entity will provide for delivery annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture, which among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will give the issuing entity, indenture trustee, administrator and each Hired Agency notice of any servicer replacement event.

MONTHLY REPORTS

On or prior to the [•] Business Day preceding each payment date, the servicer will provide to the indenture trustee and, on each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related collection period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	collections on the leases and leased vehicles in the reference pool for the collection period;

•	the fees and expenses payable to the indenture trustee, the owner trustee and the asset representations reviewer;

•	the fees payable to the servicer and administrator;

•	the payments on the exchange note;

•	the amount of interest and principal payable and paid on each class of notes;

•	the regular principal payment and any priority principal payments;

•

the principal amount of each class of notes at the beginning of the collection period and the end of the collection period and the note factors needed to compute the principal amount of each class of notes, in each case giving effect to all payments to be made on the payment date;

•	[the balance of any servicer advances and the amount of any additional servicer advances or reimbursements of any outstanding servicer advances;]

•	the balance of lessee payaheads and the amount of any payahead draws or additional payaheads;

•

the balance of the reserve account[, the balance on deposit in the risk retention reserve account after giving effect to withdrawals therefrom and deposits thereto in respect of the payment date, if any,] and the amount of any withdrawals from or deposits to the reserve account to be made on the payment date[, and the amount and application of any funds withdrawn from the risk retention reserve account with respect to the payment date, if any];

•	the number of leases that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•	the aggregate securitization value of leases that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•	the percentage of the total aggregate outstanding principal amount of leases that are 31-60, 61-90 and 91-120 days delinquent as of the end of the related collection period;

•

information on the performance of the reference pool for the collection period, including the total securitization value, collections and the aggregate amount paid by the sponsor or the servicer to reallocate leases and leased vehicles from the reference pool, any reallocation demand activity, the number of leases and leased vehicles remaining in the reference pool and the pool factor;

•	delinquency, repossession, credit loss and residual performance information on the leases and leased vehicles in the reference pool for the collection period;

•	lease termination information for the reference pool, including number of leased vehicles purchased or returned by lessees, number of leases charged off and return rate;

•	the targeted overcollateralization amount;

•	the amount of available funds released to the holder of the residual interest;

•	the Delinquency Percentage for the related collection period; and

•	the Delinquency Trigger for such payment date.

The servicer may, in its sole discretion, elect to include the information specified in the [•], [•] and [•] bullet points above in 30-day increments beginning with 30-59 days delinquency in lieu of the increments set forth in such bullet points above.

The first investor report will also include the fair value of the certificate constituting the residual interest as a percentage of the sum of the fair value of the notes and the certificate constituting the residual interest and as a dollar amount as of the closing date, together with a description of any material changes in the methodology or key inputs and assumptions used to calculate the fair value, as described in “Credit Risk Retention” in this prospectus.

The servicer will use the investor report to direct the indenture trustee on payments to be made to the noteholders on each payment date. The indenture trustee will not be obligated to verify calculations made by the servicer. On each payment date, the indenture trustee, as paying agent, will make the investor report available to noteholders through the indenture trustee’s website, which will be initially located at “[   ]” or at such other address as will be specified by the indenture trustee from time to time in writing to the noteholders, the servicer, the issuing entity or any paying agent. The indenture trustee will notify the noteholders in writing of any changes in the address of or means of access to the website where the statements are accessible.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by applicable law, the indenture trustee or paying agent will furnish information required by law to complete federal and state income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

TRANSACTION PARTIES

The following descriptions of the transaction parties summarize parts of the transaction documents to which they are parties, including the trust agreement, the indenture, and the administration agreement, but are not complete descriptions of these agreements.

Depositor

The “depositor”, SFS Auto Funding, LLC, a wholly owned special purpose subsidiary of Stellantis Financial Services, was formed on January 11, 2023 as a Delaware limited liability company. The principal place of business of the depositor is at 5757 Woodway Drive, Suite 400, Houston, Texas 77057. The depositor was formed to, among other things, purchase, accept capital contributions of or otherwise acquire beneficial interests in portfolios of motor vehicle leases and the related leased vehicles, motor vehicle retail installment sale contracts and motor vehicle loans; to own, sell, and assign the securities supported by such assets and to issue and sell one or more securities.

The depositor will:

•

indemnify the owner trustee for liabilities and damages resulting from the owner trustee’s performance of its obligations under the trust agreement unless resulting from the willful misconduct or gross negligence of the owner trustee or the breach of representations made by the owner trustee in the trust agreement;

•	reimburse the expenses of the indenture trustee if they resign or are removed, if those expenses are not paid by the issuing entity; and

•	indemnify the underwriters for certain liabilities as described in “Underwriting”.

The depositor may retain all or a portion of any class of notes issued by the issuing entity. Any retained notes may be sold by the depositor in private placements or other non-registered offerings and will not be offered by this prospectus.

Issuing Entity

The “issuing entity”, Stellantis Financial Underwritten Enhanced Lease Trust 20[—]-[—], is a statutory trust formed by the depositor pursuant to a trust agreement, dated as of [•], 20[•], between the depositor and the owner trustee, under the laws of the State of Delaware for the purpose of owning the exchange note and issuing the notes. The trust agreement will be amended and restated on the closing date. The issuing entity will be operated pursuant to the trust agreement. Stellantis Financial Services will be the “administrator” of the issuing entity. The depositor will be the initial holder of the issuing entity’s certificate.

The purpose of the issuing entity will be to, among other things:

•	acquire and hold the exchange note and other issuing entity assets;

•	issue the notes and pledge the issuing entity assets to the indenture trustee to secure payments on the notes;

•	make payments on the notes;

•	issue additional notes or certificates in exchange for the certificate of the issuing entity;

•	enter into and perform its obligations under the transaction documents; and

•	engage in any other related activities to accomplish these purposes.

The issuing entity may not dissolve, merge with or sell its assets to anyone or impair the first priority lien of the indenture trustee in the issuing entity assets except as permitted by the transaction documents.

On the closing date, the depositor will sell the exchange note to the issuing entity and make, or cause to be made, an initial deposit in the reserve account, equal to at least [•]% of the initial total securitization value, in exchange for the notes and the certificate of the issuing entity.

The following table shows the expected capitalization and/or liabilities of the issuing entity on the closing date after issuance of the notes(1).

Class A-1 notes		$	[	•]
Class A-2-[A] notes(2)	}	$	[	•]
[Class A-2-B notes(2)]
Class A-3 notes		$	[	•]
Class A-4 notes		$	[	•]
[Class B notes]		$	[	•]
[Class C notes]		$	[	•]
Certificate (Overcollateralization)		$	[	•]
[•]% of Total (Exchange Note Initial Note Balance)		$	[	•]

(1)	All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.
(2)

[The allocation of the principal amount between the Class A-2[-A] notes and the Class A-2-B notes will be determined no later than the day of pricing, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes.]

The issuing entity will also issue a certificate, which is not offered by this prospectus and initially will be held by the depositor. On each payment date, the holder of the certificate will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus.

Administrator

Stellantis Financial Services will be the administrator of the issuing entity under an administration agreement.

The administrator’s main obligations will be to provide notices on behalf of the issuing entity and perform all administrative obligations of the issuing entity under the transaction documents, including to:

•	obtain and maintain the issuing entity’s qualification to do business where necessary; and

•	notify the rating agencies and the indenture trustee of events of default.

The issuing entity will pay the administrator fees in accordance with the priority of payments set forth under “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus.

The administrator may resign its duties with at least 60 days’ prior written notice to the issuing entity. In addition, the issuing entity may terminate and replace the administrator if (a) the administrator fails to perform in any material respect its obligations under the administration agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders and continues for 90 days (or 150 days if such delay or failure was caused by force majeure or other similar occurrence) after the administrator discovers such failure or receives notice of the failure from the indenture trustee or noteholders evidencing a majority of the outstanding principal amount of the notes or (b) an insolvency event of the administrator occurs. No resignation or removal of the administrator will become effective until a successor administrator is in place.

Owner Trustee and Origination Trustee

[[__________] will act as “owner trustee” under the trust agreement. [__________] is a [__________] existing under the laws of [__________] authorized to exercise trust powers. The owner trustee maintains its principal office at [__________]. [__________] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle leases.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The depositor and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. The owner trustee will be paid a fee for its services as described under “Transaction Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents, and paid from available funds available therefor, as described under “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus or, to the extent any indemnification amounts are not otherwise paid, they will be payable by the servicer in accordance with the Transaction Documents.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

Indenture Trustee

[[__________], a [__________], is the “indenture trustee” under the indenture for the benefit of the noteholders.] You may contact the indenture trustee at its corporate trust office located at [__________], or by calling [__________].

[__________] has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle leases.

[__________]is subject to various legal proceedings that arise from time to time in the ordinary course of business. [__________] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The depositor and its affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates. The indenture trustee will be paid a fee for its services as described under “Transaction

Fees and Expenses” and will be indemnified by the issuing entity against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents, and paid from available funds available therefor, as described under “Description of the Notes—Priority of Payments” and “Description of the Notes—Post-Acceleration Priority of Payments” in this prospectus, or, to the extent not otherwise paid, they will be payable by the servicer.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

[[__________] will also act as the calculation agent. The calculation agent will obtain the [SOFR Rate][Insert Other Benchmark Rate] and calculate the interest rate for the Class A-2-B notes as described under “Description of the Notes–Calculation of Floating Rate Interest”. If the administrator has determined prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the administrator will determine an alternative Benchmark in accordance with the Benchmark Replacement provisions described under “Description of the Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”.]

Origination Trust

SFS Leasing, Ltd. (the “origination trust”) is a Delaware statutory trust and is governed by the amended and restated trust agreement, dated as of March 22, 2023 (the “origination trust agreement”), among Stellantis Financial Services, as settlor and initial beneficiary, and Wilmington Trust, National Association as the UTI trustee, administrative trustee and Delaware trustee. The primary business purpose of the origination trust is to take assignments of leases and leased vehicles, and serve as record holder of title to the leased vehicles in order to facilitate sale or financing transactions involving leases, including the securitization of leases in connection with the issuance of asset backed securities.

Under the origination trust agreement, the origination trust has not and may not:

•

issue beneficial or other interests in the origination trust assets or securities other than (i) special units of beneficial interest (each, a “SUBI”) and one or more certificates representing each SUBI (the “SUBI Certificates”), (ii) one or more exchange notes (each an “Exchange Note”) and (iii) the UTI and one or more certificates representing the UTI (the “UTI Certificates”);

•	borrow money on behalf of the origination trust (except in connection with permitted financing transactions);

•	except in connection with the acquisition of origination trust assets, make loans or extend credit on behalf of the origination trust;

•	underwrite securities;

•	offer securities in exchange for origination trust assets, with the exception of the SUBI Certificates, Exchange Notes and the UTI Certificates;

•	repurchase or otherwise reacquire any UTI Certificate or, except as permitted by or in connection with permitted financing transactions, any Exchange Note or any SUBI Certificate;

•	have any employees;

•	own any real property; or

•

except for the acquisition of origination trust assets and agreements relating to permitted financing transactions, enter into any agreements or contracts other than as set forth in the origination trust agreement.

To provide for the servicing of the origination trust assets, the origination trust and Stellantis Financial Services, as servicer, have entered into a servicing agreement (the “servicing agreement”), dated as of March 22, 2023.

For further information regarding the servicing of the leases and leased vehicles, you should refer to “The Sponsor’s Automobile Leasing Program—Servicing of Lease Assets” and “Servicing” in this prospectus.

Property of the Origination Trust

The assets of the origination trust generally consist of:

•	cash;

•	leases originated by Stellantis Financial Services, a dealer or directly by the origination trust;

•	leased vehicles and all proceeds of those leased vehicles;

•	the right to proceeds from all dealer repurchase obligations, if any, relating to any lease or leased vehicle;

•	all warranty and indemnity claims against the manufacturer or distributor of a vehicle;

•	all guarantees given in connection with any lease;

•

the rights under and proceeds from insurance policies, if any, covering the leases, the related lessees or the leased vehicles, including but not limited to residual value, liability and credit life insurance;

•	any security deposits to the extent due to the lessor under the related lease; and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, additional leases will be originated by or assigned to the origination trust and title to the related leased vehicles will be in the name of the origination trust (or a nominee, agent or trustee thereof on behalf of the origination trust). These additional leases will not be allocated to the reference pool that supports the exchange note owned by the issuing entity.

Collateral Agent

SFS Lien Agent, LLC, or “SFS Lien Agent”, is the collateral agent under the collateral agency and security agreement. U.S. Bank National Association is the sole member of SFS Lien Agent. SFS Lien Agent’s limited liability company agreement contains substantial restrictions on its activities. SFS Lien Agent’s purposes and powers are limited to holding the security interest granted to it, as collateral agent, for the benefit of SFS Leasing Ltd., as pledgor, and the holders of the exchange notes and some related activities. Neither SFS Lien Agent nor U.S. Bank National Association receives title to or possession of any leases or leased vehicles. SFS Lien Agent is not permitted to incur indebtedness, issue securities or other interests (other than the membership interest held by U.S. Bank National Association) or hold substantial assets.

The origination trust has agreed to pay SFS Lien Agent a fee for its services and to pay SFS Lien Agent for liabilities and damages resulting from SFS Lien Agent’s performance of its obligations unless caused by SFS Lien Agent’s willful misconduct, bad faith or negligence.

Collateral Agent Administrative Agent

U.S. Bank National Association, a national banking association, is the collateral agent administrative agent under the collateral agency and security agreement (the “collateral agent administrative agent”).

The collateral agent administrative agent is responsible for performing, on behalf of the collateral agent, administrative functions under the collateral agency and security agreement. These functions include (1) causing certificates of title for the leased vehicles to reflect the lien of the collateral agent and (2) causing those liens to be released and removed from the certificates of title on termination of the related leases and disposition of the leased vehicles, which obligations may be performed by Stellantis Financial Services in its capacity as collateral agent administrator. The collateral agent has granted a power of attorney to the collateral agent administrative agent to perform these functions.

Under the collateral agency and security agreement, the indenture trustee acting at the direction of the noteholders holding not less than a majority of the aggregate outstanding principal amount of the notes then outstanding, as the applicable secured parties with respect to the reference pool, may remove U.S. Bank National Association as the collateral agent administrative agent, with or without cause, and designate a successor collateral agent administrative agent. Any successor collateral agent administrative agent or its parent entity must have a combined capital and surplus of at least $50 million, must have a long-term unsecured debt rating of investment grade by each of S&P Global Ratings and Moody’s Investors Service, Inc. and may not be Stellantis Financial Services or an affiliate of Stellantis Financial Services. Stellantis Financial Services and its affiliates may not acquire SFS Lien Agent or any rights under SFS Lien Agent’s limited liability company agreement.

Asset Representations Reviewer

[ ], a [ ], has been appointed as asset representations reviewer pursuant to an agreement between the issuing entity, the servicer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle leases.]

The asset representations reviewer is not, and will not be, affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases. If the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. In addition, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer, if either (i) the asset representations reviewer no longer meets the eligibility requirements included in the asset representations review agreement or (ii) the asset representations reviewer has determined that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. The servicer may remove the asset representations reviewer if the asset representations reviewer, (i) no longer meets the eligibility requirements included in the asset representations review agreement, (ii) breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement or (iii) is subject to a bankruptcy event.

Following the resignation or removal of the asset representations reviewer, the servicer will engage a successor asset representations reviewer who meets certain eligibility requirements included in the asset representations review agreement. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer has accepted its appointment and agreed to perform the obligations of the asset representations reviewer.

If the asset representations reviewer has resigned, been removed, replaced or substituted, or if a successor asset representations reviewer has been appointed, the issuing entity will disclose on the Form 10-D filed after the collection period in which the event occurred, the date of the event and the circumstances surrounding the resignation, removal, replacement, substitution, or appointment, as applicable. The predecessor asset representations reviewer will pay the expenses associated with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Leases for compliance with the representations and warranties made by the sponsor on the leases and related leased vehicles if the conditions described below under “Reference Pool—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Transaction Fees and Expenses” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Reference Pool—Asset Representations Review” in this prospectus. The asset representations reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement. The asset representations reviewer will not be liable for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment, however the asset representations reviewer will be liable for its own willful misconduct, bad faith, breach of the asset representations review agreement or negligence in performing its obligations under the asset representations review agreement. The servicer is required under the asset representations review agreement to provide the asset representations reviewer access to the review materials. The asset representations reviewer will be required to keep all information about the leases obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law.

CERTAIN AFFILIATIONS AND RELATED TRANSACTIONS

Stellantis Financial Services is the sponsor of this securitization transaction, the original purchaser of the leases originated by motor vehicle dealers and related leased vehicles in the reference pool and the servicer of the leases and leased vehicles in the reference pool. As the sponsor, Stellantis Financial Services caused the depositor to be formed for purposes of participating in securitization transactions. Stellantis Financial Services is the sole member of the depositor. Stellantis Financial Services caused the depositor to form the issuing entity that is the issuing entity for this securitization transaction and will be the administrator of the issuing entity. The depositor is the sole beneficiary of the issuing entity and the holder of the certificate of the issuing entity.

In the ordinary course of business from time to time, Stellantis Financial Services and its affiliates have business relationships and agreements with the owner trustee, the indenture trustee and their respective affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services, due diligence services and securitization services.

Neither the indenture trustee nor the owner trustee is an affiliate of any of the foregoing parties[, but [ ] as the [indenture][owner] trustee] and [ ], one of the underwriters, are affiliates]. Additionally, neither the indenture trustee nor the owner trustee is an affiliate of the other. The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the administrator, the collateral agent administrator, collateral agent, collateral agent administrative agent, origination trust, origination trust trustee, the issuing entity, the owner trustee or the indenture trustee.

TRANSACTION FEES AND EXPENSES

The following table shows the amount or formula for the fees payable to the indenture trustee, the owner trustee, the servicer, the administrator, the collateral agent and the collateral agent administrative agent. The fees of the indenture trustee and the owner trustee will be paid monthly. To the extent these fees have not been paid, the fees of the indenture trustee and the owner trustee will be paid on each payment date from available funds in the order of priority described in “Description of the Notes—Priority of Payments” in this prospectus. The servicing fee payable to the servicer and the fees payable to the collateral agent and the collateral agent administrative agent will be paid from collections as described in “Description of Exchange Note—Priority of Payments on Exchange Note” in this prospectus.

Fee	Amount
Indenture trustee acceptance fee	$[•] on closing of the transaction
Indenture trustee annual fee	$[•] each year, paid monthly
Owner trustee acceptance fee	$[•] on closing of the transaction
Owner trustee annual fee	$[•] each year, paid monthly
Administration fee	1/12 of [•]% of the aggregate principal amount of the notes each month
Servicing fee	1/12 of [•]% of the total securitization value each month
Collateral agent and collateral agent administrative agent fees related to reference pool	$[•] in aggregate each year, paid annually
Collateral agent fee	Pro-rata share of $[•] allocable to the reference pool each year, paid annually*
Collateral agent administrative agent fee	Pro-rata share of $[•] allocable to the reference pool each year, paid annually**
Asset representations reviewer fee	$[•] per annum [plus expenses] and, in connection with an Asset Review, $[•] per lease reviewed as described above under “—Asset Representations Review —Fees and Expenses for Asset Review”***

*	The origination trust has the primary obligation to pay the fees and expenses of the collateral agent.
**	The origination trust has the primary obligation to pay the fees and expenses of the collateral agent administrative agent.
**	[The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

The indenture trustee acceptance fee and the owner trustee acceptance fee are one-time fees payable to the indenture trustee and the owner trustee on closing of the transaction in consideration of their acceptance of their obligations under the transaction documents. The indenture trustee annual fee will be paid to the indenture trustee for performance of its obligations under the indenture. The owner trustee annual fee will be paid to the owner trustee for performance of its obligations under the trust agreement.

The issuing entity will pay and reimburse the indenture trustee and the owner trustee for their fees and reasonable expenses incurred under the indenture and the trust agreement, each to the extent not paid by the depositor or the administrator. The issuing entity also will pay any indemnities owed to the indenture trustee and the owner trustee if not paid by the depositor or the administrator. For information about indemnities applicable to the indenture trustee and the owner trustee, you should read “Transaction Parties—Indenture Trustee” and “Transaction Parties—Owner Trustee” in this prospectus.

The administration fee is paid to the servicer for its role in administering the issuing entity. In that capacity, the servicer will handle payments, administer defaults and delinquencies and perform other duties relating to the issuing entity. The servicing fee is paid to the servicer for the servicing of the reference pool under the servicing agreement. The servicer will be responsible for its own expenses under the servicing agreement except (1) amounts charged to the account of a lessee, (2) external costs for the repossession and disposition of a leased vehicle and (3) external costs of collection on charged off leases.

The asset representations reviewer will be paid [an annual][a monthly] fee of $[ ] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Leases. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[ ][for each Subject Lease for which an Asset Review is started] [per hour for its time spent conducting the Asset Review]. The servicer will reimburse the asset representations reviewer for all out-of-pocket expenses incurred by the asset representations reviewer in connection with its review of the Subject Leases. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by the servicer and, to the extent the Review Expenses remain unpaid after 30 calendar days, they will be payable out of amounts on deposit in the Collection Account as described under “Description of the Notes—Priority of Payments” in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the exchange note from Stellantis Financial Services; and

•	make the initial deposit into the reserve account [and the risk retention reserve account].

The depositor or its affiliates will also use a portion of the net proceeds of the offering of the notes to pay their respective debts, including warehouse debt secured by the leases and related leased vehicles prior to their transfer to the issuing entity, and for general purposes. Any such debt may be owed to the owner trustee, the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines. [A portion of the proceeds that are used to pay warehouse debt [may][will] be paid to the underwriters, [the owner trustee,] [the indenture trustee] and/or their respective affiliates.] Payment of any expenses incurred in connection with the selection and acquisition of the leases and related leased vehicles will be made by the depositor or its affiliates directly, rather than out of offering proceeds.

Any remaining amounts will be added to the depositor’s general funds and may be distributed to Stellantis Financial Services, as the sole equity member of the depositor.

MATERIAL LEGAL CONSIDERATIONS

Bankruptcy Considerations

Sale of Exchange Note by Stellantis Financial Services to Depositor and by Depositor to Issuing Entity. The sale of the exchange note by Stellantis Financial Services to the depositor and then by the depositor to the issuing entity will each be structured to minimize the possibility that a bankruptcy proceeding of Stellantis Financial Services or the depositor will adversely affect the issuing entity’s rights in the exchange note. Stellantis Financial Services and the depositor intend that the sale of the exchange note by Stellantis Financial Services to the depositor will be a “true sale”. The depositor and the issuing entity also intend that the sale of the exchange note by the depositor to the issuing entity will be a “true sale”. Neither the depositor nor the issuing entity will have recourse to Stellantis Financial Services, as seller of the exchange note, other than Stellantis Financial Services’ limited obligation to reallocate ineligible leases and leased vehicles from the reference pool for breaches of representations.

On the closing date, Stellantis Financial Services, the depositor and the issuing entity will receive a reasoned legal opinion that in a bankruptcy of Stellantis Financial Services or the depositor:

•

the exchange note and the collections on the exchange note would not be property of Stellantis Financial Services’ or the depositor’s bankruptcy estate, as applicable, under U.S. federal bankruptcy laws; and

•	the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the exchange note to the depositor or the issuing entity.

This opinion will be subject to assumptions and qualifications and a court in a bankruptcy proceeding of Stellantis Financial Services or the depositor may not reach the same conclusion.

Structure of Depositor; Risk of Substantive Consolidation. The depositor is organized as a special purpose entity and is restricted by its limited liability company agreement to activities designed to make it “bankruptcy-remote”. These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that it will have any creditors. The depositor’s limited liability company agreement also restricts the special purpose entity from starting a voluntary case or proceeding under U.S. bankruptcy laws or similar state laws without the unanimous consent of its board of managers, including independent managers, who are instructed to take into account the interests of creditors of the special purpose entity and, for the depositor, the trusts created by the depositor, as well as the interests of the special purpose entity, in any vote to allow the special purpose entity to file for bankruptcy. The depositor’s limited liability company agreement also contains covenants meant to maintain the separate identity of the special purpose entity from Stellantis Financial Services and to avoid substantive consolidation of the special purpose entity and Stellantis Financial Services. The most important of these covenants require each company to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements, not hold itself as liable for debts of the other and not commingle its assets with the assets of Stellantis Financial Services or its affiliates. These restrictions and covenants may not be amended without the consent of the entire board of managers, including the independent managers, and satisfaction of the rating agency condition.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to start or pursue a bankruptcy proceeding against the depositor.

On the closing date, Stellantis Financial Services and the depositor will obtain a reasoned legal opinion that in a bankruptcy of Stellantis Financial Services, a creditor or bankruptcy trustee of Stellantis Financial Services (or Stellantis Financial Services as debtor in possession) would not have valid grounds to request a court to disregard the separate legal existence of the depositor, or the origination trust so as to cause substantive consolidation of the assets and liabilities of (1) the depositor with the assets and liabilities of Stellantis Financial Services or (2) the origination trust with the assets and liabilities of Stellantis Financial Services, in each case, in a manner prejudicial to the noteholders. This opinion will be subject to assumptions and qualifications, including an assumption that the depositor, and the origination trust comply with its limited liability company agreement or trust agreement, respectively. A court in a Stellantis Financial Services bankruptcy proceeding may not reach the same conclusion. If the separate legal existence of Stellantis Financial Services and the depositor were disregarded and the assets and liabilities of Stellantis Financial Services and the depositor were consolidated, assets of the depositor could be used to satisfy Stellantis Financial Services’ creditors instead of the noteholders or the issuing entity. Similarly, if the separate legal existence of Stellantis Financial Services and the origination trust were disregarded and the assets and liabilities of Stellantis Financial Services and the origination trust were consolidated, the leases and leased vehicles in the reference pool could be used to satisfy Stellantis Financial Services’ creditors instead of the noteholders or the issuing entity. This consolidation of assets and liabilities generally is referred to as “substantive consolidation”.

Assuming that the sale of the exchange note by Stellantis Financial Services to the depositor is a “true sale”, the sale of the exchange note by the depositor to the issuing entity is a “true sale”, the depositor and the origination trust are not consolidated with Stellantis Financial Services in a bankruptcy of Stellantis Financial Services and the depositor and the origination trust are not in bankruptcy, the issuing entity generally will have uninterrupted access to amounts received on the exchange note and collections on the reference pool (other than any collections held by Stellantis Financial Services as servicer at the time a bankruptcy proceeding is begun) will be available to satisfy amounts due on the exchange note.

Bankruptcy Proceedings of Stellantis Financial Services, the Depositor or the Servicer. The depositor does not intend to start, and Stellantis Financial Services will agree that it will not cause the depositor to start, a voluntary bankruptcy proceeding while the depositor is solvent.

The bankruptcy of the servicer will be a servicer replacement event. If no other servicer replacement event other than a bankruptcy exists, a trustee-in-bankruptcy of the servicer, or the servicer as debtor-in-possession, may have the power to prevent either the indenture trustee or the noteholders from terminating the servicer, or to reject, assume or modify the contracts to which the servicer is party if the requisite approvals of the bankruptcy court or creditors are obtained.

Payments made by Stellantis Financial Services to reallocate leases and leased vehicles may be recoverable by Stellantis Financial Services or the depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of Stellantis Financial Services or of the depositor as a preferential transfer from Stellantis Financial Services or the depositor if the payments were made within one year before the filing of a bankruptcy proceeding against Stellantis Financial Services.

The Dodd-Frank Act

Orderly Liquidation Authority. The Dodd-Frank Act established the Orderly Liquidation Authority, or “OLA”, under which the Federal Deposit Insurance Corporation, or “FDIC”, is authorized to act as receiver of a financial company and its subsidiaries. OLA differs from U.S. federal bankruptcy laws in several ways. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in a receivership, it is unclear what impact OLA will have on a particular company, including Stellantis Financial Services, the origination trust, the depositor, the issuing entity, or their respective creditors.

Potential Applicability to Stellantis Financial Services, the Depositor and the Issuing Entity. It is not clear which companies will be subject to OLA rather than the U.S. federal bankruptcy laws. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that (a) the company is in default or in danger of default, (b) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the U.S., (c) no viable private sector alternative is available to prevent the default of the company and (d) an OLA proceeding would mitigate these effects. It is not clear whether OLA would be applied to Stellantis Financial Services, although it is expected that OLA will be used only very rarely. The origination trust, the depositor or the issuing entity could, under some circumstances, also be subject to OLA.

FDIC’s Avoidance Power Under OLA. The parts of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws. If the origination trust were to become subject to OLA, there is an interpretation under OLA that previous pledges of the leases and leased vehicles by the origination trust to the collateral agent perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential transfers. In this case, the leases and leased vehicles in the reference pool securing the exchange note, which in turn secures the notes, could be reclaimed by the FDIC and the exchange note may become unsecured.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC’s avoidance power under OLA with the related parts of the U.S. federal bankruptcy laws. Based on these rules, the pledge of the leases and leased vehicles by the origination trust to the collateral agent would not be avoidable by the FDIC as a preference under OLA.

FDIC’s Repudiation Power Under OLA. If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company’s affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

•

that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the origination trust, the depositor and the issuing entity; and

•

that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by the company before the end of the transition period of any future regulation, if the transfer satisfies the conditions for the exclusion of the assets from the property of the estate of the company under the U.S. federal bankruptcy laws.

Stellantis Financial Services and the depositor intend that the sale of the exchange note by Stellantis Financial Services to the depositor will be a “true sale” between separate legal entities under state law. As a result, Stellantis Financial Services believes that the FDIC would not be able to recover the exchange note using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur before the end of any transition period adopted to implement future regulation addressing the FDIC’s repudiation authority under OLA. However, it is not certain that the FDIC will address its repudiation authority under OLA in future regulations or that future regulations or FDIC actions in an OLA proceeding involving Stellantis Financial Services, the origination trust, the depositor or the issuing entity would not be contrary to this opinion.

If the origination trust or the issuing entity were placed in receivership under OLA, the FDIC would have the power to repudiate the exchange note issued by the origination trust or the notes issued by the issuing entity, as applicable. In that case, the FDIC would be required to pay compensatory damages that are no less than the then outstanding principal amount of the exchange note plus accrued interest or the principal amount of the notes plus accrued interest as of the date the FDIC was appointed receiver and, if the value of the property that secured the exchange note or the notes is greater than the principal amount of the exchange note and any accrued interest or the principal amount of the notes and accrued interest, as applicable, through the date of repudiation or disaffirmance, that accrued interest.

Security Interests in Exchange Note and Leases and Leased Vehicles

The sale and assignment of the exchange note to the issuing entity, the perfection of the security interest pledged in the exchange note and the enforcement of rights to realize on the exchange note as collateral for the notes will be subject to a number of federal and state laws, including the Uniform Commercial Code in effect in each state.

The indenture trustee will hold a first priority security interest in the exchange note for the benefit of the noteholders. The exchange note will be secured by a first priority security interest in the leases and leased vehicles financed under the collateral agency and security agreement, including the leases and leased vehicles in the reference pool. Under the collateral agency and security agreement, the security interest of the collateral agent in a leased vehicle and the net sale proceeds is released immediately before sale. Stellantis Financial Services, as servicer, must deposit an amount equal to those proceeds in the collection account under the servicing agreement. This security interest is for the benefit of Stellantis Financial Services, as lender, and the holders of exchange notes, including the issuing entity as holder of the exchange note for the securitization transaction in which the notes will be issued. Although the exchange note for the securitization transaction in which the notes will be issued will be secured by the leases and leased vehicles financed under the collateral agency and security agreement, the issuing entity, as holder of the exchange note, will agree that it will not have recourse to any leases and leased vehicles other than the leases and leased vehicles in the reference pool.

Security Interest in Exchange Note. Stellantis Financial Services will sell the exchange note to the depositor and the depositor will perfect its interest in the exchange note by filing a Uniform Commercial Code financing statement. The depositor will then sell the exchange note to the issuing entity and the issuing entity will perfect its interest in the exchange note by filing a Uniform Commercial Code financing statement. The issuing entity will then pledge the exchange note to the indenture trustee and the indenture trustee will perfect its security interest in the exchange note by the issuing entity filing a Uniform Commercial Code financing statement and by taking possession of the exchange note.

Security Interest in Leases. The leases, both tangible and electronic, purchased by the origination trust are “chattel paper” for purposes of the Uniform Commercial Code. The sale, assignment and pledge of “chattel paper” (evidenced by a tangible copy or by an electronic copy) may be perfected either by taking physical possession of tangible leases and taking and maintaining “control” (within the meaning of the Uniform Commercial Code) of electronic leases or by the filing of financing statements under the Uniform Commercial Code. The collateral agent has perfected its security interest in the leases securing the revolving credit facility and the exchange notes by filing a Uniform Commercial Code financing statement against the origination trust and by taking physical possession, for tangible leases, or taking and maintaining “control”, for electronic leases. The collateral agent has appointed Stellantis Financial Services to serve as custodian of the leases. The tangible leases are physically held by Stellantis Financial Services or by a third party vendor. The electronic leases are stored in a specially-designed computer system maintained by a third party vendor that establishes Stellantis Financial Services’ “control” of the electronic leases. Stellantis Financial Services will not mark the leases to indicate that they have been pledged as security to the exchange noteholders and Stellantis Financial Services, as lender.

Security Interest in Leased Vehicles. As servicer, Stellantis Financial Services follows procedures to apply for a certificate of title for each leased vehicle in the name of the origination trust and to perfect the collateral agent’s security interest in each leased vehicle securing the revolving credit facility and the exchange notes by noting the lien of the collateral agent on the certificate of title for the leased vehicle under state motor vehicle laws. Generally, these procedures require the dealer to apply for a title that includes the origination trust’s ownership and the collateral agent’s lien immediately after the origination trust’s purchase of a leased vehicle. The procedures to obtain title in the name of the origination trust and to perfect the collateral agent’s lien on the leased vehicle depend on the actions of third parties, including dealers and state and local motor vehicle registration authorities. If the collateral agent obtains a validly perfected security interest in the leased vehicle on a timely basis, the issuing entity, as holder of the exchange note, will also have the benefits of this security interest in most states. If the collateral agent does not obtain a perfected security interest in the leased vehicle due to fraud, forgery, negligence or administrative error of a third party, the collateral agent’s security interest could be subordinated to later purchasers of the leased vehicle and subsequent lenders with a perfected security interest. If the collateral agent does not have a perfected security interest in a leased vehicle, the issuing entity’s ability to realize on the leased vehicle after an exchange note default would be adversely affected. As collateral agent administrator, Stellantis Financial Services must take appropriate steps to maintain perfection of the collateral agent’s security interest in the leased vehicles.

In addition, because it is possible that the leased vehicles may be characterized as inventory held for sale by the origination trust, Stellantis Financial Services, as collateral agent administrator, files a Uniform Commercial Code financing statement against the origination trust, on behalf of the collateral agent, because a financing statement must be filed to perfect a security interest in motor vehicles that are inventory.

The revolving credit facility and the exchange notes, including the exchange note issued for this securitization transaction, are secured by the leases and leased vehicles financed by the origination trust under the collateral agency and security agreement and this security interest will ultimately be held by the indenture trustee, as holder of the exchange note and secured party on the applicable Uniform Commercial Code financing statement, as described in “—Security Interests in Exchange Note and Leases and Leased Vehicles—Security Interest in Exchange Note” above.

In some circumstances, the collateral agent’s security interest in the leases or leased vehicles may be subordinated because federal or state law gives the holders of some types of liens, such as tax liens or mechanic’s liens, priority over even the properly perfected lien of other secured parties. In addition, if a leased vehicle is confiscated by a government agency, Stellantis Financial Services may not be able to obtain possession of the vehicle and enforce the security interest unless it completes documentation required by the agency, including a “hold harmless” agreement. Stellantis Financial Services will not be required to reallocate any lease or leased vehicle from the reference pool in these circumstances.

PBGC Liens. FCA US is the contributing sponsor of three single-employer defined benefit pension plans covered by the termination insurance program under Title IV of the Employee Retirement Income Security Act of 1974 (“ERISA”) that is administered by the Pension Benefit Guaranty Corporation (the “PBGC”) (each such plan, a “PBGC Insured Plan”).

The PBGC will have the ability to perfect a lien, whose priority is determined in the same manner as, or in a manner similar to, a federal tax lien (as described in ERISA Section 4062(c), (d), and (e)), on the assets of certain entities under certain circumstances, as described below.

The PBGC will have the ability under ERISA:

•

to perfect a lien on any of the assets of any member of the controlled group (as defined at ERISA Section 4001(a)(14)) (the “Controlled Group”) of FCA US (the “Stellantis Controlled Group if a PBGC Insured Plan is terminated pursuant to ERISA Section 4041(c) or 4042 at a time when it is underfunded (an “Underfunded Plan Termination”), in an amount and under the circumstances as described in ERISA Sections 4062 and 4068;

•

to perfect a lien on any of the assets of a member of the Stellantis Controlled Group and of any other members of that member’s Controlled Group in the case of a withdrawal of that member from a PBGC-covered single-employer pension plan with two or more contributing sponsors at least two of whom are not under common control (a “Multiple Employer Plan”), if the withdrawal occurs during a plan year with respect to which such member is a substantial employer and if the Multiple-Employer Plan undergoes an Underfunded Plan Termination, with the lien arising in the amount and under the circumstances described in ERISA Sections 4063 and 4068; and

•

to perfect a lien on any of the assets of a member of the Stellantis Controlled Group and of any other members of that member’s Controlled Group in a case in which that member made contributions to a Multiple Employer Plan within the five plan years preceding the date of termination of that Multiple Employer Plan in an Underfunded Plan Termination, in the amount and under the circumstances described in ERISA Sections 4064 and 4068.

The PBGC will have the ability under the Internal Revenue Code (the “IRC”):

•

to perfect a lien (an “IRC Section 430(k) Lien”) on any assets of any member of the Stellantis Controlled Group when there is a failure to make a required contribution payment to a PBGC Insured Plan if the unpaid balance of required payments, including interest, exceeds $1,000,000, in the amount and under the circumstances described in IRC Section 430(k); and

•

to perfect an IRC Section 430(k) Lien (in the circumstances just described) on any assets of any entity that is not a member of the Stellantis Controlled Group but is part of a group of which FCA US LLC is a part that is treated as a single employer under IRC Section 414(m) or Section 414(o) (such entity, an “IRC Section 414(m)/(o) Entity”), as an IRC Section 414(m)/(o) Entity is liable to make contributions to each PBGC Insured Plan pursuant to IRC Section 412(b)(2) and IRC Section 412(d)(3).

The origination trust, the depositor and the issuing entity, as well as other entities, are members of the Stellantis Controlled Group. In addition, while any of the PBGC liens described above (each, a “PBGC Lien”) could attach to any of the assets of any member of the Stellantis Controlled Group (and, in the case of an IRC Section 430(k) Lien, any assets of any IRC Section 414(m)/(o) Entity), the automatic stay would prevent the PBGC from realizing on any assets of any member of the Stellantis Controlled Group, including Stellantis Financial Services, or of any IRC Section 414(m)/(o) Entity, that is the subject of a bankruptcy proceeding at the time the PBGC Lien arises or would otherwise arise. Assuming the origination trust, the depositor and the issuing entity are not subject to bankruptcy proceedings and that neither the reference pool nor the exchange note are consolidated with the bankruptcy estate of Stellantis Financial Services, the PBGC would be able to levy on those assets to satisfy the pension obligations of the Stellantis Controlled Group that are subject to a PBGC Lien unless the security interest of the collateral agent in the leases and leased vehicles in the reference pool and the security interest of the indenture trustee in the exchange note have priority over the PBGC Lien.

This securitization transaction will be structured to maximize the probability that the security interest of the collateral agent in the leases and leased vehicles in the reference pool and the security interest of the indenture trustee in the exchange note and any identifiable cash proceeds received before the PBGC files a notice of the PBGC Lien will have priority over any of the PBGC Liens, notice of which is filed after the closing date.

Under state law, the priority of the collateral agent’s security interest in a lease is established under the Uniform Commercial Code on the date the collateral agent filed its Uniform Commercial Code financing statements. The priority of the collateral agent’s security interest in a leased vehicle and identifiable cash proceeds is established on the date the certificate of title for the leased vehicle was filed with the proper state department of motor vehicles (if the motor vehicle statutes apply) or on the date the collateral agent filed its financing statements (if the Uniform

Commercial Code applies). The priority of the indenture trustee’s security interest in the exchange note will be established under the Uniform Commercial Code when the issuing entity files financing statements on behalf of the indenture trustee.

The priority of a PBGC Lien, however, is determined under the rules applicable to federal tax liens and not under state law. Under these rules, a PBGC Lien will be senior to any security interest that is perfected under state law after the PBGC files a notice of the PBGC Lien. Under the Uniform Commercial Code, the priority of a security interest will relate back to the date that the security interest was perfected, even if the property subject to the security interest does not exist at that time. Under the rules applicable to federal tax liens, however, the priority of a security interest does not relate back to the date the security interest was perfected under state law if the property subject to the security interest does not exist at that time. Instead, under the rules applicable to federal tax liens, a security interest will not attach and be entitled to priority until the property comes into existence. As a result, the security interest of the collateral agent in the leases in the reference pool and any proceeds received after the filing of a notice of a PBGC Lien by the PBGC will have priority over a PBGC Lien only if the origination trust’s right to receive those monthly payments existed before the PBGC filed the notice of the PBGC Lien.

On the closing date, Stellantis Financial Services, the depositor and the issuing entity will receive a reasoned legal opinion that, under the rules applicable to federal tax liens, a court would hold that the security interest of the collateral agent in the leases and leased vehicles in the reference pool and identifiable cash proceeds (including the collections received after a filing of a notice of a PBGC Lien by the PBGC) would be senior to any PBGC Lien if the notice of the PBGC Lien is filed after the closing date. This opinion will be subject to assumptions and qualifications and a court may not reach the same conclusion.

Lease Contracts and Leased Vehicles

Repossession of Leased Vehicles; Notice of Sale and Cure Rights. If a lessee defaults on its lease, the servicer will have certain remedies available under that lease contract as allowed by state laws. These remedies include the right to perform self-help repossession unless it would be a breach of the peace or unless prohibited by state law. Self-help repossession is the method used by Stellantis Financial Services in most cases and usually is accomplished by hiring an independent contractor to take possession of the leased vehicle. In cases where the lessee objects or raises a defense to repossession, or if required by state law, Stellantis Financial Services may have to obtain a court order before repossessing the vehicle.

If a lessee is in default under its lease, some states require that the lessee be notified of the default and given time to correct the default before repossession. In Stellantis Financial Services’ experience, this right to correct is exercised by only a limited number of lessees.

On repossession of a vehicle, Stellantis Financial Services provides the lessee with notice of the date, time and place of a public sale and/or the date after which a private sale of the vehicle may be held. The lessee has the right to correct the default under the lease before sale by paying the past due amounts owed under the lease plus reasonable expenses for repossessing, holding, and preparing the vehicle for disposition and arranging for the sale, including attorney’s fees when allowed by law.

Deficiency Judgments. Stellantis Financial Services generally is required to apply the proceeds of sale of a repossessed vehicle to the expenses of sale and repossession and then to the satisfaction of the amounts due under the lease. If the net proceeds from sale do not cover the full amount due under the lease, Stellantis Financial Services may seek a deficiency judgment in some states, but other states prohibit or limit deficiency judgments. Because a deficiency judgment is an unsecured personal judgment against the lessee for the shortfall, in many cases it is not worthwhile to seek one. If a deficiency judgment is obtained, it may be settled at a significant discount or it may be impossible to collect.

Consumer Financial Protection Laws. Numerous federal and state consumer financial protection laws and regulations impose substantial requirements on lessors and servicers involved in consumer leasing, including Stellantis Financial Services, and impose statutory liabilities on those who fail to comply with them. The most significant consumer financial protection laws regulating the leases and leased vehicles include:

•

the federal Consumer Leasing Act of 1976 and Regulation M, which require that a number of disclosures be made at the time a vehicle is leased, including money due at the time of origination of the lease, a description of the lessee’s liability at the end of the lease term, the amount of any periodic payments, the circumstances under which the lessee may terminate the lease before the end of the lease term and the capitalized cost of the vehicle and a warning about possible charges for early termination;

•

the federal Equal Credit Opportunity Act that prohibits creditors from discriminating on the basis of specific factors, such as race, color, sex, age and marital status in all aspects of a credit transaction, including the application process and the development and use of scoring models;

•

the federal Fair Credit Reporting Act that regulates consumer credit reports and includes requirements on when and how creditors may obtain and use these reports and actions creditors must take to prevent identity theft; and

•	the Gramm-Leach-Bliley Act and state privacy laws that require protection of specific consumer data and communication of privacy rights with consumers.

Every state, other than Louisiana, has adopted Article 2A of the Uniform Commercial Code, which provides protection to lessees through implied warranties and the right to cancel a lease contract relating to defective goods. In addition, courts have imposed general equitable principles on secured parties pursuing repossession of collateral or litigation involving deficiency balances. These equitable principles may relieve a lessee from some or all of the legal consequences of a default.

Stellantis Financial Services and the depositor will represent that each lease complies in all material respects with requirements of law and that each lease is not subject to claims or defenses of the lessee. This representation is based on Stellantis Financial Services’ review of form lease terms, its review of completed leases for errors apparent in the lease, and dealer representations of lease disclosure accuracy in agreements between Stellantis Financial Services and the dealer. If a lessee has a claim for a violation of law related to a lease, that violation would be a breach by Stellantis Financial Services and the depositor and if the breach has a material adverse effect on a lease and leased vehicle, Stellantis Financial Services would have to reallocate the lease and leased vehicle from the reference pool unless the breach is corrected in all material respects before the date the lease or leased vehicle is required to be reallocated.

Under the terms of the Servicemembers Civil Relief Act and similar state laws, Stellantis Financial Services may not charge off a lease or use self-help methods to repossess the leased vehicle of a lessee who enters military service after entering into a qualifying lease. In addition, a lease may be terminated without further obligation at any time if the lessee enters into military service or by a servicemember who enters into a lease and then receives certain qualifying military orders or dies or suffers catastrophic injury or illness. Similar rights related to termination are provided to members of the foreign service posted abroad. No early termination charges may be imposed on the lessee for the termination and a prorated portion of the amount that the lessee paid in advance of the termination will be returned to the lessee. Leases with lessees who are in the military or who enter the military may be included in the reference pool and Stellantis Financial Services will not be required to reallocate from the reference pool a lease and leased vehicle that become subject to these laws.

Bankruptcy Limitations. U.S. bankruptcy laws affect the ability of the issuing entity to realize on collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the Bankruptcy Code, a bankruptcy court may prevent a creditor from repossessing a vehicle and, as part of the plan of reorganization may, in limited circumstances, reduce the amount due under the lease to the market value of the leased vehicle at the time of bankruptcy, leaving the lessor as a general unsecured creditor for the remainder of the amount owed by the lessee. A bankruptcy court may also reduce the monthly payments due under a lease or change the time of payment of the lease. Stellantis Financial Services will not be required to reallocate from the reference pool any lease that becomes subject to a bankruptcy proceeding after the cutoff date solely as a result of the bankruptcy.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the investor and its advisor to satisfy those requirements.]

[Certain Investment Considerations

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act and, in making this determination, is relying on the exemption in [Section [ ]][Rule [ ]] under the Investment Company Act, although other exclusions or exemptions may also be available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other European Union directives and regulations (as amended, the “EU Securitization Regulation”) has direct effect in member states of the European Union (the “EU”) and also applies in the current non-EU states of the European Economic Area (the “EEA”).

The EU Securitization Regulation places certain conditions (the “EU Due Diligence Requirements”) on investments in a “securitization” (as defined in the EU Securitization Regulation) by an “institutional investor”, defined by the EU Securitization Regulation to include (a) a credit institution or an investment firm, each as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”), (b) an insurance undertaking or a reinsurance undertaking, each as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EEA, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the EU CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

With respect to the United Kingdom (the “UK”), relevant UK-established or UK-regulated persons (as described below) are subject to the restrictions and obligations of the Securitization Regulations 2024 (as amended), together with (i) the Securitization sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority of the UK (as amended), (ii) the Securitization Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England (as amended) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), which set out the framework for the regulation of certain aspects of securitization in the UK (collectively, the “UK Securitization Rules”).

The UK Securitization Rules place certain conditions (the “UK Due Diligence Requirements”, and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this prospectus to “the applicable Due Diligence Requirements” will mean such Due Diligence Requirements to which a particular Affected Investor (as defined below) is subject)) on investments in a “securitization” (as defined by the UK Securitization Rules) by an “institutional investor”, defined by the UK Securitization Rules to include (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (as amended, the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in regulation 3 of the AIFM Regulations) and which markets or manages AIFs in the UK, or a small registered UK AIFM, as defined in the AIFM Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law, and as amended (the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. Pursuant to the UK CRR, the UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors” and together with EU Affected Investors, “Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor investing in a securitization must, amongst other things, verify that (a) the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) the originator, sponsor or issuing entity has, where applicable, made information available as required by the EU Securitization Regulation, and (c) except in specified cases, certain credit-granting requirements are satisfied.

EU Affected Investors should note that a legislative procedure is underway in the EU that is expected to result in the adoption of legislation which, if implemented in the terms currently proposed, would (amongst other things) amend certain aspects of the EU Due Diligence Requirements. It is not currently known whether, when, or in what terms such proposed legislation will be implemented. Prospective investors in the notes that are EU Affected Investors should make their own assessment as to the implications (if any) of such proposed legislation.

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor investing in a securitization must, amongst other things, verify certain matters in accordance with the elements of the UK Securitization Rules to which it is subject, including that (a) the originator, sponsor or original lender (each as defined by the UK Securitization Rules) retains a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Rules, (b) the originator, sponsor or issuing entity makes information available as required by the UK Securitization Rules and has committed to make further information available in accordance with the elements of the UK Securitization Rules to which the UK Affected Investor is subject, and (c) except in specified cases, certain credit-granting requirements are satisfied.

UK Affected Investors should note that consultations on proposed reforms to the UK Securitization Rules were published on February 17, 2026 (including proposed changes to the UK Due Diligence Requirements). It is not currently known whether, when, or in what terms such proposed reforms will be implemented. Prospective investors in the notes that are UK Affected Investors should make their own assessment as to the implications (if any) of such proposed amendments.

None of the sponsor, the depositor, the issuing entity, the underwriters nor any other party to the transaction described in this prospectus, or any of their respective affiliates, will retain or commit to retain a 5% material net economic interest in the securitization constituted by the issuance of the notes in accordance with the EU Securitization Regulation or the UK Securitization Rules or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions. The arrangements described under “The Sponsor—Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Rules by any person.

Any failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor, or a requirement to take corrective action.

Consequently, the offered notes may not be a suitable investment for any Affected Investor. This may have an adverse impact on the value and liquidity of the notes. Prospective investors are responsible for analyzing their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the application of and compliance with any applicable Due Diligence Requirements or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

Below is a description of material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on current provisions of the Internal Revenue Code of 1986, as amended, or “Internal Revenue Code”, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or “IRS”, rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. It is not certain that the IRS will not challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as non-U.S. noteholders, insurance companies, tax-exempt organizations, financial institutions or broker dealers, life insurance companies, mutual funds, real estate investment trusts, regulated investment companies, S-corporations, trusts and estates, persons that have a functional currency other than the U.S. dollar, taxpayers subject to any alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

•	are unrelated to the depositor;

•	purchase notes in the initial distribution of the notes;

•	are U.S. noteholders; and

•	hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term “U.S. noteholder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) have the authority to control all substantial decisions of the trust or that has made a valid election under Treasury regulations to be treated as a United States person.

The term “U.S. noteholder” also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business. As used in this section, the term “non-U.S. noteholder” means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of Issuing Entity

At closing, [•], tax counsel to the depositor, will provide an opinion, subject to the qualifications and assumptions therein, including assuming compliance with the terms of the trust agreement and transaction documents, that the issuing entity will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the issuing entity. If so treated, the issuing entity might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the issuing entity could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be “unrelated business taxable income”, income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of issuing entity expenses.

Tax Characterization and Treatment of Notes

Characterization as Debt. At closing, [•] will provide an opinion, subject to the qualifications and assumptions therein, that the offered notes will be treated as debt for U.S. federal income tax purposes (other than any notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)). The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read “—Tax Characterization of Issuing Entity” above.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder’s method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or “OID”, rules. [Although stated interest on the Class B notes and Class C notes can be deferred under certain circumstances, the issuing entity intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the notes as qualified stated interest.]

Original Issue Discount. It is possible that one or more classes of notes may be issued with OID. A holder of a note issued with OID must include the OID in income as it accrues, regardless of whether it receives cash payments and regardless of the holder’s method of accounting. OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess is less than a de minimis amount. A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note except qualified stated interest. Subject to certain other requirements, qualified stated interest is interest payments on a note that are unconditionally payable at least annually. The issue price will be the first price at which a substantial amount of notes are sold, excluding sales to bond houses, brokers or similar persons acting as initial purchasers, placement agents or wholesalers. Holders of the notes must include OID in income calculated on a constant-yield method. Special tax rules principally relating to the accrual of OID apply to debt instruments described in Section 1272(a)(6) of the Internal Revenue Code (debt instruments that may be accelerated by reason of the prepayment of other debt obligations securing such debt instruments). The application of Section 1272(a)(6) of the Internal Revenue Code does not clearly apply to the notes, however, the issuing entity intends to treat the notes as debt instruments described in Section 1272(a)(6) of the Internal Revenue Code. Accordingly, accruals of OID on the notes will be calculated using a prepayment assumption. Adjustments will be made to the amount of discount accruing in each taxable year in which the actual prepayment rate differs from the prepayment assumption. The prepayment assumption that will be used for purposes of computing OID with respect to the notes for U.S. federal income tax purposes is based on the base prepayment assumptions as described in “Maturity and Prepayment Considerations—Weighted Average Life of the Notes” in this prospectus. Prospective investors should consult with their own tax advisors regarding the effects of Section 1272(a)(6) of the Internal Revenue Code.

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder’s adjusted tax basis in the note. The holder’s adjusted tax basis will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Net Investment Income. Certain non-corporate U.S. noteholders will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income”, which generally will include interest, original issue discount and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. noteholders should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in “—FATCA” below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the issuing entity or a controlled foreign corporation related to the issuing entity. To qualify for the exemption from taxation, the withholding agent must have received a signed statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note;

•	certifies that the beneficial owner is not a U.S. noteholder; and

•	provides the beneficial owner’s name and address.

A “withholding agent” is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before payment to a non-U.S. noteholder (which itself is not a withholding agent). Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E (or any substitute form), which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide the signed statement to the withholding agent. However, in this case, the signed statement may require a copy of the beneficial owner’s IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

•	the gain is not effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. noteholder; and

•	in the case of a foreign individual, the non-U.S. noteholder is not present in the U.S. for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above, if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

FATCA. A 30% withholding tax generally will apply to payments of interest that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or “FATCA”, generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax Considerations

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the issuing entity or the tax consequences to the issuing entity or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the issuing entity and state and local tax consequences of the purchase, ownership and disposition of notes.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Internal Revenue Code or an entity or account deemed to hold plan assets of the foregoing (each, a “benefit plan investor”), as well as by “employee benefit plans” as defined in Section 3(3) of ERISA, that are not subject to Title I of ERISA, “plans” as defined in Section 4975 of the Internal Revenue Code or entities or accounts deemed to hold plan assets of the foregoing (together with benefit plan investors, “Plans”). Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit benefit plan investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such benefit plan investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of such benefit plan investor. In addition, Title I of ERISA requires fiduciaries of a benefit plan investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Governmental plans, although not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code, may be subject to substantially similar restrictions under applicable law that is substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a benefit plan investor that acquired offered notes if assets of the issuing entity were deemed to be assets of the benefit plan investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “ERISA regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan investor for the purposes of ERISA and the Internal Revenue Code only if the benefit plan investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, as of the closing date, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of offered notes that the offered notes will be repaid when due and traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the offered notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for offered notes that are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of a class of offered notes or a characterization of a class of offered notes as other than indebtedness under applicable local law, the subsequent acquisition of such class of offered notes or interests therein by a benefit plan investor or Plan that is subject to Similar Law is prohibited.

However, without regard to whether the offered notes are treated as an equity interest in the issuing entity for purposes of the ERISA regulation, the acquisition or holding of offered notes by or on behalf of a benefit plan investor could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the origination trust, the servicer, the administrator, the collateral agent administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan investors. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of offered notes by a benefit plan investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such offered notes and the relationship of the party in interest or disqualified person to the benefit plan investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain transactions between a benefit plan investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the benefit plan investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers”. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes, and prospective purchasers that are benefit plan investors should consult with their legal advisors regarding the applicability of any such exemption.

In addition, because the issuing entity, the depositor, the origination trust, the servicer, the administrator, the collateral agent administrator, the underwriters and their respective affiliates (collectively, the “Transaction Parties”) may receive certain benefits in connection with the sale or holding of the offered notes, the purchase of any of the offered notes using assets of a benefit plan investor over which any of the Transaction Parties has investment authority, or renders investment advice for a fee with respect to the assets of the benefit plan investor, or is the employer or other sponsor of such benefit plan investor, may be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Internal Revenue Code. Accordingly, the offered notes may not be acquired using the assets of any benefit plan investor if a Transaction Party has investment authority or renders investment advice for a fee with respect to the assets of such benefit plan investor, or is the employer or other sponsor of such benefit plan investor, unless an applicable prohibited transaction exemption is available to cover the purchase and holding of any such offered notes or the transaction is not otherwise prohibited.

By acquiring an offered note (or any interest therein), each purchaser and transferee (and its fiduciary, as applicable) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold such offered note (or any interest therein) with the assets of a benefit plan investor or Plan that is subject to Similar Law or (b) (i) such offered note has not been characterized as other than indebtedness under applicable local law and has at least one investment grade rating from a nationally recognized statistical rating organization at the time of acquisition and (ii) its acquisition, holding and disposition of such offered note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any Similar Law.

A Plan fiduciary considering the acquisition of offered notes (or any interest therein) should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

The sale of offered notes (or any interest therein) to a benefit plan investor or any Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by benefit plan investors or Plans generally or for any particular benefit plan investor or Plan, or that this investment is appropriate for benefit plan investors or Plans generally or any particular benefit plan investor or Plan.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriter	Principal Amount of Class A-1 Notes(1)(2)		Principal Amount of Class A-2[-A] Notes(1)(2)		[Principal Amount of Class A-2-B Notes(1)(2)]		Principal Amount of Class A-3 Notes(1)(2)		Principal Amount of Class A-4 Notes(1)(2)
[__________]	$		$		$		$		$
[__________]
[__________]

Total	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]

Underwriter	[Principal Amount of Class B Notes(1)(2)]		[Principal Amount of Class C Notes(1)(2)]
[__________]	$		$
[__________]
[__________]

Total	$	[•]	$	[•]

(1)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the depositor.]
(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed(1)		Reallowance Discount Not to Exceed
Class A-1 notes	[	•]%	[	•]%
Class A-2[-A] notes	[	•]%	[	•]%
[Class A-2-B notes]	[	•]%	[	•]%
Class A-3 notes	[	•]%	[	•]%
Class A-4 notes	[	•]%	[	•]%
[Class B notes]	[	•]%	[	•]%
[Class C notes]	[	•]%	[	•]%

(1)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

If all of the classes of offered notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

The offered notes will be sold by the depositor to the underwriters, who will offer the notes from time to time in negotiated transactions at varying prices to be determined at the time of sale, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to various prior conditions, including the underwriters’ right to reject orders in whole or in part.

The depositor and the sponsor have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification for liabilities of an indemnified person for such person’s violations of securities laws is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

[In the ordinary course of its business one or more of the underwriters and their respective affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.]

As discussed under “Use of Proceeds” in this prospectus, the depositor or its affiliates will apply all or a portion of the net proceeds of the offering of the offered notes to pay their respective debts secured by the leases and the related leased vehicles prior to their transfer to the issuing entity, and for general purposes. [One or more of the underwriters, the indenture trustee, the owner trustee and/or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may receive a portion of the proceeds as a repayment of that debt.]

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in accounts and permitted investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market and there is a risk that one will not develop or, if it does develop, that it will continue or that it will provide sufficient liquidity. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the offered notes.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

The depositor will receive aggregate proceeds of approximately $[•] from the sale of the offered notes (representing approximately [•]% of the initial note balance of the offered notes) after paying the aggregate underwriting discount of $[•] on the offered notes. Additional offering expenses are estimated to be $[•].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally but not jointly represented to and agreed with the issuing entity that:

•

it will not offer or sell any notes within the U.S., its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any securities, bank regulatory or other applicable law that applies to such underwriter; and

•

it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has severally but not jointly represented and agreed that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any notes to any UK retail investor in the United Kingdom (the “UK”). For these purposes:

(a) the expression “UK retail investor” means a person who is either one (or both) of the following:

(i)	not a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(ii)	not a qualified investor, as defined in paragraph 15 of Schedule 1 to the POATRs; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

Each underwriter has severally but not jointly also represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

European Economic Area

Each underwriter has severally but not jointly represented and agreed that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any notes to any EU retail investor in the EEA. For these purposes:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In addition, certain statements made in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “forecast”, “outlook”, or other words of similar meaning. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the leases and leased vehicles, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the servicer or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention; and

•	certain features of the notes and secondary market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise, except to the extent required by law.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including U.S. federal income tax matters, will be passed upon for the servicer and the depositor by [_____________]. Certain legal matters for the underwriters will be passed upon by [____________].

GLOSSARY

“adjusted capitalized cost” means, with respect to a lease, an amount equal to (a) the price of the leased vehicle, plus (b) if applicable, (i) taxes, (ii) additional products such as insurance and service contracts, (iii) dealer installed or other vehicle accessories, including software services, (iv) vehicle charging equipment and (v) outstanding balances on prior leases or trade-in vehicles and other fees and charges included in the lease, minus (c) any vehicle trade-in, cash payments from the lessee and cash payments from marketing programs offered by Stellantis and Stellantis Financial Services applied to reduce this amount.

“base monthly payments” means, with respect to a lease, an amount equal to ((a) the adjusted capitalized cost of such lease minus (b) the contract residual value plus (c) the lease charges (based on the lease factor) included in the lease) divided by the number of months in the lease contract. A customer’s total monthly payment also includes any sales or use taxes imposed on the base monthly payments, but these amounts and amounts to cover applicable personal property taxes and similar government charges are not included in collections and will not be available to satisfy amounts due on the exchange note.

“base residual value” means, for a leased vehicle, the lowest of (a) the contract residual value, (b) the residual value estimate produced by ALG based on the total MSRP of the base vehicle and all Stellantis Financial Services authorized options, without making a distinction between the value adding options and non-value adding options, (c) if available, the Maximum Residualized MSRP ALG Residual Value of such vehicle at the time of origination of the related lease and (d) the expected value of the related leased vehicle at the related maturity date of the lease contract calculated by using a residual value estimate produced by ALG as of [•], 20[•] as a “mark-to-market” value (assuming that the vehicle is in “average” rather than “clean” condition) based on the total MSRP ALG Residual.

[“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3)

the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.]

[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1)

the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-

current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.]

[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).]

[“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event”, the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.]

[“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.]

“contract residual value” means, for a leased vehicle, the residual value of the vehicle stated in the related lease.

“Defaulted Unit” means any lease (a) with respect to which the servicer has either repossessed and liquidated the related leased vehicle or repossessed and held the related leased vehicle in its inventory for 90 days, (b) which the servicer has determined in good faith and in accordance with its customary servicing practices that all amounts it expects to recover with respect to such lease have been received, (c) with respect to which 10% or more of any scheduled payment remains unpaid for 120 or more days from the related due date or (d) as to which the related lessee is deceased.

“Extended Lease Contract” means the lease contract related to any leased vehicle if the original scheduled lease termination date of such lease contract has been extended by the servicer in accordance with the servicer’s customary servicing practices by moving one or more monthly payments to the end of such lease contract’s term (it being understood that an “extension” does not include a payment due date change or an extension at the end of the scheduled term to accommodate turn-in mechanics).

“Extended Scheduled Lease Termination Date” means, with respect to any extended lease contract, the extended scheduled lease termination date for such extended lease contract established by the servicer in accordance with the servicer’s customary servicing practices.

[“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.]

[“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.]

[“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.]

“lease factor” means the implicit interest rate used to calculate the lease charges that are included in determining the base monthly payments due under a lease.

“Mark to Market ALG Residual Value” means, with respect to any lease contract, as of any date, the expected value of the related leased vehicle at the related maturity date of the lease contract calculated by using a residual value estimate produced by ALG as of [•], 20[•] as a “mark-to-market” value (assuming that the vehicle is in “average” rather than “clean” condition) based on the total MSRP ALG Residual.

“Maximum Residualized MSRP ALG Residual” means, with respect to any leased vehicle, the residual value estimate produced by ALG that is a percentage of the “Maximum Residualizable MSRP”, which consists of the MSRP of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that add little or no value to the resale price of the vehicle.

“MSRP” means, with respect to any leased vehicle, the manufacturer’s suggested retail price for such leased vehicle.

“MSRP ALG Residual” means, with respect to any lease, residual value estimates produced by ALG based on the total MSRP of the base vehicle and all Stellantis Financial Services authorized options, without making a distinction between the value adding options and non-value adding options.

“rating agency condition” means, with respect to any event or circumstance, that each Hired Agency either (a) notifies the depositor, the servicer, the owner trustee and the indenture trustee in writing that the proposed action will not result in a downgrade or withdrawal of its then-current ratings on any of the notes or (b) within ten business days of receiving notice of the proposed action, does not notify the depositor, the servicer, the owner trustee and the indenture trustee that the proposed action will result in a reduction or withdrawal of its then-current ratings of the notes.

“securitization value” means, with respect to a lease, the sum of the present values (discounted at the securitization rate) of (1) the remaining base monthly payments plus (2) the base residual value of the related leased vehicle; provided, however, that the securitization value of a lease which is a Terminated Unit shall be deemed to be equal to zero (except if the servicer is required to reallocate a lease as described under “Servicing – Servicer Modifications and Obligation to Reallocate Leases and Leased Vehicles”, in which case the securitization value of each such lease shall be determined without giving effect to this proviso).

“Stellantis” means Stellantis N.V., together with its consolidated subsidiaries excluding Stellantis Financial Services and its subsidiaries, or any one or more of them as the context may require.

“Terminated Unit” means a lease for which any of the following has occurred:

(a)	such lease became a Defaulted Unit;

(b)

the related leased vehicle was sold or otherwise disposed of by the servicer following (i) such lease becoming a Defaulted Unit or (ii) the scheduled or early termination (including any early termination by the related lessee) of the related contract or lease;

(c)

at any time after the scheduled lease termination date (after giving effect to any Extended Scheduled Lease Termination Date) or early termination (including any early termination by the related lessee) has occurred, (1) more than 90 days have elapsed since the later of (x) the end of the monthly period in which the scheduled lease termination date (after giving effect to any Extended Scheduled Lease Termination Date) or early termination (including any early termination by the related lessee) occurred and (y) the end of the monthly period in which the lessee ceases to make full rental payments or turns in the related leased vehicle or (2) more than 180 days have elapsed, regardless of whether the lessee ceases to make full rental payments or turns in the related leased vehicle; or

(d)

the servicer’s records, in accordance with customary servicing practices, disclose that all insurance proceeds expected to be received have been received by the Servicer following a casualty or other loss with respect to the related leased vehicle.

“total securitization value” means the aggregate securitization value of the leases in the reference pool.

[“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.]

INDEX OF DEFINED TERMS

[statistical] cutoff date	4
60-Day Delinquent Leases	60
AAA	63
ABS	89
adjusted capitalized cost	138
administration fee	1
administrator	1, 110
Affected Investors	126
AIFM Regulations	126
ALG	44
Appendix A	57
Assessment of Compliance	107
asset representations reviewer	2
Asset Review	62
asset-level data	59
Attestation Report	107
available funds	6
base monthly payments	138
base prepayment assumptions	89
base residual value	4, 138
Benchmark	138
Benchmark Replacement	138
Benchmark Replacement Adjustment	138
Benchmark Replacement Conforming Changes	139
Benchmark Replacement Date	139
Benchmark Transition Event	139
benefit plan investor	131
calculation agent	72
certificate	3
certificateholder	3
certificateholders	3
CFPB	27
Class A notes	3
Class A-2 notes	2
clean up call	4
Clearstream	83
closing date	3
collateral agent	2
collateral agent administrative agent	2, 114
collateral agent administrator	2
collection period	65

collections	65
Compounded SOFR	72
contract residual value	139
Controlled Group	121
controlling class	8
cutoff date	2
Defaulted Unit	139
Delinquency Percentage	60
Delinquency Trigger	60
depositor	1, 109
DISC	vi
Dodd-Frank Act	27
Due Diligence Requirements	125
EEA	vii, 125
Eligibility Representations	59
ERISA	121, 131
ERISA regulation	131
EU	13, 125
EU Affected Investors	125
EU CRR	125
EU Due Diligence Requirements	125
EU PRIIPS Regulation	vii
EU prospectus regulation	vii
EU qualified investor	vii
EU retail investor	vii, 136
EU Securitization Regulation	125
event of default	7, 78
Exchange Act	85, 134
exchange note	47
Exchange Note	112
exchange note available funds	65
exchange note default	70
exchange note supplement	64
Extended Lease Contract	140
Extended Scheduled Lease Termination Date	140
FATCA	131
FCA US	41
FDIC	119
final scheduled payment date	76
First Investors Financial Services	39
first priority principal payment	74

fixed rate notes	3
floating rate notes	3
FRBNY	34
FRBNY’s Website	72
FSMA	vi, 125
FTC	28
GAP	28
Hired Agencies	10
indenture trustee	2, 111
initial total securitization value	2
Instituting Noteholders	61
Internal Revenue Code	127
Investment Company Act	12, 125
IRC	122
IRC Section 430(k) Lien	122
IRS	127
ISDA Definitions	140
ISDA Fallback Adjustment	140
ISDA Fallback Rate	140
issuing entity	1, 109
lease factor	140
LIBOR	35
Mark to Market ALG Residual Value	140
Maximum Residualizable MSRP	4, 21
Maximum Residualized MSRP ALG Residual	140
MiFID II	vii, 136
Monthly Remittance Condition	104
MSRP	140
MSRP ALG Residual	140
Multiple Employer Plan	122
non-U.S. person	34
Noteholder Direction	61
notes	3
OID	34, 129
OLA	119
Order	vi
origination trust	2, 112
origination trust agreement	112
origination trustee	2
owner trustee	2, 111
payment date	3
PBGC	121
PBGC Lien	122
Plan	121
Plans	131
POATRs	vi

prepayments	88
priority principal payments	74
PTCE	132
pull-ahead amount	46
rating agency condition	140
record date	3
reference pool	2, 64
Reference Time	72
regular principal payment	75
Regulation RR	11
requesting party	62
responsible person	60
Retained Notes	135
Review Conditions	60
Review Expenses	116
Review Satisfaction Date	60
Rule 193 Information	58
SEC	v, 71
second priority principal payment	74
securitization rate	5
securitization value	4, 140
servicer	1, 39
servicer replacement event	105
servicing agreement	113
servicing fee	1
servicing supplement	102
SFS Lien Agent	2, 113
Similar Law	131
SOFR	34
SOFR Adjustment Conforming Changes	72
SOFR Adjustment Date	72
SOFR Determination Time	72
SOFR Rate	I-i, 72
sponsor	1, 39
Stellantis	141
Stellantis Controlled Group	121
Stellantis Financial Services	iv, 1, 39
Stellantis-franchised dealerships	39
SUBI	112
SUBI Certificates	112
Subject Leases	61
targeted overcollateralization amount	87
Terminated Unit	141
total securitization value	5, 141
transaction bank accounts	103
Transaction Parties	132
Trust Indenture Act	61

U.S. Government Securities Business Day	72
UCITS	125
UK	vi, 125
UK Affected Investors	126
UK CRR	126
UK Due Diligence Requirements	125
UK MiFIR	vi
UK qualified investor	vi

UK retail investor	vi, 135
UK Securitization Rules	125
Unadjusted Benchmark Replacement	141
Underfunded Plan Termination	122
UTI Certificates	112
verification documents	85
weighted average life	91

Appendix A

[Vintage Origination Information][Static Pool Information About Certain Previous Securitizations]

[The information in Appendix A also will be presented in graphical format.]

A-1

Appendix B

Payment Schedule of Leases

Modeling Assumption: The cash flows in the immediately following table were generated assuming that: (i) each lease payment is made on the last day of each calendar month beginning in [•] 20[•] until all scheduled lease payments are made; (ii) all remaining lease payments and base residual payments are timely received and no lease is ever delinquent; and (iii) the base residual value for each leased vehicle is received in the month of the last related scheduled monthly payment.

Collection Month Ended	Securitization Value (based on Statistical Securitization Rate)			Aggregate Lease Payments			Base Residual Payments
Cutoff Date	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]
[•] 20[•]	$	[	•]	$	[	•]	$	[	•]

B-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Stellantis Financial Underwritten Enhanced Lease Trust 20[●]-[●]

Issuing Entity

$[●]

Class A-1 Notes		$ [●]
Class A-2[-A] Notes	[}]	$ [●]
[Class A-2-B Notes]
Class A-3 Notes		$ [●]
Class A-4 Notes		$ [●]
[Class B Notes]		$ [●]
[Class C Notes]		$ [●]

SFS Auto Funding, LLC

Depositor

Stellantis Financial Services, Inc.

Sponsor and Servicer

PROSPECTUS

UNDERWRITERS

[●]

[●]

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$1,242,900.00
Legal Fees and Expenses	$2,700,000.00
Accountant Fees and Expenses	$585,000.00
Trustee Fees and Expenses	$180,000.00
Rating Agency Fees	$5,400,000.00
Printing Expenses	$630,000.00
Asset Representation Reviewer Fees and Expenses	$125,000.00
Miscellaneous Expenses	$675,000.00

Total	$11,537,900.00

Item 13. Indemnification of Directors and Officers.

SFS Auto Funding, LLC

SFS Auto Funding, LLC (the “Depositor”) is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Depositor was formed under the laws of the State of Delaware. The limited liability company agreement of the Depositor provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, officers, directors, independent directors, employees and agents of the Depositor, and employees, representatives, agents or affiliates of the member or special member (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Depositor prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Depositor of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Depositor or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the Depositor or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the Depositor or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Depositor or its members otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

SFS Leasing, Ltd.

SFS Leasing, Ltd. is a Delaware statutory trust (“SFS Leasing”). Section 3803 of the Delaware Statutory Trust Act provides as follows:

3803. Liability of Beneficial Owners and Trustees.

(a) Except to the extent otherwise provided in the governing instrument of the statutory trust, the beneficial owners shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State.

(b) Except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(c) Except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting pursuant to Section 3806(b)(7) of this title, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(d) No obligation of a beneficial owner or trustee of a statutory trust to the statutory trust arising under the governing instrument or a separate agreement in writing, and no note, instrument or other writing evidencing any such obligation of a beneficial owner or trustee, shall be subject to the defense of usury, and no beneficial owner or trustee shall interpose the defense of usury with respect to any such obligation in any action.

Section 3817 of the Delaware Statutory Trust Act provides as follows:

3817. Indemnification.

(a) Subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

(b) The absence of a provision for indemnity in the governing instrument of a statutory trust shall not be construed to deprive any trustee or beneficial owner or other person of any right to indemnity which is otherwise available to such person under the laws of this State.

The trust agreement for SFS Leasing provides that, to the extent not paid by a servicer pursuant to a servicing agreement, by the initial beneficiary or by a SUBI beneficiary, each trustee and any trustee agent shall be indemnified and held harmless by the trust (out of and to the extent of the trust assets allocated to the portfolio for which such trustee acts as trustee) with respect to any loss, liability or expenses, including reasonable attorneys’ and other professionals’ fees and expenses (including any amounts incurred in connection with enforcement of this indemnity) (collectively “Claims”), arising out of or incurred in connection with (a) any of the trust assets (including, without limitation, any Claims relating to user leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentation, deceptive and unfair trade practices, and any other claims arising in connection with any user lease, personal injury or property damage claims arising with respect to any leased vehicle or any claim with respect to any tax arising with respect to any trust asset) or (b) such trustee’s or trustee agent’s acceptance or performance of the trusts and duties contained in the trust agreement or any trust agency agreement, with any allocation of such indemnification among the trust assets to be made as provided for in the trust agreement, provided, however, that neither a trustee nor any trustee agent shall be indemnified or held harmless out of the trust assets as to any Claim (i) incurred by reason of such trustee’s or such trustee agent’s willful misconduct or gross negligence, or (ii) incurred by reason of such trustee’s or such trustee agent’s breach of its respective representations and warranties pursuant to the trust agreement.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, Stellantis Financial Services, Inc. and the underwriters named therein (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14(a). Exhibits.

EXHIBITS
Exhibit No.	Description

1.1	Form of Underwriting Agreement among the Depositor, Stellantis Financial Services, Inc. (“SFS”) and [•], as representative of the several underwriters*

3.1	Certificate of Formation of the Depositor

3.2	Amended and Restated Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture (including forms of Notes) between Stellantis Financial Underwritten Enhanced Lease Trust 20[•]-[•] and [•], as Indenture Trustee*

4.2	Amended and Restated Collateral Agency and Security Agreement among SFS Leasing, as Pledgor, U.S. Bank National Association, as Administrative Agent, the Secured Parties, and SFS Lien Agent, LLC, as Collateral Agent

4.3	Form of Exchange Note Supplement to the Collateral Agency and Security Agreement (including Form of Exchange Note) among SFS Leasing, as Issuer, SFS, as Servicer and Initial Beneficiary, U.S. Bank National Association, as Exchange Note Administrative Agent, [•], as Indenture Trustee, and SFS Lien Agent, LLC, as Collateral Agent*

5.1	Opinion of Mayer Brown LLP with respect to legality*

5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*

10.1	Form of Exchange Note Sale Agreement between Stellantis Financial Underwritten Enhanced Lease Trust 20[•]-[•] and the Depositor *

10.2	Form of Exchange Note Purchase Agreement between SFS, as Sponsor, and the Depositor*

10.3	Form of Administration Agreement among Stellantis Financial Underwritten Enhanced Lease Trust 20[•]-[•], SFS, as Administrator, and [•], as Indenture Trustee*

10.4	Amended and Restated Trust Agreement of SFS Leasing between SFS, as Settlor and Initial Beneficiary, and Wilmington Trust, National Association, as UTI Trustee, Delaware Trustee and Administrative Trustee

10.5	Form of Amended and Restated Trust Agreement between the Depositor and [•], as Owner Trustee*

10.6	Form of Asset Representations Review Agreement among Stellantis Financial Underwritten Enhanced Lease Trust 20[•]-[•], as Issuer, SFS, as Sponsor and as Servicer, and [•], as Asset Representations Reviewer*

10.7	Servicing Agreement between SFS Leasing and SFS, as Servicer

10.8	Form of Exchange Note Servicing Supplement among SFS Leasing, SFS, as Servicer, and [•], as Indenture Trustee*

10.9	Administration Agreement among SFS Lien Agent, LLC, as Collateral Agent, U.S. Bank National Association, as Administrative Agent, and SFS, as Collateral Agent Sub-Administrator

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*

23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)*

24.1.1	Power of Attorney for the Depositor (included in signature page to this registration statement)

24.1.2	Power of Attorney for SFS, as Administrator of SFS Leasing (included in signature page to this registration statement)

24.2.1	Certified Copy of Resolutions of the Depositor authorizing Powers of Attorney

24.2.2	Certified Copy of Resolutions of SFS, as Administrator of SFS Leasing, authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*

102.1	Asset Data File***

103.1	Asset Related Documents***

107.1	Calculation of Filing Fee Table

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

Each undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

Each undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 2026.

SFS AUTO FUNDING, LLC,
a Delaware limited liability company (Registrant)

By:	/s/ Bennie H. Duck
	Name:	Bennie H. Duck
	Title:	Executive Vice President, Treasurer and Secretary

II-S-1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bennie H. Duck and Tommy A. Moore, Jr., as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments or supplements (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Tommy A. Moore, Jr. Tommy A. Moore, Jr.	Director and President (Performing the Function of Principal Executive Officer)	November 5, 2026

/s/ Bennie H. Duck Bennie H. Duck	Director, Executive Vice President, Treasurer and Secretary (Performing the Function of Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer)	November 5, 2026

/s/ Angelo Clementi Angelo Clementi	Director	November 5, 2026

II-S-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 2026.

SFS LEASING, LTD., a Delaware statutory trust (Registrant)
By: Stellantis Financial Services, Inc., solely as Administrator of SFS Leasing, Ltd.

By:	/s/ Bennie H. Duck
	Name:	Bennie H. Duck
	Title:	Executive Vice President, Treasurer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bennie H. Duck and Tommy A. Moore, Jr., as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments or supplements (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Tommy A. Moore, Jr. Tommy A. Moore, Jr.	Director and President (Performing the Function of Principal Executive Officer)	November 5, 2026

/s/ Bennie H. Duck Bennie H. Duck	Director, Executive Vice President, Treasurer and Secretary (Performing the Function of Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer)	November 5, 2026